UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 22, 2019

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Annual Financial Report dated 21 February 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: February 21, 2019

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

21 February 2019

Barclays Bank PLC

Annual Report and Accounts 2018

UK Listing Authority submission

In compliance with Disclosure Guidance & Transparency Rule (DTR) 4.1, Barclays Bank PLC announces that its Annual Report 2018 will today be submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM

The document may also be accessed via Barclays PLC's website at http://home.barclays/investorrelations

Additional information

The following information is extracted from the Barclays Bank PLC Annual Report 2018 (page references are to pages in the Annual Report) which can be found athttp://home.barclays/investorrelations and constitutes the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a Regulatory Information Service.  This material is not a substitute for reading the Barclays Bank PLC Annual Report 2018 in full.

Strategic Report

Performance review

The Strategic Report was approved by the Board of Directors on 20 February 2019 and signed on their behalf by the Chairman.

Overview
Barclays Bank PLC is the non-ring-fenced bank of Barclays PLC and consists of the Corporate and Investment Bank (CIB), Consumer, Cards and Payments (CCP) and the Head Office.

Whereas Barclays Bank PLC is the legal entity non-ring-fenced bank of Barclays PLC, Barclays International is the managed division of Barclays PLC, representing CIB and CCP.

Following the court approval of the ring-fencing transfer scheme in March 2018, the UK banking business largely comprising Personal Banking, Barclaycard Consumer UK and Business Banking was transferred from Barclays Bank PLC to Barclays Bank UK PLC, the ring-fenced bank, on 1 April 2018 to meet the regulatory ring-fencing requirement in accordance with the Financial Services (Banking Reform) Act 2013 and related legislation.

The net assets transferred from Barclays Bank PLC to Barclays Bank UK PLC amounted to £15.9bn comprising all the assets and liabilities of the Barclays UK division.  From that point, Barclays Bank UK PLC ceased to be a subsidiary of Barclays Bank PLC and became a direct subsidiary of the ultimate parent, Barclays PLC.

The consolidation of the parent entity, Barclays Bank PLC and its subsidiaries, is referred to as Barclays Bank Group.

Strategy
Barclays Bank Group has a unique transatlantic footprint anchored in the world's deepest and most sophisticated capital markets, London and New York. With relentless focus on delivering for customers and clients in our UK and US home markets and around the world, Barclays Bank Group's diversified business portfolio provides balance, resilience and exciting growth opportunities. Barclays Bank PLC has strong global market positions, and continues to invest in people and technology in order to deliver sustainably improved returns.

We are making strategic investments to seize the clear growth prospects each business presents. Similarly, we continue to build a great culture where our strong conduct and rigorous controls environment enable us to deliver the right outcomes for all our stakeholders.

Business Model
Barclays Bank Group's diversified business model offers products and services designed for larger corporate, wholesale and international banking customers and clients around the world, and provides Barclays PLC's shareholders a mix of revenue streams that benefit from different stages of the economic cycle.

The business structure comprises the Corporate and Investment Bank, Consumer, Cards and Payments and the Head Office. CIB includes Banking, Corporate Banking and Markets businesses which aid institutions, governments and corporate clients in managing their funding, financing, and risk management needs. CCP includes Cards & Payments and Private Bank & Overseas Services offering consumer credit cards and banking, and private banking, investment and wealth management services, in addition to payment solutions to clients. The Head Office function contains the central operations of Barclays Bank Group.

Market and operating environment
The markets in 2018 were characterised by US economic outperformance, including further labour market improvements and on-target inflation rates. Against this backdrop, short-term US interest rates increased further, ahead of other core markets, and the US dollar strengthened. While market volatility remained generally low, isolated bouts of volatility resulted in a more uneven equity performance. In the UK, growth softened further amid heightened uncertainty around Brexit developments, reflected in a volatile and depreciating sterling.

Alongside establishing the ring fenced bank and non-ringfenced bank in April 2018 in response to the UK government's ring-fencing legislation, we have also been working on plans with respect to the UK's departure from the European Union (EU) in 2019. Our plans are driven by an overriding commitment to preserve seamless ongoing EU market access for Barclays Bank PLC and our customers and clients. A key element of our plans was to seek regulatory authorisations from the Central Bank of Ireland and the European Central Bank to expand the operations of Barclays Bank Ireland PLC: Barclays PLC has had a banking licence in Ireland for almost 40 years. During 2018, we received the necessary authorisations, scaled up our presence in Ireland, and began the transfer of our European branches from Barclays Bank PLC to Barclays Bank Ireland PLC. We remain confident in our ability to serve our customers and clients once the UK's withdrawal is complete.

Our US Intermediate Holding Company (IHC) received positive feedback from the US Federal Reserve on the IHC's first-ever public stress test submissions, indicating the strength of the IHC's capital position. The IHC, which we established in 2016, is an umbrella holding company for our US subsidiaries including the US broker-dealer that operates key investment banking businesses and the entity that operates Cards & Payments in the US.

Risks to the operating model
Geopolitical and macroeconomic uncertainty in some markets remain a risk, while the volume and reach of regulatory change continues to require significant attention.

The potential impact of longer term uncertainty is a sustained low rate environment predominately impacting revenues and driving cautious market activity. This was evident in 2018, and created a challenging operating environment for corporate and investment banking activities in particular.

As we accelerated our growth efforts in 2018, we increased our focus on ensuring that new revenue opportunities do not compromise our prudent approach to risk, or our ability to generate sustainable returns. Coupled with our cost efficiency programmes, this balanced approach is designed to deliver a more attractive bottom line.

We have a conservative risk profile, and continue to work to maintain the quality of our lending book. The quality of our US credit card portfolios has been consistent with the overall industry and key competitors. After an increase in delinquency rates in 2017, rates moderated for both the industry and Barclays in 2018. Loss and arrears rates are still below the long term average and below pre-recession levels, driven in part by favourable US GDP growth and low unemployment rates. We continue to monitor overall growth in unsecured debt across the industry, particularly relative to wage growth, and during 2018 unsecured debt growth slowed to 4.9% compared with 6.7% in 2017.

We continue to invest to ensure our infrastructure is resilient to cyber-crime, conducting comprehensive penetration testing, supported by the deployment of a number of best-in-class malware detection tools.

Key highlights of the year
Barclays Bank Group delivered profit before tax across all four quarters in CIB and CCP, while absorbing in the Head Office the £1.4bn settlement with the US Department of Justice (DoJ) relating to Residential Mortgage-Backed Securities (RMBS). This demonstrates the increasing ability of our diversified portfolio of businesses to deliver sustainable growth.

We continually evaluate our entire portfolio of businesses for capital, leverage, risk assets and funding across all jurisdictions and legal entities. This helps us to further enhance both our operational discipline and precision in our capital allocation to deliver stronger returns.

Identifying the right talent to execute on our ambitions remains fundamental to our growth strategy. Over the course of the year, we hired several experienced professionals to bring complementary skills to our leadership team, and made strategic appointments in areas where we see opportunities for growth, including a significant number of internal promotions.

To enable our people to deliver the best outcomes for our customers and clients, we focused our technology investment on commercially impactful enhancements, and this focus remains a hallmark of our strategy for the year ahead. Key initiatives ranged from new data science and algorithmic capabilities, to an enhanced digital experience for our customers and clients.

We are already seeing results of investing in our businesses. For example, our Equities franchise delivered a standout performance this year, with revenue growth outpacing competitors. Similarly, we are seeing growth in our newly launched US consumer loans product, which complements our US cards business.

During the year, we also continued to contribute to society, from launching a new housing development fund to creating pathways to employment, and from mentoring entrepreneurs to structuring sustainability-linked loans.

Building on our progress is the mission of every colleague in Barclays Bank Group. We are confident in our ability to build on the commercial focus we demonstrated in 2018, and to deliver the right outcomes for all our stakeholders.

Corporate and Investment Bank
The Corporate and Investment Bank comprises principally of the Banking, Corporate Banking and Markets businesses which aid money managers institutions, governments and corporate clients in managing their funding, financing, and risk management needs.

Banking
Banking provides clients with long-term strategic advice on mergers and acquisitions (M&A), corporate finance and financial risk management solutions, as well as equity and debt capital raising services.

In 2018 across the industry, fees were down approximately 4% globally, with some products and regions down double digits. Barclays' global investment banking fee share was 4.2%, consistent with our performance in 2017.

In Europe and the Middle East, we ranked fifth for all Banking products, our highest ever full-year ranking. In the Americas we ranked sixth, and remain the highest-ranked European investment bank. Our Asia Pacific franchise continues to perform well.

Our performance was bolstered by a standout year in M&A, where we attained our highest global fee share in four years and ranked top five in Americas M&A for the third consecutive year. In Debt Underwriting we ranked in the top four in global fee share for the third consecutive year, driven by a continued strong presence in both the leveraged finance and investment grade primary debt markets. Our Equity Underwriting business performed well in a very challenging market environment, winning our highest ever ranking in European rights offerings, and continued to demonstrate momentum in initial public offerings (IPOs), where we book-ran five of the year's ten largest IPOs from the Americas, Europe and the Middle East.

During 2018 our new Social Impact Banking group structured the first sustainability-linked loans in the US. More than 100 of our Banking colleagues mentored entrepreneurs as part of the third annual Unreasonable Impact programme, the world's first international network of accelerators focused on scaling up entrepreneurial businesses that will help employ thousands worldwide while solving some of society's most pressing challenges.

Barclays Bank Group was the recipient of multiple industry awards in 2018, including being named by Euromoney as the UK's Best Investment Bank for the third consecutive year (and sixth time in the last seven years), and as Western Europe's Best Bank for Financing. In addition, Global Capital ranked Barclays Bank Group as the Best Corporate Broker in the UK for the third year running, and IFR magazine named Barclays Bank Group its North America Asset-Backed Securitisation House of the Year.

In the year ahead, we see opportunities to improve further the performance of Banking by investing in talent in key products and sectors and continuing to build on our historical strength in debt underwriting.

Corporate Banking
Our Corporate Banking business provides GBP and EUR working capital and transaction banking services, including trade and payments, for multinational corporates and institutions, and UK large and medium size corporate clients.

Our new Corporate Banking leadership is focused on enhancing our offering. During the year, we developed a new multi-country digital banking platform, primarily supporting Corporate and Investment Bank clients, which was most recently rolled out in Ireland and Germany. In Q3 2018 Corporate Banking and the UK government launched a £1bn housing development fund to boost the delivery of new housing in England, and also launched a £300m ENABLE Guarantee cashback scheme with the British Business Bank to boost asset finance lending to SMEs.

Corporate Banking has also driven stronger client relationships through innovative programmes like Connect with Work, which builds bridges between people who face barriers to getting into work and businesses that are recruiting but struggling to find suitable candidates.

Through significant investments in our technology, we are increasing the resiliency and performance of our digital client experience. These investments will continue to be a focus for the year ahead, alongside enhancing our competitive position in the UK, and growing our transaction banking revenues globally, expanding our European cash management platform, and continuing to enhance the commercial effectiveness of our lending book.

Markets
Our Markets business provides a broad range of clients with market insight, execution services, and tailored risk management and financing solutions across equities, credit, rates and foreign exchange (FX) products.

We made good progress in 2018 on our strategy to rebuild our franchise and transform performance over the long term. Supported by our investments in financial resources, technology, and human capital, our business this year increased market share across each asset class and delivered five consecutive quarters of outperformance vs. our peers. In a year of challenging market conditions, our Credit and Macro (Rates and FX) businesses - which we report as FICC (Fixed Income, Credit and Commodities) - produced steady performances, driven by revenue diversification in Credit and market share gains in Macro. Revenue growth in our Equities franchise outperformed our competitors, driven by strong performances in derivatives and equity financing. We also made significant progress in building out our electronic platform capabilities across all asset classes enabling best-in-class execution for clients.

We continued to help clients navigate market events and volatility, and maintained or improved our position in a number of markets. For example, Barclays was one of three banks chosen to execute the first-ever bond issue and the first-ever asset backed commercial paper transaction, based on the new Secured Overnight Financing Rate (SOFR). Additionally, we are a top-three ranked broker by traded notional on the Tokyo Stock Exchange (TSE) with over 100 trillion yen traded for our clients in 2018, equating to a more than 10% market share.

The clients who generate the highest returns for market-making businesses consistently allocate the greatest and most profitable share of their activity to full service markets franchises. To better meet the needs of these clients - typically the world's largest money managers - and therefore to improve returns, in 2019 we plan to pursue targeted growth and diversification opportunities. Our dialogue with clients regarding these initiatives gives us confidence that these investments will drive the right commercial outcomes.

Research
Our Research team's mission is to affect clients' decision-making through independent, thought-leading, differentiated insights on equity and debt, as well as on the macro trends shaping the global economy.

To enhance our relevance to clients, particularly after the implementation of MiFID II, we continue to invest in our analysts and the digital capabilities supporting their work, as well as in best-in-class platforms to disseminate their insights. The Research Data Science Platform we are building will become an increasingly important differentiator for us, with state-of-the-art data infrastructure operated by leading data scientists and leveraging alternative data sets in innovative ways. Partnerships with research aggregators and new multimedia capabilities are helping clients interact with us in the channels of their choice, and report enhanced categorisation is bringing our best content to a broader audience.

The insights generated by our analysts drive connectivity with clients across the Investment Bank, with particularly strong client engagement on cross-asset, cross-regional perspectives, and our teams' industry rankings demonstrate their relevance in helping clients understand the markets in a challenging year.

Consumer, Cards and Payments
Consumer, Cards and Payments includes Cards & Payments, and Private Bank & Overseas Services. Cards & Payments provides branded and co-branded consumer credit cards, lending and deposit accounts to our customers in the US and Germany, and payment solutions to our customers and clients in the UK. Private Bank & Overseas Services provides banking, credit and investment services to retail, high-net worth and ultra-high net worth clients, family offices, businesses, corporates and fiduciaries internationally.

Cards & Payments
Our Cards & Payments business operates across five business units: US Consumer Bank, Barclaycard Payment Solutions, Barclays Partner Finance, Barclaycard Commercial Payments and Barclaycard Germany.

US Consumer Bank offers co-branded and branded credit cards in the US, along with consumer loans and online retail deposits. Across all credit card products, US Consumer Bank added over two million new accounts in 2018 while growing our consumer retail deposits to over US$14bn. We are among the top-ten credit card issuers in the market by total outstandings as at the end of 2018. Our strong position in the travel and entertainment industry continued with the launch of a new Frontier Airlines co-brand credit card. Our Uber Visa card and our JetBlue Plus Card appeared in U.S. News & World Report's list of Best Travel Rewards Credit Cards. We also maintained our number three position in the 2018 J.D. Power US Credit Card Satisfaction Study. Driving continued strong growth in our US Consumer Bank - across online consumer banking and our partner cards franchise - is a strategic priority for us in 2019.

Barclaycard Payment Solutions provides merchant acquiring, payments integration and acceptance, and payment gateway products in the UK. In 2018, we processed over £250bn in payments, making us one of the largest payment acceptance providers in Europe. During the year, we successfully migrated over 100,000 clients from across our small business and corporate client base onto our new BankWORKS platform. Clients now enjoy better and more resilient service, including new and improved statements and simplified and flexible pricing.

Barclays Partner Finance provides point of sale finance products to consumers in the UK through a network of retailers and car dealerships. In 2018, we grew our existing partnerships, built relationships with new clients, won a number of industry awards, and retained our position as the market leader in the UK retail market.

Barclaycard Commercial Payments provides commercial cards and virtual payment products in the UK. In 2018 we launched the UK's first co-branded trade credit card partnership with Travis Perkins Group, and strengthened our presence in the travel industry by signing new partnerships with Amadeus, Paxport and Voxel.

Barclaycard Germany is now over a quarter of a century old and serves over 1.3 million credit card, deposit and loan customers. We are the leading issuer of revolving credit cards in the country by outstanding balances. We also have a growing instalment loans business as well as an online deposit product. In 2018 we launched a new Barclaycard Visa credit card, and expanded our unique Equal Payment Plan (EPP) offering by enabling credit card customers to repay their credit card balance in fixed instalments. Barclaycard Germany continues to drive exceptional customer satisfaction rankings (RNPS), with the business ranking in the top two for both cards and loans.

Barclays Bank Group is also a leading provider of credit cards and lending in Norway, Sweden and Denmark via our EnterCard joint venture with Swedbank.

Private Bank & Overseas Services
In the Private Bank we focus on bespoke solutions, ranging from standard to sophisticated, for our high net worth, ultra-high net worth and family office clients. Overseas services offers banking, investment and credit products and services to local residents and businesses based in Jersey, Guernsey and the Isle of Man, and serves non-UK based corporates and fiduciaries who have UK banking, credit and investment requirements. International Banking delivers banking, savings, mortgages and investment products to affluent international customers.

Private Bank & Overseas Services delivered a strong performance during 2018. We continued to enhance our client offering with new products and services, which drove an underlying increase in client balances. The business delivered strong revenue growth year on year, and a good return on equity.

We strive to build long-term value creation with our clients. Central to our strategy is continually enhancing our investment, banking and credit propositions. We have been developing differentiated capabilities in discretionary portfolio management, foreign exchange and real estate, and in bringing investment opportunities from our world-class Investment Bank.

Performance Measures

Performance measurement
The performance of Barclays Bank PLC contributes to the Barclays PLC Group, upon which the delivery of strategy is measured. Barclays PLC Group benefits from diversification and balance provided from both Barclays Bank UK PLC and Barclays Bank PLC, and the performance measures reflect this benefit. For the purposes of subsidiary reporting, the relevant measures have been isolated and disclosed below.

Financial performance measures
Barclays Bank PLC Financial Performance measures are calculated at a specific legal entity basis and disclosed below.

Income Statement

Barclays Bank Group results	2018	2017	2016
For the year ended 31 December	£m	£m	£m
Total income	13,600	13,730	14,202
Credit impairment charges and other provisions	(643)	(1,553)	(1,477)
Net operating income	12,957	12,177	12,725
Operating expenses	(9,893)	(10,230)	(11,146)
GMP chargeb	(140)	-	-
Litigation and conduct	(1,706)	(448)	(321)
Total operating expenses	(11,739)	(10,678)	(11,467)
Other net income	68	259	636
Profit before tax	1,286	1,758	1,894
Tax charge	(404)	(1,526)	(302)
Profit after tax in respect of continuing operations	882	232	1,592
(Loss)/profit after tax in respect of discontinued operationsa	(47)	(1,386)	2,137
Non-controlling interests in respect of continuing operations	-	(4)	(3)
Non-controlling interests in respect of discontinued operationsa	-	(140)	(402)
Other equity instrument holders	(647)	(639)	(457)
Attributable profit/(loss)	188	(1,937)	2,867

Notes
a
Barclays Bank PLC transferred its UK banking business on 1 April 2018 to Barclays Bank UK PLC. Results relating to the UK banking business for the three months ended 31 March 2018 and for the years ended 31 December 2017 and 2016 have been reported as a discontinued operation. The comparative period also included results relating to Barclays Africa Group Limited (BAGL) for the five months ended 31 May 2017 and for the year end 2016.

b
A £140m charge for Guaranteed Minimum Pensions in relation to the equalisation of obligations for members of the Barclays Bank UKRF. There was no capital impact of this charge as at 31 December 2018, as the Barclays Bank UKRF remained in accounting surplus.

The financial information above is extracted from the published accounts. This information should be read together with the information included in the accompanying consolidated financial statements.

The following assets and liabilities represent key balance sheet items for Barclays Bank Group.
Balance Sheet Information

	2018	2017
As at 31 December	£m	£m
Assets
Cash and balances at central banks	136,359	171,036
Loans and advances at amortised cost	136,959	324,590
Trading portfolio assets	104,038	113,755
Financial assets at fair value through the income statement	145,250	116,282
Derivative financial instrument	222,683	237,987
Liabilities
Deposits at amortised cost	199,337	399,189
Financial liabilities designated at fair value	217,741	173,718
Derivative financial instrument	219,592	238,345

Barclays Bank PLC is currently regulated by the Prudential Regulation Authority (PRA) on a solo-consolidated basis. Barclays Bank PLC solo-consolidated comprises Barclays Bank PLC plus certain additional subsidiaries, subject to PRA approval. The disclosures below provide key metrics for Barclays Bank PLC solo-consolidated.
Other Metrics and Capitala

	2018	2017
Common equity tier 1 (CET1) ratio	13.5%	13.6%
Total risk weighted assets (RWAs)	£173.2bn	£261.4bn
Capital Requirements Regulation (CRR) leverage ratio	4.0%	4.5%

Note
a
Capital, RWAs and leverage are calculated applying the transitional arrangement of the CRR. This includes IFRS 9 transitional arrangements and the grandfathering of CRR non-compliant capital instruments.

Income Statement commentary

2018 compared to 2017

Profit before tax decreased 27% to £1,286m driven by a loss in Head Office of £2,245m (2017: £710m) primarily due to the £1.4bn settlement with US Department of Justice (DoJ) relating to Residential Mortgage-Backed Securities (RMBS). This is partially offset by 23% increase in Corporate and Investment Bank to £2,394m and a non-recurrence of losses associated with the former Non-Core division, which was closed on 1 July 2017.
The 3% depreciation of average USD against GBP adversely impacted profits and income, and positively impacted credit impairment charges and total operating expenses.
Total Income decreased 1% to £13,600m. Corporate and Investment Bank income decreased 2% to £9,741m as Markets income increased 9%, reflecting gains in market share, offset by a decrease in Banking income of 6%. Consumer, Cards and Payments income decreased 5% to £4,267m. Excluding material one-off items in both 2017 and 2018, related to US cards portfolio sales and revaluation of Barclays preference shares in Visa Inc, underlying income increased due to growth in US cards.
Head Office income was an expense of £408m (2017: £148m) reflecting legacy capital funding costs of £351m now charged to Head Office and hedge accounting. This was partially offset by a one off gain of £155m from the settlement of receivables relating to the Lehman Brothers acquisition in Q2 2018 and higher Absa Group Limited (formerly known as BAGL) dividend income.
Credit impairment charges decreased 59% to £643m. Corporate and Investment Bank credit impairment charges decreased to a release of £152m (2017: charge of £213m) primarily due to single name recoveries, improved consensus based macroeconomic forecasts and single name charges in 2017, partially offset by Q4 2018 £50m specific charge for economic uncertainty in the UK. Consumer, Cards and Payments credit impairment charges decreased 38% to £808m reflecting non-recurrence of a £168m charge in Q3 2017 relating to deferred consideration from Q1 2017 asset sale in US cards, improved consensus based macroeconomic forecasts in the US and the impact of repositioning the US cards portfolio towards a lower risk mix.
Total operating expenses increased 10% to £11,739m as Head Office total operating expenses increased to £1,849m (2017: £353m) due to higher litigation and conduct costs including settlement of £1.4bn relating to RMBS with the US DoJ and a £140m charge for the GMP in relation to the equalisation of obligations for members of the Barclays Bank UKRF. Operating expenses decreased 3% to £9,893m due to lower restructuring and structural reform costs, and a reduced impact from the change in compensation awards introduced in Q4 2016.
Other net income decreased to £68m (2017: £259m) primarily reflecting the non-recurrence of gains on the sale of Barclays' share in Vocalink to MasterCard and a joint venture in Japan in Q2 2017.
Loss after tax in respect of discontinued operations of £47m (2017: £1,386m) included the results of the three months ended 31 March 2018 relating to the UK banking business that was transferred to Barclays Bank UK PLC. 2017 included results relating to BAGL and the UK banking business.
The effective tax rate decreased to 31.4% (2017: 86.8%). This rate includes the impact of litigation and conduct and, in 2017, a one-off net charge due to the re-measurement of US deferred tax assets (DTAs).

2017 compared to 2016

Profit before tax decreased 7% to £1,758m driven by a 3% reduction in income and lower other net income, partially offset by a 7% reduction in total operating expenses. Results were impacted by the appreciation of average USD and EUR against GBP of 5% and 7% respectively, compared to 2016, which positively impacted income and adversely affected impairment and total operating expenses.
Following the closure of Barclays Non-Core on 1 July 2017, Barclays Bank Group results for 2017 included a Barclays Non-Core loss before tax for the six months ended 30 June 2017 of £639m, compared to a loss before tax of £2,809m for the full year in 2016. From 1 July 2017, residual Barclays Non-Core assets and liabilities were reintegrated into, and associated financial performance subsequently reported in Corporate and Investment Bank, Head Office and Barclays Bank UK PLC.
Total income decreased to £13,730m (2016: £14,202m) reflecting a £651m reduction in Corporate and Investment Bank and a £502m decrease in Head Office, partially offset by a reduction in losses related to Non-Core.
Credit impairment charges increased 5% to £1,553m primarily due to an increase in Consumer, Cards and Payments offset by a reduction in Corporate and Investment Bank and impairment charges related to Non-Core.
Total operating expenses decreased 7% to £10,678m driven primarily by lower Non-Core related operating expenses.
Other net income of £259m (2016: £636m) primarily reflected a gain of £109m on the sale of Barclays' share in VocaLink to MasterCard and a gain of £76m on the sale of a joint venture in Japan.

Balance Sheet commentary

2018 compared to 2017
Cash and balances at central banks decreased £35bn to £136bn as a result of the disposal of Barclays UK business to Barclays Bank UK PLC.
Loans and advances at amortised cost decreased £187.6bn to £137.0bn (December 2017: £324.6n) following the transfer of the UK banking business from Barclays Bank PLC to Barclays Bank UK PLC as part of structural reform, and the impact of the transition to a new accounting standard.
Derivative financial instrument assets and liabilities decreased £15.3bn to £222.7bn and £18.8bn to £219.6bn respectively, due to a decrease in interest rate derivatives driven by increase in major interest rate forward curves and the adoption of daily settlement under the London Clearing House (LCH) rules, partially offset by increased foreign exchange and equity derivative volumes.
Financial assets at fair value through the income statement increased £29.0bn to £145.3bn primarily due to the impact of the transition to a new accounting standard and increased reverse repurchase agreements activity, partially offset by the transfer of the UK banking business from Barclays Bank PLC to Barclays Bank UK PLC as part of structural reform.
Deposits at amortised cost decreased £199.9bn to £199.3bn following the transfer of the UK banking business from Barclays Bank PLC to Barclays Bank UK PLC as part of structural reform and impact of the transition to a new accounting standard, offset partially by a strong and targeted increase in deposits.
Financial liabilities designated at fair value increased £44bn to £218bn primarily as a result of the effects of transition to a new accounting standard and additional client margin deposits from the growth of the Equities business.

Non-financial performance measures
Our performance measurement framework builds on our stakeholder engagement to align Barclays performance to their ambitions.

We reflect a balance of key financial performance metrics and broader strategic non-financial measures which focus on the impact we have on our customers and clients, colleagues, and the benefit we bring to society via our citizenship activity. These measures are underpinned by how we behave towards all our stakeholders, through our conduct and our culture.

To assess our performance, we use a number of sources including dashboards of our performance metrics and measures, regular management reporting and external measures to provide a balanced review of performance during the year, while additionally monitoring for emerging trends.

Below we focus on the Customer and Client measures specific to Barclays Bank PLC as contained in the Barclays PLC Group key performance indicators. Colleague and Citizenship are reviewed in Barclays Group PLC Annual Report.

Barclays Bank PLC has addressed the Non-Financial Reporting requirements contained in sections 414CA and 414CB of the Companies Act 2006 through the disclosure contained in Barclays PLC Annual Report on pages 44 to 46.

Customer and client
Key outcomes we will look to achieve include:
● Building trust with our customers and clients, such that they are happy to recommend us to others
● Successfully innovating and developing products and services that meet their needs
● Offering suitable products and services in an accessible way, ensuring excellent customer and client experience.

How we measure success
Measures used in our evaluation include, but are not limited to:
●	Client rankings and market shares
●	Digital engagement
●	Conduct indicators

How we are doing

Areas of encouragement:
Client rankings and market shares
The Banking franchise maintained its 6th rank by fee share in our UK and US home market (2017: 6th) and retained its top 3 position in the UK.

Our Markets franchise delivered strong results: it maintained its 4th position in Global Fixed Income (Greenwich) and improved its Coalition franchise ranka to 7th (2017 FY: 8th) strengthening its position in all individual asset classes.

95% of our largest UK corporate clients considered the service they receive from Barclays Bank Group to be good, very good or excellent, up from 88% in 2017 (Charterhouseb).

Digital engagement
In 2018, 69% of the US Consumer Bank customers are now digitally active (vs. 66% in 2017), and 57% now receive paperless statements. Our strategy and customer centricity is encouraged by the prestigious 3rd place in J.D. Power's 2018 Credit Card Satisfaction Survey. To maintain and improve this position, we continue to work on building our single, integrated native app to provide our customers an effortless experience. The app will allow customers to apply for products, manage their accounts, and track rewards earned all in one convenient place.

Areas of continued focus:
Conduct Indicators
Barclays Bank Group has operated at the overall set tolerance for Conduct Risk throughout 2018. The tolerance is assessed by the business through Key Indicators which are aggregated and provide an overall rating which is reported to the Board Reputation Committee as part of the Conduct Dashboard. We remain focused on the continuous improvement being made to manage Conduct Risk effectively, with an emphasis on enhancing governance and management information to facilitate the identification of risks at earlier stages. For further information on the management and performance of Conduct Risk, please refer to the Risk Review section on page 57 in Barclays Bank PLC Annual Report.

a	Markets ranking and share source: Coalition, FY18 Preliminary Competitor Analysis based on the Coalition Index and Barclays' internal business structure
b
Charterhouse Research based on 683 interviews (173 Barclays £25m+) with companies turning over between £25m and £1bn carried out in year end 2018. Survey data is weighted by turnover and region to be representative of the total market in Great Britain. % Responses - Excellent, Very Good and Good.

Colleague
Our Colleague agenda is set at the Barclays PLC level, and implemented throughout the subsidiaries, regardless of legal entity. Further information on our people at Barclays Bank Group on page 29 of Barclays Bank PLC Annual report.

Citizenship
Our Citizenship agenda is set at the Barclays PLC level, and implemented throughout the subsidiaries, regardless of legal entity. Further information on our Citizenship and Environmental Social Governance (ESG) activity available in the Barclays PLC 2018 Annual Report pages 22 to 27. Barclays PLC also publishes an annual ESG Report, where additional detail on material ESG themes are available. Reports are available at home.barclays/annualreport

Risk Review

Material existing and emerging risks

Material existing and emerging risks to Barclays Bank Group's future performance

Material risks are those to which senior management pay particular attention and which could cause the delivery of Barclays Bank Group's strategy, results of operations, financial condition and/or prospects to differ materially from current expectations.

Emerging risks are those which have largely unknown components, the impact of which could crystallise over a longer time horizon. These could currently be considered immaterial but over time may individually or cumulatively affect Barclays Bank Group's strategy and cause the same outcomes as material risks. In addition, certain factors beyond Barclays Bank Group's control, including escalation of terrorism or global conflicts, natural disasters and similar calamities, although not detailed below, could have a similar impact on Barclays Bank Group.

The risks described below are material existing and emerging risks which senior management has identified with respect to Barclays Bank Group.

Material existing and emerging risks potentially impacting more than one principal risk

i)	Business conditions, general economy and geopolitical issues

Barclays Bank Group's business mix spreads across multiple geographies and client types. The breadth of these operations means that deterioration in the economic environment, or an increase in political instability in countries where Barclays Bank Group is active, or in any systemically important economy, could adversely affect Barclays Bank Group's operating performance, financial condition and prospects.

Although economic activity continued to strengthen globally in 2018, a change in global economic conditions and the reversal of the improving trend may result in lower client activity in Barclays Bank Group, including lower demand for borrowing from creditworthy customers, and/or a reduction in the value of related collateral and/or an increase of Barclays Bank Group's default rates, delinquencies, write-offs, and impairment charges, which in turn could adversely affect Barclays Bank Group's performance and prospects. Deteriorating economic conditions could also impact the ability of Barclays Bank Group to raise funding from external investors. In addition, a shift in the forward looking consensus view of economic conditions may materially impact the models used to calculate expected credit losses (ECL), where an increase in ECLs could adversely affect Barclays Bank Group's profitability.

In several countries, reversals of capital inflows, as well as fiscal austerity, have already caused deterioration in political stability. This could be exacerbated by a renewed rise in asset price volatility or sustained pressure on government finances. In addition, geopolitical tensions in some areas of the world are at risk of further deterioration, thus potentially increasing market uncertainties and causing adverse global economic and market conditions, which in turn could adversely affect Barclays Bank Group's profitability in certain geographical locations.

In the UK, the vote in favour of leaving the European Union (EU), see ii) Process of UK withdrawal from the European Union below, has given rise to political uncertainty with potential consequences for investment and market confidence. The initial impact was a depreciation of Sterling resulting in higher costs for companies exposed to imports and a more favourable environment for exporters. Rising domestic costs resulting from higher import prices may impact household incomes and the affordability of consumer loans and mortgages. In turn this may affect businesses dependent on consumers for revenue, exacerbated by current pressures on businesses dependent on discretionary purchases, potentially resulting in increased impairment in Barclays Bank Group's portfolios. There has also been a reduction in activity in both commercial and residential real estate markets which has the potential to impact the value of real estate assets and adversely affect mortgage assets.
Furthermore, continued uncertainty in the withdrawal process could have a detrimental effect in the economic environment in continental Europe, which may negatively impact Barclays Bank Group's business in specific Eurozone countries.

In the US, where the economy outperformed other key markets in 2018, there is the possibility of significant continued changes in policy in sectors including trade, healthcare and commodities which may have an impact on associated Barclays Bank Group portfolios. A significant proportion of Barclays Bank Group's portfolio is located in the US, including a major credit card portfolio and a range of corporate and investment banking exposures. Stress in the US economy, weakening GDP and the associated exchange rate fluctuations, heightened trade tensions, an unexpected rise in unemployment and/or an increase in interest rates could lead to increased levels of impairment, resulting in a negative impact on Barclays Bank Group's profitability.

As anticipated, most major central banks have started tightening their monetary policies in 2018 and there remains a possibility that this will continue. The risk of large capital flows spawned by divergent or differently timed policies remains, and this will continue to provide financial market turbulence, in particular in emerging market economies. This may negatively impact Barclays Bank Group's business in the affected regions, under both profiles of credit and market risk.

Sentiment towards emerging markets as a whole continues to be driven in large part by developments in China, where there is some concern around the ability of authorities to manage growth while transitioning from manufacturing towards services. Although the Chinese government's efforts to stably increase the weight of domestic demand have had some success, the pace of credit growth remains a concern, given the high level of leverage and despite regulatory action. A stronger than expected slowdown could result if authorities fail to appropriately manage the end of the investment and credit-led boom. Deterioration in emerging markets could affect Barclays Bank Group if it results in higher impairment charges for Barclays Bank Group via sovereign or counterparty defaults.

More broadly, a deterioration of conditions in the key markets where Barclays Bank Group operates could affect performance in a number of ways including, for example: (i) deteriorating business, consumer or investor confidence indirectly having a material adverse impact on GDP growth in significant markets and therefore on Barclays Bank Group's performance; (ii) mark to market losses in trading portfolios resulting from changes in factors such as credit ratings, share prices and solvency of counterparties; (iii) reduced ability to obtain capital from other financial institutions for Barclays Bank Group's operations; and (iv) lower levels of fixed asset investment and productivity growth overall.

ii)	Process of UK withdrawal from the European Union

The uncertainty around Brexit spanned the whole of 2018, and intensified in the second half of the year. The full impact of the withdrawal may only be realised in years to come, as the economy adjusts to the new regime, but Barclays Bank Group continues to monitor the most relevant risks, including those that may have a more immediate impact, for its business:

● Market volatility, including in currencies and interest rates, might increase which could have an impact on the value of Barclays Bank Group's trading book positions.
●     Potential UK financial institutions credit spread widening could lead to reduced investor appetite for Barclays Bank Group's debt securities; this could negatively impact the cost of, and/or access to, funding. There is potential for continued market and interest rate volatility. This volatility could affect underlying interest rate risk value of the assets in the banking book, and securities held by Barclays Bank Group for liquidity purposes.

●     A credit rating agency downgrade applied directly to Barclays Bank Group, or indirectly as a result of a credit rating agency downgrade to the UK Government, could significantly increase Barclays Bank Group's borrowing costs, credit spreads and materially adversely affect Barclays Bank Group's interest margins and liquidity position.

● Changes in the long-term outlook for UK interest rates may adversely affect pension liabilities and the market value of investments funding those liabilities.
● Increased risk of a UK recession with lower growth, higher unemployment and falling UK house prices. This would likely negatively impact a number of Barclays Bank Group's portfolios.
●     The implementation of trade and customs barriers between the UK and EU could lead to delays and increased costs in the passage of goods for corporate banking customers. This could negatively impact the levels of customer defaults and business volumes which may result in an increase in Barclays Bank Group's impairment charges and a reduction in revenues.

●     Changes to current EU 'Passporting' rights may require further adjustment to the current model for Barclays Bank Group's cross-border banking operation which could increase operational complexity and/or costs.

●     The ability to attract, or prevent the departure of, qualified and skilled employees may be impacted by the UK's and the EU's future approach to the EU freedom of movement and immigration from the EU countries and this may impact Barclays' access to the EU talent pool.

●     The legal framework within which Barclays Bank Group operates could change and become more uncertain if the UK takes steps to replace or repeal certain laws currently in force, which are based on EU legislation and regulation (including EU regulation of the banking sector) following its withdrawal from the EU. Certainty around the ability to perform existing contracts, enforceability of certain legal obligations and uncertainty around the jurisdiction of the UK courts may be affected until the impacts of the loss of the current legal and regulatory arrangements between the UK and EU and the enforceability of UK judgements across the EU are fully known.

●     Should the UK lose automatic qualification to be part of Single Euro Payments Area there could be a resultant impact on the efficiency of, and access to, European payment systems. In addition, loss of automatic qualification to the European Economic Area (EEA) or access to Financial Markets Infrastructure including exchanges, central counterparties and payments services could impact service provision for clients, likely resulting in reduced market share and revenue and increased operating costs for Barclays Bank Group.

●    There are certain execution risks relating to the transfer of Barclays Bank Group's European businesses to Barclays Bank Ireland. Technology change could result in outages or operational errors leading to delays in the transfer of assets and liabilities to Barclays Bank Ireland, and delayed delivery could lead to European clients losing access to products and service and increased reputational risk.

iii)	Interest rate rises adversely impacting credit conditions

To the extent that central banks increase interest rates particularly in Barclays Bank Group's main markets, in the UK and the US, there could be an impact on consumer debt affordability and corporate profitability.

While interest rate rises could positively impact Barclays Bank Group's profitability, as retail and corporate business income may increase due to margin de-compression, future interest rate increases, if larger or more frequent than expectations, could cause stress in the lending portfolio and underwriting activity of Barclays Bank Group. Higher credit losses driving an increased impairment allowance would most notably impact retail unsecured portfolios and wholesale non-investment grade lending.

Changes in interest rates could also have an adverse impact on the value of high quality liquid assets which are part of Barclays Bank Group Treasury function's investment activity. Consequently, this could create more volatility than expected through Barclays Bank Group's FVOCI reserves.

iv)	Regulatory change agenda and impact on business model

Barclays Bank Group remains subject to ongoing significant levels of regulatory change and scrutiny in many of the countries in which it operates (including, in particular, the UK and the US). As a result, regulatory risk will remain a focus for senior management and consume significant levels of business resources. Furthermore, a more intensive regulatory approach and enhanced requirements together with the uncertainty (particularly in light of the UK's  withdrawal from the EU) and potential lack of international regulatory co-ordination as enhanced supervisory standards are developed and implemented may adversely affect Barclays Bank Group's business, capital and risk management strategies and/or may result in Barclays Bank Group deciding to modify its legal entity, capital and funding structures and business mix, or to exit certain business activities altogether or not to expand in areas despite otherwise attractive potential.
Barclays Bank UK Group was established on 1 April 2018 as the ring-fenced entity under Barclays Group. The transfer of the assets and liabilities of the Barclays UK division from Barclays Bank Group means that the Barclays Bank Group is less diversified than Barclays as a whole. Barclays Bank Group is not the parent of Barclays Bank UK Group and thus does not have recourse to the assets of Barclays Bank UK Group. Relative to Barclays Group, Barclays Bank Group is, amongst other things:
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more focused on businesses outside the UK, particularly in the US, and thus more exposed to the US economy and more affected by movements in the US Dollar (and other non-Sterling currencies) relative to Sterling, with a relatively larger portion of its business exposed to US regulation.

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more focused on wholesale businesses, such as corporate and investment banking and capital markets, which expose Barclays Bank Group to a broader range of market conditions, and to counterparty and operational risks. As such, the financial performance of Barclays Bank Group may be subject to greater fluctuations relative to that of Barclays as a whole or that of Barclays Bank UK Group.

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more dependent on wholesale funding sources, as the UK retail deposit base has been transferred to the Barclays Bank UK Group. The UK retail mortgage assets have also been transferred to Barclays Bank UK Group, which reduces Barclays Bank Group's access to funding sources reliant on residential mortgage collateral. Barclays Bank Group may therefore experience more difficult financing conditions and/or higher costs of funding including in situations of stress. As a result of the implementation of ring-fencing, different Barclays Group entities, such as Barclays Bank Group, may be assessed differently by credit rating agencies, which may result in different, and possibly more negative, assessments of Barclays Bank Group's credit and thus in lower credit ratings than the credit ratings of Barclays Group, which in turn could adversely affect the sources and costs of funding for Barclays Bank Group.

●	potentially subject to different regulatory obligations, including different liquidity requirements and capital buffers.

There are several other significant pieces of legislation and areas of focus which will require significant management attention, cost and resource, including:

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Changes in prudential requirements (including the risk reduction measures package recently adopted in the EU to amend the Capital Requirements Directive (CRD IV) and the Bank Recovery and Resolution Directive (BRRD)) may impact minimum requirements for own funds and eligible liabilities (MREL) (including requirements for internal MREL), leverage, liquidity or funding requirements, applicable buffers and/or add-ons to such minimum requirements and risk weighted assets calculation methodologies all as may be set by international, EU or national authorities. Such or similar changes to prudential requirements or additional supervisory and prudential expectations, either individually or in aggregate, may result in, among other things, a need for further management actions to meet the changed requirements, such as: increasing capital, MREL or liquidity resources, reducing leverage and risk weighted assets; restricting distributions on capital instruments; modifying the terms of outstanding capital instruments; modifying legal entity structure (including with regard to issuance and deployment of capital, MREL and funding); changing Barclays Bank Group's business mix or exiting other businesses; and/or undertaking other actions to strengthen Barclays Bank Group's position. (See Treasury and capital risk on pages 99 to 116 and Supervision and regulation on pages 123 to 132 for more information in Barclays Bank PLC Annual Report).

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The derivatives market has been the subject of particular focus for regulators in recent years across the G20 countries and beyond, with regulations introduced which require the reporting and clearing of standardised over the counter (OTC) derivatives and the mandatory margining of non-cleared OTC derivatives. Other regulations applicable to swap dealers, including those promulgated by the US Commodity Futures Trading Commission, have imposed significant costs on Barclays Bank Group's derivatives business. The increased regulation of swaps and security-based swaps may also result in other increases in costs for market participants, as well as reduced liquidity in the markets for such instruments, which could cause further increases in costs and volatility. These and any future requirements, including the US SEC's regulations relating to security-based swaps and the possibility of overlapping and/or contradictory requirements imposed on derivative transactions by regulators in different jurisdictions, are expected to continue to impact such business in the same manner.
More broadly, compliance with the evolving regulatory framework entails significant costs for market participants and is having a significant impact on certain markets in which Barclays Bank Group operates. The recast Markets in Financial Instruments Directive in Europe (MiFID II), which came into force in January 2018, has fundamentally changed the European regulatory framework entailing significant operational changes for market participants in a wide range of financial instruments as well as changes in market structures and practices. In addition, the EU Benchmarks Regulation, which also came into force in January 2018, regulates the use of benchmarks in the EU. In particular, after 1 January 2020 certain Barclays Bank Group entities will not be permitted to use benchmarks unless the relevant administrator is authorised, registered or qualifies under a third party regime. This may necessitate adapting processes and systems to transition to new alternative benchmarks, which would be a very time consuming and costly process.
Separately, the transition to risk-free rates as part of a wider benchmark reform is also expected to be impactful to Barclays Bank Group in respect of the timing of the development of a robust risk free rate market, an unfavourable market reaction and/or inconsistencies in the adoption of products using the new risk free rates, and also in respect of the costs and uncertainties involved in managing and/or changing historical products to reference risk free rates as a result of the proposed discontinuation of certain existing benchmarks.

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Barclays Bank Group and certain of its members are subject to supervisory stress testing exercises in a number of jurisdictions. These exercises currently include the programmes of the BoE, the EBA, the FDIC and the FRB. These exercises are designed to assess the resilience of banks to adverse economic or financial developments and enforce robust, forward looking capital and liquidity management processes that account for the risks associated with their business profile. Assessment by regulators is on both a quantitative and qualitative basis, the latter focusing on Barclays Bank Group's or certain of its members' business model, data provision, stress testing capability and internal management processes and controls. The stress testing requirements to which Barclays Bank Group and its members are subject are becoming increasingly stringent. Failure to meet requirements of regulatory stress tests, or the failure by regulators to approve the stress test results and capital plans of Barclays Bank Group, could result in Barclays Bank Group being required to enhance its capital position, limit capital distributions or position additional capital in specific subsidiaries. For more information on stress testing, please see Supervision and regulation on page 124 in the Barclays Bank PLC Annual Report.

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The introduction and implementation of Payments Service Directive 2 (PSD2) with delivery across 2019 provides third parties and banks with opportunities to change and enhance the relationship between a customer and their bank. It does this by providing customers with the ability to share their transactional data with authorised third party service providers either for aggregation or payment services. It is anticipated that payment services will be offered by third parties to Barclay Bank Group's customers. PSD2 will also introduce new requirements to the authentication process for a number of actions customers take, including ecommerce transactions. A failure to comply with PSD2 could expose Barclays Bank Group to regulatory sanction. Further, the regime could mean that actions or omissions by third party service providers could expose Barclays Bank Group to potential financial loss from third party fraud, misuse of customer data, litigation and reputational detriment, amongst other things. The changes to authentication may change the fraud environment across the industry as providers implement different approaches to comply.

Material existing and emerging risks impacting individual principal risks

i)	Credit risk

a)	Impairment

The introduction of the impairment requirements of IFRS 9 Financial Instruments, implemented on 1 January 2018, results in impairment loss allowances that are recognised earlier, on a more forward looking basis and on a broader scope of financial instruments than has been the case under IAS 39 and has had, and may continue to have, a material impact on Barclays Bank Group's financial condition.

Measurement involves increased complex judgement and impairment charges will tend to be more volatile, particularly under stressed conditions. Unsecured products with longer expected lives, such as revolving credit cards, are the most impacted. Taking into account the transitional regime, the capital treatment on the increased reserves has the potential to adversely impact regulatory capital ratios.

In addition, the move from incurred to expected credit losses has the potential to impact Barclays Bank Group's performance under stressed economic conditions or regulatory stress tests. For more information, please refer to Note 1.

b)	Specific sectors and concentrations

Barclays Bank Group is subject to risks arising from changes in credit quality and recovery rate of loans and advances due from borrowers and counterparties in a specific portfolio. Any deterioration in credit quality could lead to lower recoverability and higher impairment in a specific sector. The following are areas of uncertainties to Barclays Bank Group's portfolio which could have a material impact on performance:

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UK retailers. Softening demand, rising costs and a structural shift to online is fuelling pressure on the UK High Street. Whilst we have not seen any material impact, as the UK retailer market repositions itself the trend represents a potential risk in our UK corporate portfolio.

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Consumer affordability has remained a key area of focus for regulators, particularly in unsecured lending, driven by the growth in levels of borrowing. Macroeconomic factors, such as rising unemployment, that impact a customer's ability to service unsecured debt payments could lead to increased arrears in unsecured products.

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UK real estate market. UK property represents a significant portion of the overall Barclays Bank Group corporate credit exposure. In 2018, property price growth across the UK continued, however, this growth has slowed in London and the South East where the Barclays Bank Group exposure has high concentration. Barclays Bank Group is at risk of increased impairment from a material fall in property prices due to the depreciation in value of the underlying loan security.

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Leverage finance underwriting. Barclays Bank Group takes on sub-investment grade underwriting exposure, including single name risk, particularly in the US and Europe. Barclays Bank Group is exposed to credit events and market volatility during the underwriting period. Any adverse events during this period may potentially result in loss for Barclays Bank Group or an increased capital requirement should there be a need to hold the exposure for an extended period.

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Italian portfolio. Barclays Bank Group is exposed to a decline in the Italian economic environment through a mortgage portfolio in run-off and positions to wholesale customers. The Italian economy tipped into an official recession at the end of 2018 and should the economy deteriorate further, there could be a material adverse effect on Barclays Bank Group's results including, but not limited to, increased credit losses and higher impairment charges.

Barclays Bank Group also has large individual exposures to single name counterparties, both in its lending activities and in its financial services and trading activities, including transactions in derivatives and transactions with brokers, central clearing houses, dealers, other banks, mutual and hedge funds and other institutional clients. The default of such counterparties could have a significant impact on the carrying value of these assets. In addition, where such counterparty risk has been mitigated by taking collateral, credit risk may remain high if the collateral held cannot be realised, or has to be liquidated at prices which are insufficient to recover the full amount of the loan or derivative exposure. Any such defaults could have a material adverse effect on Barclays Bank Group's results due to, for example, increased credit losses and higher impairment charges.

c)	Environmental risk

Barclays Bank Group is exposed to credit risks arising from energy and climate change. Indirect risks may be incurred as a result of environmental issues impacting the credit worthiness of the borrower resulting in higher impairment.

ii)	Market risk

Market volatility

An uncertain outlook for the direction of monetary policy, the US-China trade conflict, slowing global growth and political concerns in the US and Europe (including Brexit) are some of the factors that could heighten market risks for Barclays Bank Group's portfolios.

In addition, Barclays Bank Group's trading business is generally exposed to a prolonged period of elevated asset price volatility, particularly if it negatively affects the depth of marketplace liquidity. Such a scenario could impact Barclays Bank Group's ability to execute client trades and may also result in lower client flow-driven income and/or market-based losses on its existing portfolio of market risks. These can include having to absorb higher hedging costs from rebalancing risks that need to be managed dynamically as market levels and their associated volatilities change.

iii)	Treasury and capital risk

Barclays Bank Group may not be able to achieve its business plans due to: a) inability to maintain appropriate capital ratios; b) inability to meet its obligations as they fall due; c) rating agency downgrades; d) adverse changes in foreign exchange rates on capital ratios; e) adverse movements in the pension fund; f) non-traded market risk/interest rate risk in the banking book.

a)	Inability to maintain prudential ratios and other regulatory requirements

This could lead to Barclays Bank Group's inability to support business activity; a failure to meet regulatory capital requirements including any additional capital add-ons or the requirements set for regulatory stress tests; increased cost of funding due to deterioration in investor appetite or credit ratings; restrictions on distributions including the ability to meet dividend targets; and/or the need to take additional measures to strengthen Barclays Bank Group's capital or leverage position.

b)	Inability to manage liquidity and funding risk effectively

This may result in Barclays Bank Group either not having sufficient financial resources to meet its payment obligations as they fall due or, although solvent, only being able to meet these obligations at excessive cost. This could cause Barclays Bank Group to fail to meet regulatory liquidity standards or be unable to support day-to-day banking activities.

The stability of Barclays Bank Group's current funding profile, in particular that part which is based on accounts and deposits payable on demand or at short notice, could be affected by Barclays Bank Group failing to preserve the current level of customer and investor confidence. Barclays Bank Group also regularly accesses the capital markets to provide short-term and long-term funding to support its operations. Several factors, including adverse macroeconomic conditions, adverse outcomes in legal, regulatory or conduct matters and loss of confidence by investors, counterparties and/or customers in Barclays Bank Group, can affect the ability of Barclays Bank Group to access the capital markets and/or the cost and other terms upon which Barclays Bank Group is able to obtain market funding.

c)	Credit rating changes and the impact on funding costs

Any potential or actual credit rating agency downgrades could significantly increase Barclays Bank Group's borrowing costs, credit spreads and materially adversely affect Barclays Bank Group's interest margins and liquidity position. Consequently, this may result in reduced profitability for Barclays Bank Group.

d)	Adverse changes in FX rates impacting capital ratios

Barclays Bank Group has capital resources, risk weighted assets and leverage exposures denominated in foreign currencies. Changes in foreign currency exchange rates may adversely impact the Sterling equivalent value of these items. As a result, Barclays Bank Group's regulatory capital ratios are sensitive to foreign currency movements. Failure to appropriately manage Barclays Bank Group's balance sheet to take account of foreign currency movements could result in an adverse impact on regulatory capital and leverage ratios.

e)	Adverse movements in the pension fund

Adverse movements in pension assets and liabilities for defined benefit pension schemes could result in deficits on a funding and/or accounting basis. This could lead to Barclays Bank Group making substantial additional contributions to its pension plans and/or a deterioration in its capital position. Under IAS 19 the liabilities discount rate is derived from the yields of high quality corporate bonds.

Therefore, the valuation of Barclays Bank Group's defined benefits schemes would be adversely affected by a prolonged fall in the discount rate due to a persistent low rate and/or credit spread environment. Inflation is another significant risk driver to the pension fund as the liabilities are adversely impacted by an increase in long-term inflation expectations.

f)	Non-traded market risk/interest rate risk in the banking book

A shortfall in the liquidity pool investment return could increase Barclays Bank Group's cost of funds and impact the capital ratios. Barclays Bank Group's structural hedge programmes for interest rate risk in the banking book rely on behavioural assumptions, as a result, the success of the hedging strategy is not guaranteed. A potential mismatch in the balance or duration of the hedge assumptions could lead to earnings deterioration.

iv)	Operational risk

a)	Cyber threat

The frequency of cyber-attacks continues to grow and is a global threat which is inherent across all industries, including the financial sector and is a key area of focus for Barclays Bank Group. The financial sector remains a primary target for cyber criminals. There is an increasing level of sophistication in both criminal and nation state hacking for the purpose of stealing money, stealing, destroying or manipulating data, including customer data, and/or disrupting operations, where multiple threats exist including threats arising from malicious emails, distributed denial of service (DDoS) attacks, payment system compromises, supply chain and vulnerability exploitation. Other events have a compounding impact on services and customers, e.g. data breaches in social networking sites, retail companies and payments networks.

Failure to adequately manage this threat could result in increased fraud losses, inability to perform critical economic functions, customer detriment, potential regulatory censure or penalties, legal liability, reduction in shareholder value and reputational damage.

b)	Fraud

The level and nature of fraud threats continues to evolve, particularly with the increasing use of digital products and the greater functionality available online. Criminals continue to adapt their techniques and are increasingly focused on targeting customers and clients through ever more sophisticated methods of social engineering. External data breaches also provide criminals with the opportunity to exploit the growing levels of compromised data. These threats could lead to customer detriment, loss of business, regulatory censure, missed business opportunity and reputational damage.

c)	Operational resilience

The loss of or disruption to Barclays Bank Group's business processing is a material inherent risk theme within Barclays Bank Group and across the financial services industry, whether arising through impacts on technology systems, real estate services, personnel availability or the support of major suppliers.

Failure to build resilience into business processes or into the services of technology, real estate or suppliers on which Barclays Bank Group business processes depend may result in significant customer detriment, costs to reimburse losses incurred by our customers, potential regulatory censure or penalties, and reputational damage.

d)	Supplier exposure

Barclays Bank Group depends on suppliers, including Barclays Services Limited, for the provision of many of its services and the development of technology. Even though Barclays Bank Group depends on suppliers, it continues to be accountable for risk arising from the actions of such suppliers.

Failure to monitor and control Barclays Bank Group's suppliers could potentially lead to client information, or critical infrastructures and services, not being adequately protected or available when required. The dependency on suppliers and sub-contracting of outsourced services introduces concentration risk where the failure of specific suppliers could have an impact on our ability to continue to provide services that are material to Barclays Bank Group.

Failure to adequately manage outsourcing risk could result in increased losses, inability to perform critical economic functions, customer detriment, potential regulatory censure, legal liability and reputational damage.

e)	Processing error

As a large, complex bank, Barclays Bank Group faces the risk of material errors in operational processes, including payments and client transactions.

Material operational or payment errors could disadvantage Barclays Bank Group's customers, clients or counterparties and could result in regulatory censure, legal liability, reputational damage and financial loss for Barclays Bank Group.

f)	New and emergent technology

Technological advancements present opportunities to develop new and innovative ways of doing business across Barclays Bank Group, with new solutions being developed both in-house and in association with third party companies. Introducing new forms of technology, however, also has the potential to increase inherent risk.

Failure to evaluate, actively manage and closely monitor risk exposure during all phases of business development could lead to customer detriment, loss of business, regulatory censure, missed business opportunity and reputational damage.

g)	Ability to hire and retain appropriately qualified employees

As a regulated financial institution, Barclays Bank Group requires diversified and specialist skilled colleagues. Barclays Bank Group's ability to attract, develop and retain a diverse mix of talent is key to the delivery of its core business activity and strategy. This is impacted by a range of external and internal factors, such as the UK's decision to leave the EU and the enhanced individual accountability applicable to the banking industry.

Failure to attract or prevent the departure of appropriately qualified and skilled employees could negatively impact our financial performance, control environment and level of employee engagement. Additionally, this may result in disruption to service which could in turn lead to disenfranchising certain customer groups, customer detriment and reputational damage.

h)	Tax risk

Barclays Bank Group is required to comply with the domestic and international tax laws and practice of all countries in which it has business operations. The Tax Cuts and Jobs Act has introduced substantial changes to the US tax system, including the introduction of a new tax, the Base Erosion Anti-Abuse Tax. These changes have increased Barclays Bank Group's tax compliance obligations and require a number of system and process changes which introduce additional operational risk. In addition, increasing customer tax reporting requirements around the world and the digitisation of the administration of tax has potential to increase Barclays Bank Group's tax compliance obligations further. In light of the above, there is a risk that Barclays Bank Group could suffer losses due to additional tax charges, other financial costs or reputational damage as a result of failing to comply with such laws and practice, or by failing to manage its tax affairs in an appropriate manner, with much of this risk attributable to the international structure of Barclays Bank Group.

i)	Critical accounting estimates and judgements

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying relevant accounting policies. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements include credit impairment charges for amortised cost assets, taxes, fair value of financial instruments, pensions and post-retirement benefits, and provisions including conduct and legal, competition and regulatory matters. There is a risk that if the judgement exercised, or the estimates or assumptions used, subsequently turn out to be incorrect, this could result in significant loss to Barclays Bank Group, beyond what was anticipated or provided for.

The further development of standards and interpretations under IFRS could also significantly impact the financial results, condition and prospects of Barclays Bank Group.

j)	Data management and information protection

Barclays Bank Group holds and processes large volumes of data, including personally identifiable information, intellectual property, and financial data. Failure to accurately collect and maintain this data, protect it from breaches of confidentiality and interference with its availability exposes Barclays Bank Group to the risk of loss or unavailability of data (including customer data covered under vi), c) Data protection and privacy, below) or data integrity issues. This could result in regulatory censure, legal liability and reputational damage, including the risk of substantial fines under the General Data Protection Regulation (GDPR), which strengthens the data protection rights for customers and increases the accountability of Barclays Bank Group in its management of that data.

k)	Unauthorised or Rogue Trading

Unauthorised trading, such as a large unhedged position, which arises through a failure of preventative controls or deliberate actions of the trader, may result in large financial losses for Barclays Bank Group, loss of business, damage to investor confidence and reputational damage.

l)	Algorithmic Trading

In some areas of the investment banking business, trading algorithms are used to price and risk manage client and principal transactions. An algorithmic error could result in increased market exposure and subsequent financial losses for Barclays Bank Group and potential loss of business, damage to investor confidence and reputational damage.

v)	Model risk

Enhanced model risk management requirements

Barclays Bank Group relies on models to support a broad range of business and risk management activities, including informing business decisions and strategies, measuring and limiting risk, valuing exposures (including the calculation of impairment), conducting stress testing, assessing capital adequacy, supporting new business acceptance and risk and reward evaluation, managing client assets, and meeting reporting requirements.

Models are, by their nature, imperfect and incomplete representations of reality because they rely on assumptions and inputs, and so they may be subject to errors affecting the accuracy of their outputs. For instance, the quality of the data used in models across Barclays Bank Group has a material impact on the accuracy and completeness of our risk and financial metrics.

Models may also be misused. Model errors or misuse may result in Barclays Bank Group making inappropriate business decisions and being subject to financial loss, regulatory risk, reputational risk and/or inadequate capital reporting.

vi)	Conduct risk

There is the risk of detriment to customers, clients, market integrity, effective competition or Barclays Bank Group from the inappropriate supply of financial services, including instances of wilful or negligent misconduct. This risk could manifest itself in a variety of ways:

a)	Product governance and life cycle

Ineffective product governance, including design, approval and review of products, inappropriate controls over internal and third party sales channels and post sales services, such as complaints handling, collections and recoveries, could lead to poor customer outcomes, as well as regulatory sanctions, financial loss and reputational damage.

b)	Financial crime

Barclays Bank Group may be adversely affected if it fails to effectively mitigate the risk that third parties or its employees facilitate, or that its products and services are used to facilitate financial crime (money laundering, terrorist financing and proliferation financing, breaches of economic and financial sanctions, bribery and corruption, and the facilitation of tax evasion). UK and US regulations concerning financial institutions continue to focus on combating financial crime. Failure to comply may lead to enforcement action by Barclays Bank Group's regulators together with severe penalties, affecting Barclays Bank Group's reputation and financial results.

c)	Data protection and privacy

Proper handling of personal data is critical to sustaining long-term relationships with our customers and clients and to meeting privacy laws and obligations. Failure to protect personal data can lead to potential detriment to our customers and clients, reputational damage, regulatory sanctions and financial loss, which under the GDPR may be substantial (see iv (j) Data management and information protection, above).

d)	Regulatory focus on culture and accountability

Regulators around the world continue to emphasise the importance of culture and personal accountability and the adoption and enforcement of adequate internal reporting and whistleblowing procedures in helping to promote appropriate conduct and drive positive outcomes for customers, colleagues, clients and markets. Failure to meet the requirements and expectations of the UK Senior Managers Regime, Certification Regime and Conduct Rules may lead to regulatory sanctions, both for the individuals and Barclays Bank Group.

vii)	Reputation risk

Barclays' association with sensitive sectors and its impact on reputation
A risk arising in one business area can have an adverse effect upon Barclays Bank Group's overall reputation; any one transaction, investment or event that, in the perception of key stakeholders reduces their trust in Barclays Bank Group's integrity and competence.

Barclays Bank Group's association with sensitive topics and sectors is an area of concern for stakeholders, including:

●
Disclosure of climate risks and opportunities, including the activities of certain sections of the client base, which has become the subject of increased scrutiny from regulators, NGOs and other stakeholders.

●	The risks of association with human rights violations through the perceived indirect involvement in human rights abuses committed by clients and customers.
●	The manufacture and export of military and riot control goods and services by clients and customers.

These associations have the potential to give rise to reputation risk for Barclays Bank Group and may result in loss of business, regulatory censure and missed business opportunity.

In addition to the above, Reputation risk has the potential to arise from operational issues or conduct matters which cause detriment to customers, clients, market integrity, effective competition or Barclays Bank Group (see iv a) Cyber threat, iv j) Data management and information protection, and vi) Conduct risk, above).

viii)	Legal risk and legal, competition and regulatory matters

Legal disputes, regulatory investigations, fines and other sanctions relating to conduct of business and breaches of legislation and/or regulations may negatively affect Barclays Bank Group's results, reputation and ability to conduct its business.

Barclays Bank Group conducts diverse activities in a highly regulated global market and therefore is exposed to the risk of fines and other sanctions. Authorities have continued to investigate past practices, pursued alleged breaches and imposed heavy penalties on financial services firms. A breach of applicable legislation and/or regulations could result in Barclays Bank Group or its staff being subject to criminal prosecution, regulatory censure, fines and other sanctions in the jurisdictions in which it operates. Where clients, customers or other third parties are harmed by Barclays Bank Group's conduct, this may also give rise to legal proceedings, including class actions. Other legal disputes may also arise between Barclays Bank Group and third parties relating to matters such as breaches, enforcement of legal rights or obligations arising under contracts, statutes or common law. Adverse findings in any such matters may result in Barclays Bank Group being liable to third parties or may result in Barclays Bank Group's rights not being enforced as intended.

Details of legal, competition and regulatory matters to which Barclays Bank Group is currently exposed are set out in Note 28 in the Barclays Bank PLC Annual report. In addition to matters specifically described in Note 28, Barclays Bank Group is engaged in various other legal proceedings which arise in the ordinary course of business. Barclays Bank Group is also subject to requests for information, investigations and other reviews by regulators, governmental and other public bodies in connection with business activities in which Barclays Bank Group is, or has been, engaged.

The outcome of legal, competition and regulatory matters, both those to which Barclays Bank Group is currently exposed and any others which may arise in the future, is difficult to predict. In connection with such matters, Barclays Bank Group may incur significant expense, regardless of the ultimate outcome, and any such matters could expose Barclays Bank Group to any of the following outcomes: substantial monetary damages, settlements and/or fines; remediation of affected customers and clients; other penalties and injunctive relief; additional litigation; criminal prosecution; the loss of any existing agreed protection from prosecution; regulatory restrictions on Barclays Bank Group's business operations including the withdrawal of authorisations; increased regulatory compliance requirements; suspension of operations; public reprimands; loss of significant assets or business; a negative effect on Barclays Bank Group's reputation; loss of confidence by investors, counterparties, clients and/or customers; risk of credit rating agency downgrades; potential negative impact on the availability and/or cost of funding and liquidity; and/or dismissal or resignation of key individuals. In light of the uncertainties involved in legal, competition and regulatory matters, there can be no assurance that the outcome of a particular matter or matters will not be material to Barclays Bank Group's results of operations or cash flow for a particular period.

In January 2017, Barclays Group was sentenced to serve three years of probation from the date of the sentencing order in accordance with the terms of its May 2015 plea agreement with the Department of Justice (DOJ). During the term of probation Barclays Group must, among other things, (i) commit no crime whatsoever in violation of the federal laws of the US, (ii) implement and continue to implement a compliance program designed to prevent and detect the conduct that gave rise to the plea agreement, and (iii) strengthen its compliance and internal controls as required by relevant regulatory or enforcement agencies. Potential consequences of Barclays Group, including Barclays Bank Group, breaching the plea agreement include the imposition of additional terms and conditions on Barclays Group, an extension of the agreement, or the criminal prosecution of Barclays Group, which could, in turn, entail further financial penalties and collateral consequences and have a material adverse effect on Barclays Group's business, operating results or financial position.

There is also a risk that the outcome of any legal, competition or regulatory matters in which Barclays Bank Group is involved may give rise to changes in law or regulation as part of a wider response by relevant law makers and regulators. A decision in any matter, either against Barclays Bank Group or another financial institution facing similar claims, could lead to further claims against Barclays Bank Group.

Directors' Responsibility Statement

The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and which enable them to ensure that the accounts comply with the Companies Act 2006.

The Directors are also responsible for preparing a Strategic Report and Directors' Report in accordance with applicable law and regulations.

The Directors are responsible for the maintenance and integrity of the Annual Report and Financial Statements as they appear on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

The Directors, whose names are set out below, confirm to the best of their knowledge that:

●
The financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

●
The management report on pages 4 to 15 which is incorporated in the Directors' Report in the Barclays Bank PLC Annual Report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Jason Wright
Company Secretary
20 February 2019

Barclays Bank PLC
Registered in England. Company No. 1026167

Tim Throsby	Steven Ewart
Barclays Bank Group Chief Executive Officer	Barclays Bank Group Chief Financial Officer

Barclays Bank PLC Board of Directors:

Chairman	Executive Directors	Non-executive Directors
Sir Gerry Grimstone	Steven Ewart	Peter Bernard
	Tim Throsby	Helen Keelan
Maria Richter
Jeremy Scott
Alexander Thursby
Helene Vletter-van Dort

Financial Statements

Consolidated income statement

		2018	2017a	2016a
For the year ended 31 December	Notes	£m	£m	£m
Continuing operations
Interest income	5	7,459	6,917	6,891
Interest expense	5	(4,329)	(3,041)	(2,115)
Net interest income		3,130	3,876	4,776
Fee and commission income	6	7,392	7,424	7,215
Fee and commission expense	6	(1,785)	(1,726)	(1,626)
Net fee and commission income		5,607	5,698	5,589
Net trading income	7	4,364	3,396	2,716
Net investment income	8	394	699	1,077
Other income		105	61	44
Total income		13,600	13,730	14,202
Credit impairment charges and other provisions	9	(643)	(1,553)	(1,477)
Net operating income		12,957	12,177	12,725
Staff costs	33	(4,874)	(4,393)	(6,832)
Infrastructure costs	10	(935)	(1,696)	(2,339)
Administration and general expensesb	10	(4,224)	(4,141)	(1,975)
Litigation and conductb		(1,706)	(448)	(321)
Operating expenses		(11,739)	(10,678)	(11,467)
Share of post-tax results of associates and joint ventures		68	75	71
Profit on disposal of subsidiaries, associates and joint ventures		-	184	565
Profit before tax		1,286	1,758	1,894
Taxation	11	(404)	(1,526)	(302)
Profit after tax in respect of continuing operations		882	232	1,592
(Loss)/profit after tax in respect of discontinued operations	3	(47)	(1,386)	2,137
Profit/(loss) after tax		835	(1,154)	3,729

Attributable to:
Equity holders of the parent		188	(1,937)	2,867
Other equity instrument holders		647	639	457
Total equity holders of the parent		835	(1,298)	3,324
Non-controlling interests in respect of continuing operations	32	-	4	3
Non-controlling interests in respect of discontinued operations	32	-	140	402
Profit/(loss) after tax		835	(1,154)	3,729

Note
a
Following the sale of the UK banking business on 1 April 2018 by the Group, the continuing operations for 2016 and 2017 have been restated to disclose the UK banking business as a discontinued operation.  Further detail on the discontinued operations can be found in Note 3.

b
The presentation of administration and general expenses has been amended to include litigation and conduct as a separate line item. The prior year comparatives within administration and general expenses categories have been adjusted accordingly.

Consolidated statement of comprehensive income

	2018	2017a	2016a
For the year ended 31 December	£m	£m	£m
Profit/(loss) after tax	835	(1,154)	3,729
Profit after tax in respect of continuing operations	882	232	1,592
(Loss)/profit after tax in respect of discontinuing operations	(47)	(1,386)	2,137
Other comprehensive income/(loss) that may be recycled to profit or loss from continuing operations:
Currency translation reserve
Currency translation differencesb	844	(1,310)	3,027
Available for sale reservec
Net gains from changes in fair value	-	404	2,178
Net (gains) transferred to net profit on disposal	-	(294)	(912)
Net losses transferred to net profit due to impairment	-	3	20
Net losses/(gains) transferred to net profit due to fair value hedging	-	283	(1,677)
Changes in insurance liabilities and other liabilities	-	60	53
Tax	-	(27)	(18)
Fair value through other comprehensive income reservec
Net losses from changes in fair value	(475)	-	-
Net losses transferred to net profit on disposal	74	-	-
Net losses transferred to net profit due to impairment	4	-	-
Net losses transferred to net profit due to fair value hedging	165	-	-
Other movements	(25)	-	-
Tax	53	-	-
Cash flow hedging reserve
Net (losses)/gains from changes in fair value	(197)	(428)	689
Net gains transferred to net profit	(213)	(602)	(431)
Tax	103	256	(59)
Other	27	(7)	47
Other comprehensive income/(loss) that may be recycled to profit or loss from continuing operations	360	(1,662)	2,917

Other comprehensive income/(loss) not recycled to profit or loss from continuing operations:
Retirement benefit remeasurements	412	115	(1,309)
Fair value through other comprehensive income reservec	(141)	-	-
Own credit	77	(7)	-
Tax	(118)	(66)	329
Other comprehensive income/(loss) not recycled to profit or loss from continuing operations	230	42	(980)

Other comprehensive income/(loss) for the year from continuing operations	590	(1,620)	1,937

Other comprehensive (loss)/income for the year from discontinued operation	(3)	1,301	1,520

Total comprehensive income/(loss) for the year
Total comprehensive income/(loss) for the year, net of tax from continuing operations	1,472	(1,388)	3,529
Total comprehensive (loss)/income for the year, net of tax from discontinued operation	(50)	(85)	3,657
Total comprehensive income/(loss) for the year	1,422	(1,473)	7,186

Attributable to:
Equity holders of the parent	1,422	(1,585)	5,947
Non-controlling interests	-	112	1,239
Total comprehensive income/(loss) for the year	1,422	(1,473)	7,186

Note
a
Following the sale of the UK banking business on 1 April 2018 by the Group, the continuing operations for 2016 and 2017 have been restated to disclose the UK banking business as a discontinued operation.  Further detail on the discontinued operations can be found in Note 3.

b	Includes £41m loss (2017: £189m loss) on recycling of currency translation differences.
c	Following the adoption of IFRS 9, Financial Instruments on 1 January 2018, the fair value through other comprehensive income reserve was introduced replacing the available for sale reserve.

Consolidated balance sheet

		2018	2017a
As at 31 December	Notes	£m	£m
Assets
Cash and balances at central banks		136,359	171,036
Cash collateral and settlement balances		74,352	77,172
Loans and advances at amortised cost	20	136,959	324,590
Reverse repurchase agreements and other similar secured lending		1,613	12,546
Trading portfolio assets	13	104,038	113,755
Financial assets at fair value through the income statement	14	145,250	116,282
Derivative financial instruments	15	222,683	237,987
Financial investments	16	-	58,963
Financial assets at fair value through other comprehensive income	16	44,994	-
Investments in associates and joint ventures	38	762	718
Goodwill and intangible assets	23	1,327	4,885
Property, plant and equipment	22	947	1,519
Current tax assets	11	1,713	376
Deferred tax assets	11	2,970	3,352
Retirement benefit assets	35	1,768	966
Other assets		1,965	4,003
Assets included in disposal groups classified as held for sale		-	1,193
Total assets		877,700	1,129,343
Liabilities
Deposits at amortised cost		199,337	399,189
Cash collateral and settlement balances		67,736	68,143
Repurchase agreements and other similar secured borrowing		7,378	40,338
Debt securities in issue		39,063	69,386
Subordinated liabilities	29	35,327	24,193
Trading portfolio liabilities	13	36,614	37,352
Financial liabilities designated at fair value	17	217,741	173,718
Derivative financial instruments	15	219,592	238,345
Current tax liabilities	11	621	494
Retirement benefit liabilities	35	283	287
Other liabilities	25	5,170	8,862
Provisions	26	1,127	3,302
Total liabilities		829,989	1,063,609
Equity
Called up share capital and share premium	30	2,348	14,453
Other equity instruments	30	7,595	8,982
Other reserves	31	3,361	3,808
Retained earnings		34,405	38,490
Total equity excluding non-controlling interests		47,709	65,733
Non-controlling interests	32	2	1
Total equity		47,711	65,734
Total liabilities and equity		877,700	1,129,343

The Board of Directors approved the financial statements on pages 145 to 284 in Barclays Bank PLC Annual Report on 21 February 2019.

Sir Gerry Grimstone
Barclays Bank Group Chairman

Tim Throsby
Barclays Bank Group Chief Executive

Steven Ewart
Barclays Bank Group Chief Financial Officer

Note
a
Barclays introduced changes to the balance sheet presentation as at 31 December 2017 as a result of the adoption of new accounting policies on 1 January 2018. Further detail on the adoption of new accounting policies can be found in Note 1 and in Barclays Bank PLC Annual Report Note 43 on pages 267 to 280 and the Credit risk disclosures on pages 60 to 94.

Consolidated statement of changes in equity

	Called up share capital and share premiuma	Other equity instrumentsa	Available for sale reserveb	Fair value through other comprehensive income reserve	Cash flow hedging reserveb	Currency translation reserveb	Other reserves and other share-holders' equitya	Own credit reservea	Retained earnings	Total equity excluding non-controlling interests	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Balance as at 31 December 2017	14,453	8,982	396	-	184	3,084	323	(179)	38,490	65,733	1	65,734
Effects of changes in accounting policiesd	-	-	(396)	260	-	-	-	-	(2,014)	(2,150)	-	(2,150)
Balance as at 1 January 2018	14,453	8,982	-	260	184	3,084	323	(179)	36,476	63,583	1	63,584
Profit after tax	-	647	-	-	-	-	-	-	235	882	-	882
Currency translation movements	-	-	-	-	-	844	-	-	-	844	-	844
Fair value through other comprehensive income reserve	-	-	-	(345)	-	-	-	-	-	(345)	-	(345)
Cash flow hedges	-	-	-	-	(307)	-	-	-	-	(307)	-	(307)
Pension remeasurement	-	-	-	-	-	-	-	-	313	313	-	313
Own credit reserve	-	-	-	-	-	-	-	58	-	58	-	58
Other	-	-	-	-	-	-	-	-	27	27	-	27
Total comprehensive income net of tax from continuing operations	-	647	-	(345)	(307)	844	-	58	575	1,472	-	1,472
Total comprehensive income net of tax from discontinued operations	-	-	-	(3)	-	-	-	-	(47)	(50)	-	(50)
Total comprehensive income for the year	-	647	-	(348)	(307)	844	-	58	528	1,422	-	1,422
Issue and exchange of other equity instruments	-	683	-	-	-	-	-	-	(312)	371	-	371
Capital reorganisation	(12,092)	-	-	-	-	-	-	-	12,092	-	-	-
Other equity instruments coupons paid	-	(647)	-	-	-	-	-	-	175	(472)	-	(472)
Redemption of preference shares	(13)	-	-	-	-	-	21	-	(2,048)	(2,040)	-	(2,040)
Equity to debt reclassificationc	-	-	-	-	-	-	(272)	-	-	(272)	-	(272)
Equity settled share schemes	-	-	-	-	-	-	-	-	373	373	-	373
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	-	-	-	-	-	(418)	(418)	-	(418)
Dividends on ordinary shares	-	-	-	-	-	-	-	-	(14,585)	(14,585)	-	(14,585)
Dividends on preference shares and other shareholders equity	-	-	-	-	-	-	-	-	(204)	(204)	-	(204)
Capital contribution from Barclays Plc	-	-	-	-	-	-	-	-	3,000	3,000	-	3,000
Net equity impact of intra-group transfers	-	(2,070)	-	(210)	-	(1)	(96)	-	(638)	(3,015)	-	(3,015)
Other reserve movements	-	-	-	-	-	-	-	-	(34)	(34)	1	(33)
Balance as at 31 December 2018	2,348	7,595	-	(298)	(123)	3,927	(24)	(121)	34,405	47,709	2	47,711

Notes
a	For further details refer to Note 30.
b	For further details refer to Note 31.
c	Following a review of certain equity instruments, certain instruments have been deemed to have characteristics that would qualify them as debt and have subsequently been reclassified.
d
Following the adoption of IFRS 9 Financial Instruments on 1 January 2018, the fair value through other comprehensive income reserve was introduced replacing the available for sale reserve.  £260m was reclassified to the fair value through other comprehensive income reserve; £139m reclassified to retained earnings and an impairment charge of £3m through to retained earnings.

Consolidated statement of changes in equity

	Called up share capital and share premiuma	Other equity instrumentsa	Available for sale reserveb	Fair value through other comprehensive income reserve	Cash flow hedging reserveb	Currency translation reserveb	Other reserves and other shareholders' equitya	Own credit reservea	Retained earnings	Total equity excluding non-controlling interests	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Balance as at 31 December 2016	14,462	6,486	(22)	-	954	3,054	309	-	42,190	67,433	3,522	70,955
Effects of changes in accounting policiesc	-	-	-	-	-	-	-	(175)	175	-	-	-
Balance as at 1 January 2017	14,462	6,486	(22)	-	954	3,054	309	(175)	42,365	67,433	3,522	70,955
Profit after tax	-	639	-	-	-	-	-	-	(411)	228	4	232
Currency translation movements	-	-	-	-	-	(1,309)	-	-	-	(1,309)	(1)	(1,310)
Available for sale investments	-	-	429	-	-	-	-	-	-	429	-	429
Cash flow hedges	-	-	-	-	(774)	-	-	-	-	(774)	-	(774)
Pension remeasurement	-	-	-	-	-	-	-	-	53	53	-	53
Own credit reserve	-	-	-	-	-	-	-	(11)	-	(11)	-	(11)
Other	-	-	-	-	-	-	-	-	(7)	(7)	-	(7)
Total comprehensive income net of tax from continuing operations	-	639	429	-	(774)	(1,309)	-	(11)	(365)	(1,391)	3	(1,388)
Total comprehensive income net of tax from discontinued operations	-	-	(11)	-	4	1,339	-	-	(1,526)	(194)	109	(85)
Total comprehensive income for the year	-	639	418	-	(770)	30	-	(11)	(1,891)	(1,585)	112	(1,473)
Issue and exchange of other equity instruments	-	2,496	-	-	-	-	-	-	-	2,496	-	2,496
Other equity instruments coupons paid	-	(639)	-	-	-	-	-	-	174	(465)	-	(465)
Redemption of preference shares	(9)	-	-	-	-	-	14	-	(1,343)	(1,338)	-	(1,338)
Equity settled share schemes	-	-	-	-	-	-	-	-	550	550	-	550
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	-	-	-	-	-	(78)	(78)	-	(78)
Dividends on ordinary shares	-	-	-	-	-	-	-	-	(674)	(674)	(173)	(847)
Dividends on preference shares and other shareholders equity	-	-	-	-	-	-	-	-	(242)	(242)	-	(242)
Net equity impact of partial BAGL disposal	-	-	-	-	-	-	-	-	(359)	(359)	(3,462)	(3,821)
Other reserve movements	-	-	-	-	-	-	-	7	(12)	(5)	2	(3)
Balance as at 31 December 2017	14,453	8,982	396	-	184	3,084	323	(179)	38,490	65,733	1	65,734

Notes
a	For further details refer to Note 30.
b	For further details refer to Note 31.
c
As a result of the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit which was previously recorded in the income statement is now recognised within other comprehensive income. The cumulative unrealised own credit net loss of £175m has therefore been reclassified from retained earnings to a separate own credit reserve, within other reserves. During 2017 a £3m loss (net of tax) on own credit has been booked in the reserve.

Consolidated cash flow statement

		2018	2017a	2016a
For the year ended 31 December	Notes	£m	£m	£m
Continuing operations
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax		1,286	1,758	1,894
Adjustment for non-cash items:
Allowance for impairment		643	1,553	1,461
Depreciation, amortisation and impairment of property, plant, equipment and intangibles		397	663	1,073
Other provisions, including pensions		2,274	770	463
Net profit on disposal of investments and property, plant and equipment		-	(314)	(708)
Other non-cash movements including exchange rate movements		(3,877)	1,565	(24,732)
Changes in operating assets and liabilities
Net (increase)/decrease in cash collateral and settlement balances		(5,606)	(3,912)	503
Net decrease/(increase) in loans and advances		(3,890)	26,062	(19,204)
Net (increase)/decrease in reverse repurchase agreements and other similar lending		(434)	(1,827)	14,733
Net increase in deposits and debt securities in issue		16,330	938	54,629
Net increase/(decrease) in repurchase agreements and other similar borrowing		2	16,978	(4,852)
Net (increase)/decrease in derivative financial instruments		(6,419)	6,770	(2,370)
Net decrease/(increase) in trading assets		10,102	(33,179)	(5,531)
Net increase in trading liabilities		1,688	2,665	880
Net (increase)/decrease in financial assets and liabilities at fair value through income statement		(6,284)	39,507	854
Net decrease/(increase) in other assets		949	(721)	(9,805)
Net (decrease)/increase in other liabilities		(6,099)	(2,014)	925
Corporate income tax paid	11	(409)	59	(254)
Net cash from operating activities		653	57,321	9,959
Net cash disposed of due to the disposal of the UK banking business		-	-	-
Purchase of available for sale investments		-	(83,233)	(65,086)
Purchase of financial assets at fair value through other comprehensive income		(106,330)	-	-
Proceeds from sale or redemption of available for sale investments		-	88,298	102,384
Proceeds from sale or redemption of financial assets at fair value through other comprehensive income		108,038	-	-
Purchase of property, plant and equipment and intangibles		(422)	(714)	(1,718)
Proceeds from sale of property, plant and equipment and intangibles		35	2,150	7
Disposal of discontinued operation, net of cash disposed		(39,703)	(1,060)	-
Disposal of subsidiaries, net of cash disposed		-	358	595
Other cash flows associated with investing activities		1,191	693	32
Net cash from investing activities		(37,191)	6,492	36,214
Dividends paid		(1,142)	(1,427)	(1,186)
Issuance of subordinated debt	29	221	3,041	857
Redemption of subordinated debt	29	(3,246)	(1,378)	(1,143)
Net issue of shares and other equity instruments		1,925	2,495	1,125
Redemption of shares and other equity instruments		(3,588)	(1,339)	(1,378)
Capital contribution from Barclays PLC		2,000	-	114
Vesting of shares under employee share schemes		(418)	-	-
Net cash from financing activities		(4,248)	1,392	(1,611)
Effect of exchange rates on cash and cash equivalents		4,159	(4,773)	10,468
Net (decrease)/increase in cash and cash equivalents from continuing operations		(36,627)	60,432	55,030
Net cash from discontinued operation	3	(468)	88	2,346
Net (decrease)/ increase in cash and cash equivalents		(37,095)	60,520	57,376
Cash and cash equivalents at beginning of year		204,452	143,932	86,556
Cash and cash equivalents at end of year		167,357	204,452	143,932
Cash and cash equivalents comprise:
Cash and balances at central banks		136,359	171,036	102,328
Loans and advances to banks with original maturity less than three months		7,404	8,050	9,073
Cash collateral and settlement balances with banks with original maturity less than three months		22,677	24,656	29,026
Available for sale treasury and other eligible bills with original maturity less than three months		917	682	356
Trading portfolio assets with original maturity less than three months		-	28	-
Cash and cash equivalents held for sale		-	-	3,149
		167,357	204,452	143,932

Note
a
Following the sale of the UK banking business on 1 April 2018 by the Group, the continuing operations for 2016 and 2017 have been restated to disclose the UK banking business as a discontinued operation.  Further detail on the discontinued operations can be found in Note 3.

Interest received by Barclays Bank Group was £18,990m (2017: £21,783m) and interest paid by Barclays Bank Group was £14,800m (2017: £10,388m).

Barclays Bank Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £4,716m (2017: £3,360m).

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

Barclays Bank PLC Balance sheet

		2018	2017b
As at 31 December	Notes	£m	£m
Assets
Cash and balances at central banks		126,002	165,713
Cash collateral and settlement balances		66,196	70,960
Loans and advances at amortised cost	20	156,764	355,255
Reverse repurchase agreements and other similar secured lending		5,766	22,964
Trading portfolio assets	13	73,480	79,836
Financial assets at fair value through the income statement	14	179,365	117,182
Derivative financial instruments	15	221,247	232,288
Financial investments	16	-	54,583
Financial assets at fair value through other comprehensive income	16	43,706	-
Investments in associates and joint ventures	38	140	165
Investment in subsidiaries		14,958	14,614
Goodwill and intangible assets	23	123	3,498
Property, plant and equipment	22	103	565
Current tax assets	11	1,439	115
Deferred tax assets	11	1,249	1,863
Retirement benefit assets	35	1,748	959
Other assets		1,110	4,440
Total assets		893,396	1,125,000
Liabilities
Deposits at amortised cost		231,017	425,902
Cash collateral and settlement balances		56,358	60,541
Repurchase agreements and other similar secured borrowing		11,113	49,883
Debt securities in issue		26,391	55,874
Subordinated liabilities	29	35,085	24,203
Trading portfolio liabilities	13	46,626	41,542
Financial liabilities designated at fair value	17	216,966	169,044
Derivative financial instruments	15	221,590	229,227
Current tax liabilities	11	376	242
Retirement benefit liabilities	35	124	149
Other liabilities	25	3,295	7,331
Provisions	26	818	3,028
Total liabilities		849,759	1,066,966
Equity
Called up share capital and share premium	30	2,348	14,453
Other equity instruments	30	10,361	8,982
Other reserves	31	383	1,093
Retained earnings		30,545	33,506
Total equity		43,637	58,034
Total liabilities and equity		893,396	1,125,000

Notes
a
As permitted by section 408 of the Companies Act 2006 an income statement for the parent company has not been presented. Included in shareholders' equity for Barclays Bank PLC is a profit after tax for the year ended 31 December 2018 of £693m (2017: £608m).

b
Barclays introduced changes to the balance sheet presentation as at 31 December 2017 as a result of the adoption of new accounting policies on 1 January 2018.  Further detail on the adoption of new accounting policies can be found in Note 1 and in Barclays Bank PLC Annual Report Note 43 on pages 267 to 280 and the Credit risk disclosures on pages 60 to 94.

Barclays Bank PLC Statement of changes in equity

	Called up share capital and share premiuma	Other equity instruments	Available for sale reserveb	Fair value through other comprehensive income reserveb	Cash flow hedging reserveb	Currency translation reserveb	Other reserves and other shareholders' equityb	Own credit reserveb	Retained earnings	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Balance as at 31 December 2017	14,453	8,982	(19)	-	185	719	386	(178)	33,506	58,034
Effects of changes in accounting policiese	-	-	19	(136)	-	-	-	-	(1,335)	(1,452)
Balance as at 1 January 2018	14,453	8,982	-	(136)	185	719	386	(178)	32,171	56,582
Profit after tax	-	647	-	-	-	-	-	-	82	729
Currency translation movements	-	-	-	-	-	138	-	-	-	138
Fair value through other comprehensive income reserve	-	-	-	(179)	-	-	-	-	-	(179)
Cash flow hedges	-	-	-	-	(308)	-	-	-	-	(308)
Pension remeasurement	-	-	-	-	-	-	-	-	290	290
Own credit reserve	-	-	-	-	-	-	-	57	-	57
Other	-	-	-	-	-	-	-	-	18	18
Total comprehensive income net of tax from continuing operations	-	647	-	(179)	(308)	138	-	57	390	745
Total comprehensive income net of tax from discontinued operations	-	-	-	(3)	-	-	-	-	(36)	(39)
Total comprehensive income for the year	-	647	-	(182)	(308)	138	-	57	354	706
Issue and exchange of other equity instruments	-	3,449	-	-	-	-	-	-	(312)	3,137
Capital reorganisation	(12,092)	-		-	-	-	-	-	12,092	-
Other equity instruments coupons paidd	-	(647)	-	-	-	-	-	-	175	(472)
Redemption of preference shares	(13)	-	-	-	-	-	21	-	(2,048)	(2,040)
Equity to debt reclassificationc	-	-		-	-	-	(335)	-	-	(335)
Equity settled share schemes	-	-	-	-	-	-	-	-	373	373
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	-	-	-	-	-	(418)	(418)
Dividends paid on ordinary shares	-	-	-	-	-	-	-	-	(14,585)	(14,585)
Dividends paid on preference shares and other shareholders' equity	-	-	-	-	-	-	-	-	(204)	(204)
Capital contribution from Barclays Plc	-	-	-	-	-	-	-	-	3,000	3,000
Net equity impact of intra-group transfers	-	(2,070)	-	16	-	-	-	-	(46)	(2,100)
Other reserve movements	-	-	-	-	-	-	-	-	(7)	(7)
Balance as at 31 December 2018	2,348	10,361	-	(302)	(123)	857	72	(121)	30,545	43,637

Notes
a	For further details refer to Note 30.
b	For further details refer to Note 31.
c	Following a review of certain equity instruments, certain instruments have been deemed to have characteristics that would qualify them as debt and have subsequently been reclassified.
d
Other equity instruments include AT1 securities issued by Barclays Bank PLC and borrowings of $3.5bn from a wholly-owned, indirect subsidiary of BBPLC. The borrowings have been recorded as equity since, under their terms, interest payments are non-cumulative and discretionary whilst repayment of principal is perpetually deferrable by BBPLC. Should BBPLC make a discretionary dividend payment on its ordinary shares in the 6 months preceding the date of an interest payment, it will be obliged to make that interest payment.

e
Following the adoption of IFRS 9 Financial Instruments on 1 January 2018, the fair value through other comprehensive income reserve was introduced replacing the available for sale reserve. £136m was reclassified to the fair value through other comprehensive income reserve; £139m reclassified to retained earnings and an impairment charge of £3m through to retained earnings.

Barclays Bank PLC Statement of changes in equity

	Called up share capital and share premiuma	Other equity instruments	Available for sale reserveb	Cash flow hedging reserveb	Currency translation reserveb	Other reserves and other shareholders' equityb	Own credit reserveb	Retained earnings	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Balance as at 31 December 2016	14,462	6,486	(131)	962	896	373	-	34,950	57,998
Effects of changes in accounting policiesc	-	-	-	-	-	-	(175)	175	-
Balance as at 1 January 2017	14,462	6,486	(131)	962	896	373	(175)	35,125	57,998
Profit after tax	-	639	-	-	-	-	-	(817)	(178)
Currency translation movements	-	-	-	-	(177)	-	-	-	(177)
Available for sale investments	-	-	112	-	-	-	-	-	112
Cash flow hedges	-	-	-	(777)	-	-	-	-	(777)
Pension remeasurement	-	-	-	-	-	-	-	44	44
Own credit reserve	-	-	-	-	-	-	(10)	-	(10)
Other	-	-	-	-	-	-	-	(3)	(3)
Total comprehensive income net of tax from continuing operations	-	639	112	(777)	(177)	-	(10)	(776)	(989)
Total comprehensive income net of tax from discontinued operations	-	-	-	-	-	-	-	786	786
Total comprehensive income for the year	-	639	112	(777)	(177)	-	(10)	10	(203)
Issue and exchange of other equity instruments	-	2,496	-	-	-	-	-	-	2,496
Other equity instruments coupons paid	-	(639)	-	-	-	-	-	174	(465)
Redemption of preference shares	(9)	-	-	-	-	13	-	(1,343)	(1,339)
Equity settled share schemes	-	-	-	-	-	-	-	556	556
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	-	-	-	-	(78)	(78)
Dividends paid on ordinary shares	-	-	-	-	-	-	-	(242)	(242)
Dividends paid on preference shares and other shareholders' equity	-	-	-	-	-	-	-	(675)	(675)
Other reserve movements	-	-	-	-	-	-	7	(21)	(14)
Balance as at 31 December 2017	14,453	8,982	(19)	185	719	386	(178)	33,506	58,034

Notes
a	For further details refer to Note 30.
b	For further details refer to Note 31.
c
As a result of the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit which was previously recorded in the income statement is now recognised within other comprehensive income. The cumulative unrealised own credit net loss of £175m has therefore been reclassified from retained earnings to a separate own credit reserve, within other reserves. During 2017 a £3m loss (net of tax) on own credit has been booked in the reserve.

Barclays Bank PLC Cash flow statement

		2018	2017a	2016a
For the year ended 31 December	Notes	£m	£m	£m
Continuing operations
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax		697	192	2
Adjustment for non-cash items:
Allowance for impairment		(123)	258	476
Depreciation, amortisation and impairment of property, plant, equipment and intangibles		41	289	430
Other provisions, including pensions		1,312	766	574
Net profit on disposal of investments and property, plant and equipment		-	(255)	204
Other non-cash movements including exchange rate movements		(6,339)	934	(24,160)
Changes in operating assets and liabilities		-	-	-
Net (increase)/decrease in cash collateral and settlement balances		(4,049)	7,407	1,558
Net decrease/(increase) in loans and advances		8,246	31,575	(6,353)
Net (increase)/decrease in reverse repurchase agreements and other similar lending		2,870	(11)	5,862
Net increase in deposits and debt securities in issue		18,100	666	28,262
Net (decrease)/increase in repurchase agreements and other similar borrowing		(6,034)	16,946	3,062
Net decrease/(increase) in derivative financial instruments		9,242	6,452	(3,484)
Net decrease/(increase) in trading assets		6,751	(43,284)	(3,612)
Net increase in trading liabilities		7,509	9,838	8,432
Net (increase)/decrease in financial assets and liabilities at fair value through income statement		(30,019)	30,892	2,301
Net decrease/(increase) in other assets		2,444	2,703	(398)
Net decrease in other liabilities		(4,235)	(4,125)	(5,781)
Corporate income tax paid	11	(150)	462	247
Net cash from operating activities		6,263	61,705	7,622
Net cash disposed of due to the disposal of the UK banking business		-	-	-
Purchase of available for sale investments		-	(78,524)	(64,086)
Purchase of financial assets at fair value through other comprehensive income		(101,046)	-	-
Proceeds from sale or redemption of available for sale investments		-	84,927	100,438
Proceeds from sale or redemption of financial assets at fair value through other comprehensive income		101,683	-	-
Purchase of property, plant and equipment and intangibles		(235)	(406)	(714)
Proceeds from sale of property, plant and equipment and intangibles		63	2,074	(139)
Disposal of discontinued operation, net of cash disposed		(39,679)	-	-
Disposal of subsidiaries and/or branches, net of cash disposed		(2,189)	1,880	595
Net (increase)/decrease in investment in subsidiaries		(859)	(183)	3,344
Other cash flows associated with investing activities		-	569	(13)
Net cash from investing activities		(42,262)	10,337	39,425
Dividends paid		(1,142)	(1,428)	(982)
Issuance of subordinated debt	29	-	3,041	857
Redemption of subordinated debt	29	(3,246)	(1,371)	(1,105)
Net issue of shares and other equity instruments		4,691	2,495	1,255
Redemption of shares and other equity instruments		(3,588)	(1,339)	(1,378)
Capital contribution from Barclays PLC		2,000	-	114
Vesting of shares under employee share schemes		(418)	-	-
Net cash from financing activities		(1,703)	1,398	(1,239)
Effect of exchange rates on cash and cash equivalents		3,580	(2,501)	7,400
Net (decrease)/increase in cash and cash equivalents from continuing operations		(34,122)	70,939	53,208
Net cash from discontinued operation	3	(528)	604	2,004
Net (decrease)/increase in cash and cash equivalents		(34,650)	71,543	55,212
Cash and cash equivalents at beginning of year		193,693	122,150	66,938
Cash and cash equivalents at end of year		159,043	193,693	122,150
Cash and cash equivalents comprise:
Cash and balances at central banks		126,002	165,713	97,466
Loans and advances to banks with original maturity less than three months		10,648	8,996	8,014
Cash collateral and settlement balances with banks with original maturity less than three months		21,476	18,313	16,314
Available for sale treasury and other eligible bills with original maturity less than three months		917	643	356
Trading portfolio assets with original maturity less than three months		-	28	-
Cash and cash equivalents held for sale		-	-	-
		159,043	193,693	122,150

Note
a
Following the sale of the UK banking business on 1 April 2018 by the Group, the continuing operations for 2016 and 2017 have been restated to disclose the UK banking business as a discontinued operation.  Further detail on the discontinued operations can be found in Note 3.

Interest received by Barclays Bank PLC was £18,020m (2017: £13,536m) and interest paid by Barclays Bank PLC was £16,610m (2017: £5,651m).

Barclays Bank PLC was required to maintain balances with central banks and other regulatory authorities of £2,261m (2017: £1,207m).

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

Notes to Financial Statements

1.	Significant accounting policies

1.	Reporting entity

Barclays Bank PLC is a public limited company, registered in England under company number 1026167.

These financial statements are prepared for Barclays Bank PLC and its subsidiaries (the Barclays Bank Group) under Section 399 of the Companies Act 2006. The Barclays Bank Group is a major global financial services provider engaged in credit cards, wholesale banking, investment banking, wealth management and investment management services. In addition, individual financial statements have been presented for the holding company.

2.	Compliance with International Financial Reporting Standards

The consolidated financial statements of the Barclays Bank Group, and the individual financial statements of Barclays Bank PLC, have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations (IFRICs) issued by the Interpretations Committee, as published by the International Accounting Standards Board (IASB). They are also in accordance with IFRS and IFRIC interpretations endorsed by the European Union. The principal accounting policies applied in the preparation of the consolidated and individual financial statements are set out below, and in the relevant notes to the financial statements. These policies have been consistently applied with the exception of the adoption of IFRS 9 Financial Instruments including the early adoption of Prepayment Features with Negative Compensation (Amendments to IFRS 9), IFRS 15 Revenue from Contracts with Customers and the amendments to IFRS 2 Share-based Payment from 1 January 2018.

3.	Basis of preparation

The consolidated and individual financial statements have been prepared under the historical cost convention modified to include the fair valuation of investment property, and particular financial instruments, to the extent required or permitted under IFRS as set out in the relevant accounting policies. They are stated in millions of pounds Sterling (£m), the functional currency of Barclays Bank PLC.

The financial statements have been prepared on a going concern basis, in accordance with the Companies Act 2006 as applicable to companies using IFRS.

4.	Accounting policies

The Barclays Bank Group prepares financial statements in accordance with IFRS. The Barclays Bank Group's significant accounting policies relating to specific financial statement items, together with a description of the accounting estimates and judgements that were critical to preparing them, are set out under the relevant notes. Accounting policies that affect the financial statements as a whole are set out below.

(i)	Consolidation
Barclays Bank Group applies IFRS 10 Consolidated financial statements.

The consolidated financial statements combine the financial statements of Barclays Bank PLC and all its subsidiaries. Subsidiaries are entities over which Barclays Bank PLC has control. The Barclays Bank Group has control over another entity when the Barclays Bank Group has all of the following:

1)	power over the relevant activities of the investee, for example through voting or other rights
2)	exposure to, or rights to, variable returns from its involvement with the investee and
3)	the ability to affect those returns through its power over the investee.

The assessment of control is based on the consideration of all facts and circumstances. The Barclays Bank Group reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

Intra-group transactions and balances are eliminated on consolidation. Consistent accounting policies are used throughout the Barclays Bank Group for the purposes of the consolidation.

Changes in ownership interests in subsidiaries are accounted for as equity transactions if they occur after control has already been obtained and they do not result in loss of control.

As the consolidated financial statements include partnerships where the Barclays Bank Group member is a partner, advantage has been taken of the exemption under Regulation 7 of the Partnership (Accounts) Regulations 2008 with regard to preparing and filing of individual partnership financial statements.

Details of the principal subsidiaries are given in Note 36, and a complete list of all subsidiaries is presented in Note 44.

(ii)	Foreign currency translation
The Barclays Bank Group applies IAS 21 The Effects of Changes in Foreign Exchange Rates. Transactions in foreign currencies are translated into Sterling at the rate ruling on the date of the transaction. Foreign currency monetary balances are translated into Sterling at the period end exchange rates. Exchange gains and losses on such balances are taken to the income statement.  Non-monetary foreign currency balances are carried at historical transaction date exchange rates.

The Barclays Bank Group's foreign operations (including subsidiaries, joint ventures, associates and branches) based mainly outside the UK may have different functional currencies. The functional currency of an operation is the currency of the main economy to which it is exposed.

Prior to consolidation (or equity accounting) the assets and liabilities of non-Sterling operations are translated at the period end exchange rate and items of income, expense and other comprehensive income are translated into Sterling at the rate on the date of the transactions. Exchange differences arising on the translation of foreign operations are included in currency translation reserves within equity. These are transferred to the income statement when the Barclays Bank Group disposes of the entire interest in a foreign operation, when partial disposal results in the loss of control of an interest in a subsidiary, when an investment previously accounted for using the equity method is accounted for as a financial asset, or on the disposal of an autonomous foreign operation within a branch.

(iii)	Financial assets and liabilities
The Barclays Bank Group applies IFRS 9 Financial Instruments to the recognition, classification and measurement, and derecognition of financial assets and financial liabilities and the impairment of financial assets. The Barclays Bank Group applies the requirements of IAS 39 Financial Instruments: Recognition and Measurement for hedge accounting purposes.

Recognition
The Barclays Bank Group recognises financial assets and liabilities when it becomes a party to the terms of the contract. Trade date or settlement date accounting is applied depending on the classification of the financial asset.

Classification and measurement
Financial assets are classified on the basis of two criteria:
i)	the business model within which financial assets are managed; and
ii)	their contractual cash flow characteristics (whether the cash flows represent 'solely payments of principal and interest' (SPPI)).

The Barclays Bank Group assesses the business model criteria at a portfolio level. Information that is considered in determining the applicable business model includes (i) policies and objectives for the relevant portfolio, (ii) how the performance and risks of the portfolio are managed, evaluated and reported to management, and (iii) the frequency, volume and timing of sales in prior periods, sales expectation for future periods, and the reasons for such sales.

The contractual cash flow characteristics of financial assets are assessed with reference to whether the cash flows represent SPPI. In assessing whether contractual cash flows are SPPI compliant, interest is defined as consideration primarily for the time value of money and the credit risk of the principal outstanding. The time value of money is defined as the element of interest that provides consideration only for the passage of time and not consideration for other risks or costs associated with holding the financial asset. Terms that could change the contractual cash flows so that it would not meet the condition for SPPI are considered, including: (i) contingent and leverage features, (ii) non-recourse arrangements and (iii) features that could modify the time value of money.

Financial assets will be measured at amortised cost if they are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and their contractual cash flows represent SPPI.

Financial assets will be measured at fair value through other comprehensive income if they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and their contractual cash flows represent SPPI.

Other financial assets are measured at fair value through profit and loss. There is an option to make an irrevocable election on initial recognition for non-traded equity investments to be measured at fair value through other comprehensive income, in which case dividends are recognised in profit or loss, but gains or losses are not reclassified to profit or loss upon derecognition, and impairment is not recognised in the income statement.

The accounting policy for each type of financial asset or liability is included within the relevant note for the item. The Barclays Bank Group's policies for determining the fair values of the assets and liabilities are set out in Note 18.

Derecognition
The Barclays Bank Group derecognises a financial asset, or a portion of a financial asset, from its balance sheet where the contractual rights to cash flows from the asset have expired, or have been transferred, usually by sale, and with them either substantially all the risks and rewards of the asset or significant risks and rewards, along with the unconditional ability to sell or pledge the asset.

Financial liabilities are de-recognised when the liability has been settled, has expired or has been extinguished. An exchange of an existing financial liability for a new liability with the same lender on substantially different terms - generally a difference of 10% in the present value of the cash flows or a substantive qualitative amendment - is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

Transactions in which the Barclays Bank Group transfers assets and liabilities, portions of them, or financial risks associated with them can be complex and it may not be obvious whether substantially all of the risks and rewards have been transferred. It is often necessary to perform a quantitative analysis. Such an analysis compares the Barclays Bank Group's exposure to variability in asset cash flows before the transfer with its retained exposure after the transfer.

A cash flow analysis of this nature may require judgement. In particular, it is necessary to estimate the asset's expected future cash flows as well as potential variability around this expectation. The method of estimating expected future cash flows depends on the nature of the asset, with market and market-implied data used to the greatest extent possible. The potential variability around this expectation is typically determined by stressing underlying parameters to create reasonable alternative upside and downside scenarios. Probabilities are then assigned to each scenario. Stressed parameters may include default rates, loss severity, or prepayment rates.

Accounting for reverse repurchase and repurchase agreements including other similar lending and borrowing
Reverse repurchase agreements (and stock borrowing or similar transaction) are a form of secured lending whereby the Barclays Bank Group provides a loan or cash collateral in exchange for the transfer of collateral, generally in the form of marketable securities subject to an agreement to transfer the securities back at a fixed price in the future. Repurchase agreements are where the Barclays Bank Group obtains such loans or cash collateral, in exchange for the transfer of collateral.

The Barclays Bank Group purchases (a reverse repurchase agreement) or borrows securities subject to a commitment to resell or return them. The securities are not included in the balance sheet as the Barclays Bank Group does not acquire the risks and rewards of ownership. Consideration paid (or cash collateral provided) is accounted for as a loan asset at amortised cost, unless it is designated at fair value through profit and loss.

The Barclays Bank Group may also sell (a repurchase agreement) or lend securities subject to a commitment to repurchase or redeem them. The securities are retained on the balance sheet as the Barclays Bank Group retains substantially all the risks and rewards of ownership. Consideration received (or cash collateral provided) is accounted for as a financial liability at amortised cost, unless it is designated at fair value through profit and loss.

(iv)	Issued debt and equity instruments
The Barclays Bank Group applies IAS 32, Financial Instruments: Presentation, to determine whether funding is either a financial liability (debt) or equity.

Issued financial instruments or their components are classified as liabilities if the contractual arrangement results in the Barclays Bank Group having an obligation to either deliver cash or another financial asset, or a variable number of equity shares, to the holder of the instrument. If this is not the case, the instrument is generally an equity instrument and the proceeds included in equity, net of transaction costs. Dividends and other returns to equity holders are recognised when paid or declared by the members at the AGM and treated as a deduction from equity.

Where issued financial instruments contain both liability and equity components, these are accounted for separately. The fair value of the debt is estimated first and the balance of the proceeds is included within equity.

5.	New and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year, with the exception of the adoption of IFRS 9 Financial Instruments including the early adoption of Prepayment Features with Negative Compensation (Amendments to IFRS 9), IFRS 15 Revenue from Contracts with Customers and the amendments to IFRS 2 Share-based Payment from 1 January 2018.

IFRS 9 - Financial Instruments
IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces key changes in the following areas:

●	Classification and measurement - requiring asset classification and measurement based upon both business model and product characteristics
●
Impairment - introducing an expected credit loss model using forward looking information which replaces an incurred loss model. The expected credit loss model introduces a three-stage approach to impairment as follows:

Stage 1
the recognition of 12 month expected credit losses (ECL), that is the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date, if credit risk has not increased significantly since initial recognition;

Stage 2	lifetime expected credit losses for financial instruments for which credit risk has increased significantly since initial recognition; and
Stage 3	lifetime expected credit losses for financial instruments which are credit impaired.

Refer to note 9 for further details regarding the impairment requirements of IFRS 9.

As required by IFRS 9 the Barclays Bank Group applied IFRS 9 retrospectively by adjusting the opening balance sheet at the date of initial application, and comparative periods have not been restated; for more detail refer to Note 43.

IFRS 15 - Revenue from Contracts with Customers
IFRS 15 Revenue from Contracts with Customers replaces IAS 18 Revenue and IAS 11 Construction Contracts. IFRS 15 establishes a more systematic approach for revenue measurement and recognition by introducing a five-step model governing revenue recognition. The five-step model includes: 1) identifying the contract with the customer, 2) identifying each of the performance obligations included in the contract, 3) determining the amount of consideration in the contract, 4) allocating the consideration to each of the identified performance obligations and 5) recognising revenue as each performance obligation is satisfied. The Barclays Bank Group elected the cumulative effect transition method with a transition adjustment calculated as of 1 January 2018, and recognised in retained earnings without restating comparative periods. There were no significant impacts from the adoption of IFRS 15 in relation to the timing of when the Barclays Bank Group recognises revenues or when revenue should be recognised gross as a principal or net as an agent; for more detail refer to Note 43.

IFRS 2 - Share-based Payment - Amendments to IFRS 2
The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled. The amendments are effective for annual periods beginning on or after 1 January 2018. Adoption of the amendments did not have a significant impact on the Barclays Bank Group.

Future accounting developments
There have been and are expected to be a number of significant changes to the Barclays Bank Group's financial reporting after 2018 as a result of amended or new accounting standards that have been or will be issued by the IASB. The most significant of these are as follows:

IFRS 16 - Leases
In January 2016 the IASB issued IFRS 16 Leases, which was subsequently endorsed by the EU in November 2017, and will replace IAS 17 Leases for period beginning on or after 1 January 2019. IFRS 16 will apply to all leases with the exception of licenses of intellectual property, rights held by licensing agreement within the scope of IAS 38 Intangible Assets, service concession arrangements, leases of biological assets within the scope of IAS 41 Agriculture, and leases of minerals, oil, natural gas and similar non-regenerative resources. A lessee may elect not to apply IFRS 16 to remaining assets within the scope of IAS 38 Intangible Assets.

IFRS 16 will not result in a significant change to lessor accounting; however for lessee accounting there will no longer be a distinction between operating and finance leases. Lessees will be required to recognise both:
●	a lease liability, measured at the present value of remaining cash flows on the lease, and;
●
a right of use (ROU) asset, measured at the amount of the initial measurement of the lease liability, plus any lease payments made prior to commencement date, initial direct costs, and estimated costs of restoring the underlying asset to the condition required by the lease, less any lease incentives received.

There is a recognition exception for leases with a term not exceeding 12 months which allows the lessee to apply similar accounting as an operating lease under IAS 17.

Subsequently the lease liability will increase for the accrual of interest, resulting in a constant rate of return throughout the life of the lease, and reduce when payments are made. The right of use asset will amortise to the income statement over the life of the lease.

The Barclays Bank Group IFRS 16 implementation and governance programme has been led by Finance with representation from all impacted departments. The project has identified the contracts impacted by IFRS 16, which are predominantly existing property leases. Other lease types are not material. The project has also established appropriate accounting policies, determined the appropriate transition options to apply, and updated Finance systems and processes to reflect the new accounting and disclosure requirements.

As permitted by the standard, the Barclays Bank Group intends to apply IFRS 16 on a retrospective basis but to take advantage of the option not to restate comparative periods by applying the modified retrospective approach. The Barclays Bank Group intends to take advantage of the following transition options available under the modified retrospective approach:

●	To calculate the right of use asset equal to the lease liability, adjusted for prepaid or accrued payments;
●
To rely on the previous assessment of whether leases are onerous in accordance with IAS 37 immediately before the date of initial application as an alternative to performing an impairment review. The Barclays Bank Group will adjust the carrying amount of the ROU asset at the date of initial application by the previous carrying amount of its onerous lease provision;

●	Apply the recognition exception for leases with a term not exceeding 12 months; and
●	Use hindsight in determining the lease term if the contract contains options to extend or terminate the lease.

The expected impact of adopting IFRS 16 is an increase in assets of £0.4bn, an increase in liabilities of £0.4bn with no material impact on retained earnings. This impact assessment has been estimated under an interim control environment. The implementation of the comprehensive end state control environment will continue as the Barclays Bank Group introduces business as usual controls through 2019.

IFRS 17 - Insurance contracts
In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts that was issued in 2005.

IFRS 17 applies to all types of insurance contracts (i.e. life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply. The standard is currently effective from 1 January 2021, and the standard has not yet been endorsed by the EU. The Barclays Bank Group is currently assessing the expected impact of adopting this standard.

IFRIC Interpretation 23 - Uncertainty over Income Tax Treatment
IFRIC 23 clarifies the application of IAS 12 to accounting for income tax treatments that have yet to be accepted by tax authorities, in scenarios where it may be unclear how tax law applies to a particular transaction or circumstance, or whether a taxation authority will accept an entity's tax treatment. The effective date is 1 January 2019. The Barclays Bank Group has considered the guidance included within the interpretation and concluded that the prescribed approach under IFRIC 23 is not expected to have a material impact on the Barclays Bank Group's financial position.

IAS 12 - Income Taxes - Amendments to IAS 12
In December 2017, as part of the Annual Improvements to IFRS Standards 2015-2017 Cycle, the IASB amended IAS 12 in order to clarify the accounting treatment of the income tax consequences of dividends. Effective from 1 January 2019 the tax consequences of all payments on financial instruments that are classified as equity for accounting purposes, where those payments are considered to be a distribution of profit, will be included in, and will reduce, the income statement tax charge. Refer to note 11 for the expected impact of adopting the amendments of IAS 12.

IAS 19 - Employee Benefits - Amendments to IAS 19
In February 2018 the IASB issued amendments to the guidance in IAS 19 Employee Benefits, in connection with accounting for plan amendments, curtailments and settlements. The amendments must be applied to plan amendments, curtailments or settlements occurring on or after the beginning of the first annual reporting period that begins on or after 1 January 2019. The amendments have not yet been endorsed by the EU. Adoption of the amendments is not expected to have significant impact on the Barclays Bank Group.

6.	Critical accounting estimates and judgements

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying the accounting policies. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements are highlighted under the relevant note. Critical accounting estimates and judgements are disclosed in the Barclays Bank PLC Annual Report in:

●	Credit impairment charges on pages 173 to 178
●	Tax on pages 178 to 184
●	Fair value of financial instruments on pages 199 to 215
●	Pensions and post-retirement benefits - obligations on pages 249 to 254
●	Provisions including conduct and legal, competition and regulatory matters on pages 227 to 236.

7.	Other disclosures

To improve transparency and ease of reference, by concentrating related information in one place, certain disclosures required under IFRS have been included within the Risk review section in the Barclays Bank PLC Annual Report as follows:

●	Credit risk on pages 45 to 47 and on pages 60 to 94
●	Market risk on pages 48 to 49 and on pages 95 to 97
●	Treasury and capital risk - liquidity on pages 50 to 51 and on pages 99 to107
●	Treasury and capital risk - capital on pages 51 to 52 and pages 108 to 115.

These disclosures are covered by the Audit opinion (included on pages 133 to 144) where referenced as audited.

2.	Disposal of business and transfer of ownership of subsidiary

Following the court approval of the ring-fencing transfer scheme on 9 March 2018, the UK banking business largely comprising Personal Banking, Barclaycard Consumer UK and Business Banking customers, and related assets and liabilities was transferred to Barclays Bank UK PLC on 1 April 2018, to meet the regulatory ring-fencing requirement under the Financial Services (Banking Reform) Act 2013 and related legislation.

The net assets transferred to Barclays Bank UK PLC on 1 April 2018 amounted to £15.9bn of which £12.9bn was transferred in exchange for one ordinary share with the remaining net assets transferred for no consideration. Following the transfer of the UK banking business on 1 April 2018, Barclays Bank PLC transferred the equity ownership in Barclays Bank UK PLC to Barclays PLC through a dividend in specie on the same day. The equity ownership in Barclays Bank UK PLC comprised net assets of £16.2bn, of which £0.3bn was already held by Barclays Bank UK PLC prior to the transfer of the UK banking business. Accordingly, Barclays Bank UK PLC ceased to be a subsidiary of Barclays Bank PLC and became a direct subsidiary of the ultimate parent, Barclays PLC.

The consolidated financial statements of Barclays Bank Group as at 31 December 2018 include the results of Barclays Bank UK PLC and its subsidiaries for the three months ended 31 March 2018, the date prior to the transfer of ownership to Barclays PLC.

The transfer of the ownership of Barclays Bank UK PLC to Barclays PLC has resulted in a material change to the consolidated financial position and results of Barclays Bank Group in comparison to the prior period. The impact on the individual balance sheet line items as a result of the transfer of ownership is explained below:

Barclays Bank Group	Disposal of Barclays Bank UK PLCa	Other disposalsb	Total
Assets	£m	£m	£m
Cash and balances at central banks	37,380	-	37,380
Cash collateral and settlement balances	2,317	-	2,317
Loans and advances at amortised cost	184,634	-	184,634
Reverse repurchase agreements and other similar secured lending	415	-	415
Financial assets at fair value through the income statement	5,616	536	6,152
Derivative financial instruments	108	-	108
Financial assets at fair value through other comprehensive income	5,544	1,261	6,805
Goodwill and intangible assets	3,537	-	3,537
Property, plant and equipment	510	-	510
Current tax assets	-	15	15
Deferred tax assets	747	-	747
Other assets	1,402	6	1,408
Total assets	242,210	1,818	244,028

Liabilities
Deposits at amortised cost	192,087	643	192,730
Repurchase agreements and other similar secured borrowing	11,567	-	11,567
Debt securities in issue	12,303	-	12,303
Subordinated liabilities	3,001	-	3,001
Trading portfolio liabilities	1,765	-	1,765
Financial liabilities designated at fair value	-	18	18
Derivative financial instruments	6	-	6
Current tax liabilities	677	3	680
Other liabilities	1,642	5	1,647
Provisions	2,305	1	2,306
Total liabilities	225,353	670	226,023

Notes
a
The movement in net assets relating to the disposal of Barclays Bank UK PLC of £16,865m is stated after the elimination of internal balances between Barclays Bank PLC and Barclays Bank UK PLC on 1 April 2018 of £615m.

b	The movement in net assets relating to the disposal of BAGHL is presented in Other disposals. The movement is stated after the elimination of internal balances of £88m.

The narrative below provides further granularity of the items transferred as part of the disposal of the UK banking business to Barclays Bank UK PLC. The items transferred included (but were not limited to):

●
Loans and advances at amortised cost of £184,634m related to the UK banking business. The portfolio transferred included home loans of £133,641m, credit cards and unsecured loans of £22,621m, and corporate loans of £27,396m

●	The disposed assets measured at fair value through the income statement consisted of loans and advances of £4,233m, and reverse repurchase agreements and other similar secured lending of £1,383m
●
Derivative assets and liabilities disposed consisted of those designated in hedge accounting relationships. The notional amount at the date of transfer was £3,313m, the fair value of the derivative assets was £108m and the fair value of the derivative liabilities was £6m

●
Goodwill relating to the UK banking business with a net book value of £3,526m and licences and other intangible assets with a net book value amounting to £11m (gross cost of £90m and accumulated amortisation and impairment of £79m)

●	Property, plant and equipment with a net book value of £510m (gross cost of £971m and accumulated depreciation of £461m)
●	Deferred tax asset balances of £747m and current tax liabilities of £677m relating to the UK banking business
●	Other assets of £1,402m included prepayments of £106m, items in the course of collection of £588m, sundry receivables of £535m and accrued income of £146m
●	Deposits at amortised cost of £192,087m consisted of current, savings and time deposits of UK banking business customers and deposits with banks
●	Debt securities in issue transferred consisted of covered bonds of £8,302m and other debt securities of £4,001m
●	Other liabilities of £1,642m included accruals and deferred income of £278m, and sundry creditors of £1,160m

The transfer of equity ownership in Barclays Bank UK PLC had no impact on the share capital and share premium of Barclays Bank Group. Other equity instruments reduced by £2,070m relating to additional tier 1 (AT1) securities transferred to Barclays Bank UK PLC. The fair value through other comprehensive income reserve increased £16m and retained earnings reduced £14,187m.

On 1 August 2018 Barclays Bank PLC transferred the equity ownership of its subsidiary Barclays Africa Group Holdings Limited (BAGHL) to Barclays PLC through a dividend in specie. Accordingly, BAGHL ceased to be a subsidiary of Barclays Bank PLC and became a direct subsidiary of the ultimate parent, Barclays PLC. The value of this dividend, representing the historic cost of investment of Barclays Bank PLC in BAGHL was £269m. The movement is presented within Other disposals.

Barclays Bank PLC	Disposal of Barclays Bank UK PLCa	Other disposalsb	Total
Assets	£m		£m
Cash and balances at central banks	37,299	2,503	39,802
Cash collateral and settlement balances	2,338	-	2,338
Loans and advances at amortised cost	184,732	3,287	188,019
Reverse repurchase agreements and other similar secured lending	423	-	423
Financial assets at fair value through the income statement	5,616	-	5,616
Derivative financial instruments	24	-	24
Financial assets at fair value through other comprehensive income	5,539	-	5,539
Investment in subsidiaries	246	269	515
Goodwill and intangible assets	3,390	36	3,426
Property, plant and equipment	510	10	520
Deferred tax assets	747	62	809
Other assets	1,166	48	1,214
Total assets	242,030	6,215	248,245

Liabilities
Deposits at amortised cost	193,247	5,418	198,665
Repurchase agreements and other similar secured borrowing	11,567	-	11,567
Debt securities in issue	11,552	-	11,552
Subordinated liabilities	3,001	-	3,001
Trading portfolio liabilities	1,765	-	1,765
Derivative financial instruments	6	-	6
Current tax liabilities	676	-	676
Retirement benefit liabilities	-	25	25
Other liabilities	1,341	184	1,525
Provisions	2,230	8	2,238
Total liabilities	225,385	5,635	231,020

Notes
a
The movement in net assets relating to the disposal of Barclays Bank UK PLC of £16,645m is stated after the elimination of internal balances between Barclays Bank PLC and Barclays Bank UK PLC on 1 April 2018 of £519m.

b	The movement relating to the disposal of BAGHL and the BBPLC German branch is presented in Other disposals.

Following a decision to move all European operations to Barclays Bank Ireland PLC, the German business largely comprising of Barclaycard and Corporate Banking customers was acquired from Barclays Bank PLC on 1 December 2018. The assets and liabilities were recognised by Barclays Bank Ireland PLC at their predecessor book values in the consolidated financial statements of Barclays Bank PLC on the date of transfer. The total net assets transferred to Barclays Bank Ireland PLC were £312m. The net assets were transferred in exchange for 350m ordinary shares issued by Barclays Bank Ireland PLC and £1.3m of cash. The movement in net assets related to this transfer is presented within Other disposals.

3.	Discontinued operations and assets included in disposal groups classified as held for sale and associated liabilities

Accounting for non-current assets held for sale and associated liabilities
The Barclays Bank Group applies IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Non-current assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than continuing use. In order to be classified as held for sale, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary and the sale must be highly probable. Non-current assets (or disposal groups) held for sale are measured at the lower of carrying amount and fair value less cost to sell.

A component of the Barclays Bank Group that has either been disposed of or is classified as held for sale is presented as a discontinued operation if it represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of the separate major line or geographical area of operations, or if it is a subsidiary acquired exclusively with a view to re-sale.

Barclays Bank Group
Assets included in disposal groups classified as held for sale
	2018	2017
	£m	£m
Financial assets at fair value through the income statement	-	3
Loans and advances at amortised cost	-	1,164
Property, plant and equipment	-	26
Total assets included in disposal groups classified as held for sale	-	1,193

During the period year the non-current assets held for sale balance decreased from £1,193m to £nil driven by the disposal of Barclaycard US receivables portfolio of £1,164m.

Discontinued operations
The loss or profit in respect of discontinued operations for each of the years comprises as follows: for 2018 discontinued operations relating to the UK banking business incurred a loss after tax of £47m; for 2017 discontinued operations incurred a loss after tax of £1,386m made up from a £2,195 loss relating to BAGL partially offset by a profit of £809m relating to the UK banking business; and for 2016 discontinued operations incurred a profit after tax of £2,137m made up from a £1,546m profit relating to UK banking business and a profit of £591m relating to BAGL.

UK banking business
As noted in Note 2, following the court approval of the ring-fencing transfer scheme on 9 March 2018, the UK banking business largely comprising Personal Banking, Barclaycard Consumer UK and Business Banking customers, and related assets and liabilities was transferred to Barclays Bank UK PLC on 1 April 2018, to meet the regulatory ring-fencing requirement under the Financial Services (Banking Reform) Act 2013 and related legislation. Barclays Bank PLC transferred the equity ownership in Barclays Bank UK PLC to Barclays PLC through a dividend in specie on the same day. Accordingly, Barclays Bank UK PLC ceased to be a subsidiary of Barclays Bank PLC and became a direct subsidiary of the ultimate parent, Barclay PLC.

Upon disposal of those shares on 1 April 2018, the UK banking business met the requirements for presentation as a discontinued operation. As such, the results, which have been presented as the profit after tax in respect of the discontinued operation on the face of the Barclays Bank Group income statement, are analysed in the income statement below. The income statement, statement of other comprehensive income and cash flow statement below represent three months of results as a discontinued operation to 31 March 2018, compared to the full years ended 31 December 2017 and 31 December 2016.

UK banking business disposal group income statement
	2018	2017	2016
For the year ended 31 December	£m	£m	£m
Net interest income	1,449	5,872	6,681
Net fee and commission income	296	1,176	1,247
Net trading income	(5)	(9)	79
Net investment income	6	160	247
Other income	2	8	13
Total income	1,748	7,207	8,267
Credit impairment charges and other provisions	(201)	(783)	(896)
Net operating income	1,547	6,424	7,371
Staff costs	(321)	(2,052)	(2,379)
Administration and general expenses	(1,135)	(2,959)	(2,502)
Operating expenses	(1,456)	(5,011)	(4,881)
Share of post-tax results of associates and joint ventures	-	(5)	(1)
Profit before tax	91	1,408	2,489
Taxation	(138)	(599)	(943)
(Loss)/profit after tax	(47)	809	1,546

Attributable to:
Equity holders of the parent	(47)	809	1,546
Non-controlling interests	-	-	-
(Loss)/profit after tax	(47)	809	1,546

Other comprehensive loss relating to UK banking business discontinued operations is as follows:

	2018	2017	2016
For the year ended 31 December	£m	£m	£m
Available for sale assets	-	-	-
Fair value through other comprehensive income reserve	(3)	-	-
Currency translation reserves	-	-	-
Cash flow hedge reserves	-	-	-
Other comprehensive loss, net of tax from discontinued operations	(3)	-	-

The cash flows attributed to the UK banking business discontinued operation are as follows:

	2018	2017	2016
For the year ended 31 December	£m	£m	£m
Net cash flows from operating activities	(522)	(355)	1,319
Net cash flows from investing activities	54	470	22
Net cash flows from financing activities	-	(128)	600
Net (decrease)/increase in cash and cash equivalents	(468)	(13)	1,941

The following table contains a reconciliation between the Barclays Bank Group continuing operations income statement for 2017 and 2016, which has been restated to show the UK banking business as a discontinued operation, and the equivalent income statement as published in the prior periods.

Reconciliation of consolidated income statement to prior periods
	Published annual report	UK banking business discontinued operationsa	Restated continuing operations	Published annual report	UK banking business discontinued operationsa	Restated continuing operations
	2017	2017	2017	2016	2016	2016
For the year ended 31 December	£m	£m	£m	£m	£m	£m
Interest income	13,631	6,714	6,917	14,423	7,532	6,891
Interest expense	(3,883)	(842)	(3,041)	(2,966)	(851)	(2,115)
Net interest income	9,748	5,872	3,876	11,457	6,681	4,776
Fee and commission income	8,775	1,351	7,424	8,625	1,410	7,215
Fee and commission expense	(1,901)	(175)	(1,726)	(1,789)	(163)	(1,626)
Net fee and commission income	6,874	1,176	5,698	6,836	1,247	5,589
Net trading income	3,387	(9)	3,396	2,795	79	2,716
Net investment income	859	160	699	1,324	247	1,077
Other income	69	8	61	57	13	44
Total income	20,937	7,207	13,730	22,469	8,267	14,202
Credit impairment charges and other provisions	(2,336)	(783)	(1,553)	(2,373)	(896)	(1,477)
Net operating income	18,601	6,424	12,177	20,096	7,371	12,725
Staff costs	(6,445)	(2,052)	(4,393)	(9,211)	(2,379)	(6,832)
Infrastructure costs	(2,068)	(372)	(1,696)	(2,937)	(598)	(2,339)
Administration and general expensesb	(5,969)	(1,828)	(4,141)	(2,837)	(862)	(1,975)
Litigation and conductb	(1,207)	(759)	(448)	(1,363)	(1,042)	(321)
Operating expenses	(15,689)	(5,011)	(10,678)	(16,348)	(4,881)	(11,467)
Share of post-tax results of associates and joint ventures	70	(5)	75	70	(1)	71
Profit on disposal of subsidiaries, associates and joint ventures	184	-	184	565	-	565
Profit before tax	3,166	1,408	1,758	4,383	2,489	1,894
Tax charge	(2,125)	(599)	(1,526)	(1,245)	(943)	(302)
Profit after tax	1,041	809	232	3,138	1,546	1,592

Notes
a	Adjustment for restatement of UK banking business as discontinued operation.
b
The presentation of administration and general expenses has been amended to include litigation and conduct as a separate line item. The prior year comparatives within administration and general expenses categories have been adjusted accordingly.

Barclays Africa Group Limited
Following the reduction of the Barclays Bank Group's interest in BAGL in 2017, Barclays Bank Groups remaining interest in BAGL was reported as a financial asset at fair value through other comprehensive income. On 1 August 2018 Barclays Bank PLC transferred the equity ownership of its subsidiary Barclays Africa Group Holdings (BAGHL) to Barclays PLC through a dividend in specie.

Prior to the disposal of shares on 1 June 2017, BAGL met the requirements for presentation as a discontinued operation. As such, the results, which have been presented as the profit after tax and non-controlling interest in respect of the discontinued operation on the face of the Barclays Bank Group income statement, are analysed in the income statement below. The income statement, statement of other comprehensive income and cash flow statement below represent five months of results as a discontinued operation to 31 May 2017, compared to the full year ended 31 December 2016.

Barclays Africa disposal group income statement
	2018	2017	2016
For the year ended 31 December	£m	£m	£m
Net interest income	-	1,024	2,169
Net fee and commission income	-	522	1,072
Net trading income	-	149	281
Net investment income	-	30	45
Net premiums from insurance contracts	-	161	362
Other income	-	(16)	8
Total income	-	1,870	3,937
Net claims and benefits incurred on insurance contracts	-	(84)	(191)
Total income net of insurance claims	-	1,786	3,746
Credit impairment charges and other provisions	-	(177)	(445)
Net operating income	-	1,609	3,301
Staff costs	-	(586)	(1,186)
Administration and general expensesa	-	(1,634)	(1,224)
Operating expenses	-	(2,220)	(2,410)
Share of post-tax results of associates and joint ventures	-	5	6
(Loss)/profit before tax	-	(606)	897
Taxation	-	(154)	(306)
(Loss)/profit after taxb	-	(760)	591

Attributable to:
Equity holders of the parent	-	(900)	189
Non-controlling interests	-	140	402
(Loss)/profit after taxb	-	(760)	591

Notes
a	Includes impairment of £nil (2017: £1,090m; 2016: £nil).
b	Total loss in respect of the discontinued operation was £2,195m which included the £60m loss on sale and £1,375m loss on recycling of other comprehensive loss on reserves.

Other comprehensive income relating to Barclays Africa discontinued operations is as follows:

	2018	2017	2016
For the year ended 31 December	£m	£m	£m
Available for sale assets	-	(3)	(9)
Currency translation reserves	-	(38)	1,451
Cash flow hedge reserves	-	19	89
Other comprehensive (loss)/income, net of tax from discontinued operations	-	(22)	1,531

The cash flows attributed to the Barclays Africa discontinued operation are as follows:

	2018	2017	2016
For the year ended 31 December	£m	£m	£m
Net cash flows from operating activities	-	540	1,164
Net cash flows from investing activities	-	(245)	(691)
Net cash flows from financing activities	-	(165)	(105)
Effect of exchange rates on cash and cash equivalents	-	(29)	37
Net increase in cash and cash equivalents	-	101	405

4.	Segmental reporting

Presentation of segmental reporting
The Barclays Bank Group's segmental reporting is in accordance with IFRS 8 Operating Segments. Operating segments are reported in a manner consistent with the internal reporting provided to the Executive Committee, which is responsible for allocating resources and assessing performance of the operating segments, and has been identified as the chief operating decision maker. All transactions between business segments are conducted on an arm's-length basis, with intra-segment revenue and costs being eliminated in Head Office. Income and expenses directly associated with each segment are included in determining business segment performance.

Following the transfer of the UK banking business which largely comprised of Personal Banking, Barclaycard Consumer UK and Business Banking to Barclays Bank UK PLC on 1 April 2018 and the subsequent transfer of ownership of Barclays Bank UK PLC to Barclays PLC on the same day, the Barclays Bank Group divisions have been for segmental reporting purposes defined as Corporate and Investment Bank and Consumer, Cards and Payments. Comparatives have been restated to reflect the new segmentation.

●	Corporate and Investment Bank which includes the international Corporate business and the Investment Bank.
●
Consumer, Cards and Payments which includes Barclays US Consumer Bank, Barclaycard Germany, Barclays Partner Finance, Barclaycard Commercial Payments, Barclaycard Payment Solutions and the international Wealth business.

The below table also includes Head Office which comprises head office and central support functions.

The segment results below reflect the continuing operations of Barclays Bank Group and hence the UK banking business is excluded as it meets the requirement to be presented as a discontinued operation under IFRS 5, Non-current Assets Held for Sale and Discontinued Operations.

Analysis of results by business
	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
	£m	£m	£m	£m
For the year ended 31 December 2018
Total incomea	9,741	4,267	(408)	13,600
Credit impairment releases/(charges) and other provisions	152	(808)	13	(643)
Net operating income/(expenses)	9,893	3,459	(395)	12,957
Operating expenses	(7,459)	(2,304)	(130)	(9,893)
GMP charge	-	-	(140)	(140)
Litigation and conduct	(68)	(59)	(1,579)	(1,706)
Total operating expenses	(7,527)	(2,363)	(1,849)	(11,739)
Other net income/(expenses)b	28	41	(1)	68
Profit/(loss) before tax from continuing operations	2,394	1,137	(2,245)	1,286
Total assets	£792.5bn	£71.6bn	£13.6bn	£877.7bn
Number of employees (full time equivalent)	9,100	3,300	10,000	22,400

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Non-Corec	Barclays Bank Group
	£m	£m	£m	£m	£m
For the year ended 31 December 2017
Total income	9,901	4,504	(148)	(527)	13,730
Credit impairment charges and other provisions	(213)	(1,293)	(17)	(30)	(1,553)
Net operating income/(expenses)	9,688	3,211	(165)	(557)	12,177
Operating expenses	(7,610)	(2,167)	(202)	(251)	(10,230)
Litigation and conduct	(267)	(2)	(151)	(28)	(448)
Total operating expenses	(7,877)	(2,169)	(353)	(279)	(10,678)
Other net income/(expenses)b	133	121	(192)	197	259
Profit/(Loss) before tax from continuing operations	1,944	1,163	(710)	(639)	1,758
Total assetsd	£788.7bn	£67.4bn	£35.8bn	-	£1,129.3bn
Number of employees (full time equivalent)	8,800	2,700	10,300	-	21,800

Notes
a	£351m of certain capital instrument funding costs are now charged to Head Office, the impact of which would have been materially the same if the charges had been included in full year 2017.
b
Other net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.

c	Barclays Non-Core segment was closed on 1 July 2017, with financial performance subsequently reported in CIB, Head Office and Barclays Bank UK PLC.
d	Total assets for UK banking business are included within Barclays Bank Group for 2017.

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Non-Core	Barclays Bank Group
	£m	£m	£m	£m	£m
For the year ended 31 December 2016
Total income	10,552	4,462	354	(1,166)	14,202
Credit impairment charges and other provisions	(260)	(1,095)	-	(122)	(1,477)
Net operating income/(expenses)	10,292	3,367	354	(1,288)	12,725
Operating expenses	(7,588)	(1,828)	(124)	(1,606)	(11,146)
Litigation and conduct	(45)	(3)	(27)	(246)	(321)
Total operating expenses	(7,633)	(1,831)	(151)	(1,852)	(11,467)
Other net incomea	1	31	273	331	636
Profit before tax from continuing operations	2,660	1,567	476	(2,809)	1,894
Total assetsb,c	£589.3bn	£58.5bn	£76.8bn	£279.7bn	£1,214.0bn
Number of employees (full time equivalent)	28,800	8,100	100	5,500	42,500

Notes
a	Other net income represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.
b	Africa Banking assets held for sale are reported in Head Office 2016.
c	Total assets for UK banking business are included within Barclays Bank Group for 2016.

Income by geographic region
	2018	2017	2016
For the year ended 31 December	£m	£m	£m
Continuing operations
United Kingdom	4,532	3,844	3,856
Europe	1,434	1,663	2,078
Americas	6,936	7,443	7,278
Africa and Middle East	142	251	419
Asia	556	529	571
Total	13,600	13,730	14,202

Income from individual countries which represent more than 5% of total incomea
	2018	2017	2016
For the year ended 31 December	£m	£m	£m
Continuing operations
United Kingdom	4,532	3,844	3,856
United States	6,676	6,871	6,876

Note
a	Total income is based on counterparty location. Income from each single external customer does not amount to 10% or greater of the Barclays Bank Group total income.

5.	Net fee and commission income

Accounting for net fee and commission income under IFRS 15 effective from 1 January 2018
The Barclays Bank Group applies IFRS 15 Revenue from Contracts with Customers. The standard establishes a five-step model governing revenue recognition. The five-step model requires Barclays Bank Group to (i) identify the contract with the customer, (ii) identify each of the performance obligations included in the contract, (iii) determine the amount of consideration in the contract, (iv) allocate the consideration to each of the identified performance obligations and (v) recognise revenue as each performance obligation is satisfied.

Barclays Bank Group recognises fee and commission income charged for services provided by the Barclays Bank Group as the services are provided, for example on completion of the underlying transaction.

Accounting for net fee and commission income under IAS 18 for 2017 and 2016
The Barclays Bank Group applies IAS 18 Revenue. Fees and commissions charged for services provided or received by the Barclays Bank Group are recognised as the services are provided, for example on completion of the underlying transaction.

Fee and commission income is disaggregated below by fee types that reflect the nature of the services offered across the Barclays Bank Group and operating segments, in accordance with IFRS 15. It includes a total for fees in scope of IFRS 15. Refer to Note 4 for more detailed information about operating segments.

	2018
	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
	£m	£m	£m	£m
Fee type
Transactional	366	2,248	-	2,614
Advisory	772	78	-	850
Brokerage and execution	1,002	71	-	1,073
Underwriting and syndication	2,462	-	-	2,462
Other	24	222	29	275
Total revenue from contracts with customers	4,626	2,619	29	7,274
Other non-contract fee income	114	4	-	118
Fee and commission income	4,740	2,623	29	7,392
Fee and commission expense	(657)	(1,128)	-	(1,785)
Net fee and commission income	4,083	1,495	29	5,607

	2017a	2016a
	£m	£m
Fee and commission income
Banking, investment management and credit related fees and commissions	7,352	7,161
Foreign exchange commission	72	54
Fee and commission income	7,424	7,215
Fee and commission expense	(1,726)	(1,626)
Net fee and commission income	5,698	5,589

Note
a
The Barclays group elected the cumulative effect transition method on adoption of IFRS 15 from 1 January 2018, and recognised in retained earnings without restating comparative periods. The comparative figures are reported under IAS 18.

Fee types
Transactional
Transactional fees are service charges on deposit accounts, cash management services and transactional processing fees including interchange and merchant fee income generated from credit and bank card usage. Transaction and processing fees are recognised at the point in time the transaction occurs or service is performed. They include banking services such as wire transfer fees, balance transfer fees, overdraft or late fees and foreign exchange fees, among others. Interchange and merchant fees are recognised upon settlement of the card transaction payment.

Barclays incurs certain card related costs including those related to cardholder reward programmes and various payments made to co-brand partners. To the extent cardholder reward programmes costs are attributed to customers that settle their outstanding balance each period (transactors) they are expensed when incurred and presented in fee and commission expense while costs related to customers who continuously carry an outstanding balance (revolvers) are included in the effective interest rate of the receivable (refer to note 5 in the Barclays Bank PLC Annual Report). Payments to partners for new cardholder account originations for transactor accounts are deferred as costs to obtain a contract under IFRS 15 while those costs related to revolver accounts are included in the effective interest rate of the receivable (refer to note 5 in the Barclays Bank PLC Annual Report). Those costs deferred under IFRS 15 are capitalised and amortised over the estimated cardholder relationship. Payments to co-brand partners based on revenue sharing are presented as a reduction of fee and commission income while payments based on profitability are presented in fee and commission expense.

Advisory
Advisory fees are generated from wealth management services and investment banking advisory services related to mergers, acquisitions and financial restructurings. Wealth management advisory fees primarily consists of asset-based fees for advisory accounts of wealth management clients and are based on the market value of client assets. They are earned over the period the services are provided and are generally recognised quarterly when the market value of client assets is determined. Investment banking advisory fees are recognised at the point in time when the services related to the transaction have been completed under the terms of the engagement. Investment banking advisory costs are recognised as incurred in fee and commission expense if direct and incremental to the advisory services or otherwise recognised in operating expenses.

Brokerage and execution
Brokerage and execution fees are earned for executing client transactions with various exchanges and over-the-counter markets and assisting clients in clearing transactions. Brokerage and execution fees are recognised at the point in time the associated service has been completed which is generally the trade date of the transaction.

Underwriting and syndication
Underwriting and syndication fees are earned for the distribution of client equity or debt securities and the arrangement and administration of a loan syndication. This includes commitment fees to provide loan financing. Underwriting fees are generally recognised on trade date if there is no remaining contingency, such as the transaction being conditional on closing of an acquisition or other transaction. Underwriting costs are deferred and recognised in fee and commission expense when the associated underwriting fees are recorded. Syndication fees are earned for arranging and administering a loan syndication; however, the associated fee may be subject to variability until the loan has been syndicated to other syndicate members or until other contingencies (such as a successful M&A closing) have been resolved and therefore the fee revenue is deferred until the uncertainty is resolved.

Underwriting and syndication fees were previously reported on a net basis in the income statement. Following the adoption of IFRS 15, expenses associated with underwriting and syndication of £38m are now reported in fee and commission expense.

Including in the underwriting and syndication, commitment fees to provide loan financing includes fees which are not presented as part of the effective interest rate of a loan in accordance with IFRS 9. Loan commitment fees included as IFRS 15 revenues are fees for loan commitments that are not expected to fund, fees received as compensation for unfunded commitments and the applicable portion of fees received for a revolving loan facility, which for that period, are undrawn. Such commitment fees are recognised over time through to the contractual maturity of the commitment.

Contract assets and contract liabilities
The Barclays Bank Group had no material contract assets or contract liabilities as at 31 December 2018.

Impairment on fee receivables and contract assets
During 2018, there have been no material impairments recognised in relation to fees receivable and contract assets. Fees in relation to transactional business can be added to outstanding customer balances. These amounts may be subsequently impaired as part of the overall loans and advances balance.

Remaining performance obligations
The Barclays Bank Group applies the practical expedient of IFRS 15 and does not disclose information about remaining performance obligations that have original expected durations of one year or less or because the Barclays Bank Group has a right to consideration that corresponds directly with the value of the service provided to the client or customer.

Costs incurred in obtaining or fulfilling a contract
The Barclays Bank Group expects that incremental costs of obtaining a contract such as success fee and commission fees paid are recoverable and therefore capitalised such contract costs in the amount of £125.4m at 31 December 2018.

Capitalised contract costs are amortised based on the transfer of services to which the asset relates which typically ranges over the expected life of the relationship. In 2018, the amount of amortisation was £30.4m and there was no impairment loss recognised in connection with the capitalised contract costs.

6.	Dividends on ordinary shares

The 2018 financial statements include £14,585m (2017: £674m) of dividends paid. This includes the final dividend declared in relation to the prior year of £142m (2017: £165m), half year dividends of £149m (2017: £208m) and dividends in specie of £14,294m primarily relating to the holding in Barclays Bank UK PLC. These result in a total dividend for the year of £6.23 (2017: 29p) per ordinary share.

Dividends paid on preference shares amounted to £204m (2017: £242m).  Dividends paid on the 4.75% €100 preference shares amounted to £421.16 per share (2017: £415.65). Dividends paid on the 6.278% US$100 preference shares amounted to £446.17 per share (2017: £483.37). Dividends paid on the 8.125% US$0.25 preference shares amounted to £1.54 per share (2017: £1.58).

Dividends paid on other equity instruments amounted to £647m (2017: £639m). For further detail on other equity instruments, please refer to Note 30 of Barclays Bank PLC Annual Report.

7.	Fair value of financial instruments

Accounting for financial assets and liabilities - fair values
Financial instruments that are held for trading are recognised at fair value through profit or loss. In addition, financial assets are held at fair value through profit or loss if they do not contain contractual terms that give rise on specified dates to cash flows that are SPPI, or if the financial asset is not held in a business model that is either (i) a business model to collect the contractual cash flows or (ii) a business model that is achieved by both collecting contractual cash flows and selling. Subsequent changes in fair value for these instruments are recognised in the income statement in net investment income, except if reporting it in trading income reduces an accounting mismatch.

All financial instruments are initially recognised at fair value on the date of initial recognition (including transaction costs, other than financial instruments held at fair value through profit or loss) and, depending on the classification of the asset or liability, may continue to be held at fair value either through profit or loss or other comprehensive income. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Wherever possible, fair value is determined by reference to a quoted market price for that instrument. For many of the Barclays Bank Group's financial assets and liabilities, especially derivatives, quoted prices are not available and valuation models are used to estimate fair value. The models calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These models use as their basis independently sourced market inputs including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates.

For financial liabilities measured at fair value, the carrying amount reflects the effect on fair value of changes in own credit spreads derived from observable market data such as in primary issuance and redemption activity for structured notes.

On initial recognition, it is presumed that the transaction price is the fair value unless there is observable information available in an active market to the contrary. The best evidence of an instrument's fair value on initial recognition is typically the transaction price. However, if fair value can be evidenced by comparison with other observable current market transactions in the same instrument, or is based on a valuation technique whose inputs include only data from observable markets, then the instrument should be recognised at the fair value derived from such observable market data.

For valuations that have made use of unobservable inputs, the difference between the model valuation and the initial transaction price (Day One profit) is recognised in profit or loss either: on a straight-line basis over the term of the transaction; or over the period until all model inputs will become observable where appropriate; or released in full when previously unobservable inputs become observable.

Various factors influence the availability of observable inputs and these may vary from product to product and change over time. Factors include the depth of activity in the relevant market, the type of product, whether the product is new and not widely traded in the marketplace, the maturity of market modelling and the nature of the transaction (bespoke or generic). To the extent that valuation is based on models or inputs that are not observable in the market, the determination of fair value can be more subjective, dependent on the significance of the unobservable input to the overall valuation. Unobservable inputs are determined based on the best information available, for example by reference to similar assets, similar maturities or other analytical techniques.

The sensitivity of valuations used in the financial statements to possible changes in significant unobservable inputs is shown below in the section 'Significant unobservable inputs' of this note.

Critical accounting estimates and judgements
The valuation of financial instruments often involves a significant degree of judgement and complexity, in particular where valuation models make use of unobservable inputs ('Level 3' assets and liabilities). This note provides information on these instruments, including the related unrealised gains and losses recognised in the period, a description of significant valuation techniques and unobservable inputs, and a sensitivity analysis.

Valuation
IFRS 13 Fair value measurement requires an entity to classify its assets and liabilities according to a hierarchy that reflects the observability of significant market inputs. The three levels of the fair value hierarchy are defined below.

Quoted market prices - Level 1
Assets and liabilities are classified as Level 1 if their value is observable in an active market. Such instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis.

Valuation technique using observable inputs - Level 2
Assets and liabilities classified as Level 2 have been valued using models whose inputs are observable either directly or indirectly. Valuations based on observable inputs include assets and liabilities such as swaps and forwards which are valued using market standard pricing techniques, and options that are commonly traded in markets where all the inputs to the market standard pricing models are observable.

Valuation technique using significant unobservable inputs - Level 3
Assets and liabilities are classified as Level 3 if their valuation incorporates significant inputs that are not based on observable market data (unobservable inputs). A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price. Unobservable input levels are generally determined via reference to observable inputs, historical observations or using other analytical techniques.

The following table shows Barclays Bank Group's assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

Assets and liabilities held at fair value
	2018				2017
	Valuation technique using				Valuation technique using
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	51,029	49,396	3,613	104,038	63,925	47,853	1,977	113,755
Financial assets at fair value through the income statement	8,918	131,682	4,650	145,250	4,347	104,188	7,747	116,282
Derivative financial assets	6,813	210,655	5,215	222,683	3,786	228,867	5,334	237,987
Available for sale investments	-	-	-	-	22,841	30,618	395	53,854
Financial assets at fair value through other comprehensive income	15,751	28,888	355	44,994	-	-	-	-
Investment property	-	-	9	9	-	-	116	116
Assets included in disposal groups classified as held for salea	-	-	-	-	-	-	29	29
Total assets	82,511	420,621	13,842	516,974	94,899	411,526	15,598	522,023

Trading portfolio liabilities	(19,401)	(17,210)	(3)	(36,614)	(20,905)	(16,443)	(4)	(37,352)
Financial liabilities designated at fair value	(76)	(217,404)	(261)	(217,741)	-	(173,238)	(480)	(173,718)
Derivative financial liabilities	(6,152)	(208,697)	(4,743)	(219,592)	(3,631)	(229,517)	(5,197)	(238,345)
Total liabilities	(25,629)	(443,311)	(5,007)	(473,947)	(24,536)	(419,198)	(5,681)	(449,415)

Note
a	Disposal groups held for sale and measured at fair value less cost to sell are in included in the fair value table.

The following table shows Barclays Bank PLC's assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

Assets and liabilities held at fair value
	2018				2017
	Valuation technique using				Valuation technique using
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Barclays Bank PLC	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	33,925	36,093	3,462	73,480	41,795	36,113	1,928	79,836
Financial assets at fair value through the income statement	3,971	171,381	4,013	179,365	3	110,381	6,798	117,182
Derivative financial assets	-	216,033	5,214	221,247	-	226,956	5,332	232,288
Available for sale investments	-	-	-	-	16,302	32,895	277	49,474
Financial assets at fair value through other comprehensive income	14,571	28,780	355	43,706	-	-	-	-
Total assets	52,467	452,287	13,044	517,798	58,100	406,345	14,335	478,780

Trading portfolio liabilities	(30,425)	(16,201)	-	(46,626)	(26,068)	(15,474)	-	(41,542)
Financial liabilities designated at fair value	-	(216,715)	(251)	(216,966)	-	(168,834)	(210)	(169,044)
Derivative financial liabilities	-	(216,792)	(4,798)	(221,590)	-	(223,878)	(5,349)	(229,227)
Total liabilities	(30,425)	(449,708)	(5,049)	(485,182)	(26,068)	(408,186)	(5,559)	(439,813)
The following table shows Barclays Bank Group's assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and product type:

Assets and liabilities held at fair value by product type
	Assets			Liabilities
	Valuation technique using			Valuation technique using
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Barclays Bank Group	£m	£m	£m	£m	£m	£m
As at 31 December 2018
Interest rate derivatives	-	122,975	2,478	-	(118,231)	(2,456)
Foreign exchange derivatives	-	63,960	192	-	(63,897)	(185)
Credit derivatives	-	9,374	1,381	-	(9,188)	(331)
Equity derivatives	6,813	12,933	1,136	(6,152)	(16,001)	(1,743)
Commodity derivatives	-	1,413	28	-	(1,380)	(28)
Government and government sponsored debt	38,910	47,882	14	(8,143)	(11,154)	-
Corporate debt	-	14,529	456	-	(5,085)	-
Certificates of deposit, commercial paper and other money market instruments	-	1,135	-	-	(8,556)	(10)
Margin lending	-	10,388	-	-	(26,875)	-
Reverse repurchase and repurchase agreements	-	118,623	768	-	(139,361)	-
Non-asset backed loans	-	7,378	4,452	-	-	-
Asset backed securities	-	2,265	688	-	(245)	-
Issued debt	-	-	-	-	(42,104)	(251)
Equity cash products	36,705	7,195	698	(11,258)	(1,181)	(3)
Private equity investments	7	-	190	-	-	-
Assets and liabilities held for sale	-	-	-	-	-	-
Othera	76	571	1,361	(76)	(53)	-
Total	82,511	420,621	13,842	(25,629)	(443,311)	(5,007)

As at 31 December 2017
Interest rate derivatives	-	150,325	2,718	-	(143,890)	(2,867)
Foreign exchange derivatives	-	54,907	160	-	(53,346)	(124)
Credit derivatives	-	11,357	1,386	-	(11,312)	(240)
Equity derivatives	3,786	9,848	1,064	(3,631)	(18,527)	(1,961)
Commodity derivatives	-	2,430	6	-	(2,442)	(5)
Government and government sponsored debt	34,782	49,853	49	(13,079)	(13,116)	-
Corporate debt	-	15,098	871	-	(3,580)	(4)
Certificates of deposit, commercial paper and other money market instruments	-	1,491	-	-	(7,377)	(250)
Reverse repurchase and repurchase agreements	-	100,038	-	-	(126,691)	-
Non-asset backed loans	-	5,710	6,657	-	-	-
Asset backed securities	-	1,837	626	-	(221)	-
Issued debt	-	-	-	-	(38,177)	(214)
Equity cash products b	56,323	7,733	502	(7,826)	(388)	-
Private equity investments	8	1	817	-	-	(16)
Assets and liabilities held for sale	-	-	29	-	-	-
Othera, b	-	898	713	-	(131)	-
Total	94,899	411,526	15,598	(24,536)	(419,198)	(5,681)

Notes
a	Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, physical commodities and investment property.
b	Level 3 preference shares of £390m were reclassified from others to equity cash products.

Valuation techniques and sensitivity analysis
Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of the valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.

Sensitivities are dynamically calculated on a monthly basis. The calculation is based on range or spread data of a reliable reference source or a scenario based on relevant market analysis alongside the impact of using alternative models. Sensitivities are calculated without reflecting the impact of any diversification in the portfolio.

The valuation techniques used for the material products within Levels 2 and 3, and observability and sensitivity analysis for products within Level 3, are described below.

Interest rate derivatives
Description: Derivatives linked to interest rates or inflation indices. The category includes futures, interest rate and inflation swaps, swaptions, caps, floors, inflation options, balance guaranteed swaps and other exotic interest rate derivatives.

Valuation: Interest rate and inflation derivatives are generally valued using curves of forward rates constructed from market data to project and discount the expected future cash flows of trades. Instruments with optionality are valued using volatilities implied from market inputs, and use industry standard or bespoke models depending on the product type.

Observability: In general, inputs are considered observable up to liquid maturities which are determined separately for each input and underlying. Unobservable inputs are generally set by referencing liquid market instruments and applying extrapolation techniques or inferred via another reasonable method.

Level 3 sensitivity: Sensitivity to unobservable valuation inputs is based on the dispersion of consensus data services where available, or alternatively it is based on stress scenarios or historic data.

Foreign exchange derivatives
Description: Derivatives linked to the foreign exchange (FX) market. The category includes FX forward contracts, FX swaps and FX options. The majority are traded as over the counter (OTC) derivatives.

Valuation: FX derivatives are valued using industry standard and bespoke models depending on the product type. Valuation inputs include FX rates, interest rates, FX volatilities, interest rate volatilities, FX interest rate correlations and others as appropriate.

Observability: FX correlations, forwards and volatilities are generally observable up to liquid maturities which are determined separately for each input and underlying. Unobservable inputs are set by referencing liquid market instruments and applying extrapolation techniques, or inferred via another reasonable method.

Level 3 sensitivity: Sensitivity relating to unobservable valuation inputs is primarily based on the dispersion of consensus data services.

Credit derivatives
Description: Derivatives linked to the credit spread of a referenced entity, index or basket of referenced entities or a pool of referenced assets (e.g. a securitised product). The category includes single name and index credit default swaps (CDS) and asset backed CDS.

Valuation: CDS are valued on industry standard models using curves of credit spreads as the principal input. Credit spreads are observed directly from broker data, third party vendors or priced to proxies.

Observability: CDS contracts referencing entities that are actively traded are generally considered observable. Other valuation inputs are considered observable if products with significant sensitivity to the inputs are actively traded in a liquid market. Unobservable valuation inputs are generally determined with reference to recent transactions or inferred from observable trades of the same issuer or similar entities.

Level 3 sensitivity: Sensitivity to unobservable CDS contracts is determined by applying a shift to credit spread curves based on the average range of pricing observed in the market for similar CDS.

Equity derivatives
Description: Exchange traded or OTC derivatives linked to equity indices and single names. The category includes vanilla and exotic equity products.

Valuation: Equity derivatives are valued using industry standard models. Valuation inputs include stock prices, dividends, volatilities, interest rates, equity repurchase curves and, for multi-asset products, correlations.

Observability: In general, valuation inputs are observable up to liquid maturities which are determined separately for each input and underlying. Unobservable inputs are set by referencing liquid market instruments and applying extrapolation techniques, or inferred via another reasonable method.

Level 3 sensitivity: Sensitivity is generally estimated using the dispersion of consensus data services.

Commodity derivatives
Description: Exchange traded and OTC derivatives based on underlying commodities such as metals, crude oil and refined products, agricultural, power and natural gas.

Valuation: Commodity swaps and options are valued using models incorporating discounting of cash flows and other industry standard modelling techniques. Valuation inputs include forward curves, volatilities implied from market observable inputs and correlations.

Observability: Commodity correlations, forwards and volatilities are generally observable up to liquid maturities which are determined separately for each input and underlying. Unobservable inputs are set with reference to similar observable products, or by applying extrapolation techniques to observable inputs.

Level 3 sensitivity: Sensitivity is determined primarily by measuring historical variability over a period of years. Where historical data is unavailable or uncertainty is due to volumetric risk, sensitivity is measured by applying appropriate stress scenarios or using proxy bid-offer spread levels.

Complex derivative instruments
Valuation estimates made by counterparties with respect to complex derivative instruments, for the purpose of determining the amount of collateral to be posted, often differ, sometimes significantly, from Barclays Bank Group's own estimates. In almost all cases, Barclays Bank Group has been able to successfully resolve such differences or otherwise reach an accommodation with respect to collateral posting levels, including in certain cases by entering into compromise collateral arrangements. Due to the ongoing nature of collateral calls, Barclays Bank Group will often be engaged in discussion with one or more counterparties in respect of such differences at any given time. Valuation estimates made by counterparties for collateral purposes are considered, like any other third party valuation, when determining Barclays Bank Group's fair value estimates.

Government and government sponsored debt
Description: Government bonds, supra sovereign bonds and agency bonds.

Valuation: Liquid bonds that are actively traded through an exchange or clearing house are marked to the levels observed in these markets. Other actively traded bonds are valued using observable market prices sourced from broker quotes, inter-dealer prices or other reliable pricing sources.

Observability: Prices for actively traded bonds are considered observable. Unobservable bonds prices are generally determined by reference to bond yields for actively traded bonds from the same (or a similar) issuer.

Level 3 sensitivity: Sensitivity is generally determined by using a range of observable alternative prices.

Corporate debt
Description: Primarily corporate bonds.

Valuation: Corporate bonds are valued using observable market prices sourced from broker quotes, inter-dealer prices or other reliable pricing sources.

Observability: Prices for actively traded bonds are considered observable. Unobservable bonds prices are generally determined by reference to bond yields or CDS spreads for actively traded instruments issued by or referencing the same (or a similar) issuer.

Level 3 sensitivity: Sensitivity is generally determined by applying a shift to bond yields using the average ranges of external levels observed in the market for similar bonds.

Certificates of deposit, commercial paper and other money market instruments
Description: Certificates of deposit, commercial paper and other money market instruments.

Valuation: Instruments are valued using observable market prices sourced from broker quotes, inter-dealer prices or other reliable pricing services.

Observability: Prices for actively traded instruments are considered observable. Unobservable instrument prices are generally determined by reference to bond yields or CDS spreads for actively traded instruments issued by or referencing the same (or a similar) issuer.

Level 3 sensitivity: Sensitivity is generally calculated by using a range of observable alternative prices.

Margin Lending
Description: Includes Prime Brokerage Margin lending, and other similar secured lending agreements. The agreements are primarily short-term in nature.

Valuation: Prime Brokerage Margin Lending transactions are generally valued by discounting the expected future cash flows using industry standard models that incorporate market interest rates and repurchase rates, based on the specific details of the transaction.

Observability: Inputs are deemed observable up to liquid maturities, and are determined based on the specific features of the transaction. Unobservable inputs are generally set by referencing liquid market instruments and applying extrapolation techniques, or inferred via another reasonable method.

Level 3 sensitivity: Sensitivity is generally estimated using the dispersion of consensus data services, or historic trade data. In general, the sensitivity of unobservable inputs is not significant to the overall valuation given the predominantly short-term nature of the agreements.

Reverse repurchase and repurchase agreements
Description: Includes securities purchased under resale agreements, securities sold under repurchase agreements, and other similar secured lending agreements. The agreements are primarily short-term in nature.

Valuation: Repurchase and reverse repurchase agreements are generally valued by discounting the expected future cash flows using industry standard models that incorporate market interest rates and repurchase rates, based on the specific details of the transaction.

Observability: Inputs are deemed observable up to liquid maturities, and are determined based on the specific features of the transaction. Unobservable inputs are generally set by referencing liquid market instruments and applying extrapolation techniques, or inferred via another reasonable method.

Level 3 sensitivity: Sensitivity is generally estimated using the dispersion of consensus data services, stress scenarios or historic data. In general, the sensitivity of unobservable inputs is not significant to the overall valuation given the predominantly short-term nature of the agreements.

Non-asset backed loans
Description: Largely made up of fixed rate loans.

Valuation: Fixed rate loans are valued using models that discount expected future cash flows based on interest rates and loan spreads.

Observability: Within this loan population, the loan spread is generally unobservable. Unobservable loan spreads are determined by incorporating funding costs, the level of comparable assets such as gilts, issuer credit quality and other factors.

Level 3 sensitivity: The sensitivity of fixed rate loans is calculated by applying a shift to loan spreads.

Asset backed securities
Description: Securities that are linked to the cash flows of a pool of referenced assets via securitisation. The category includes residential mortgage backed securities, commercial mortgage backed securities, CDOs, collateralised loan obligations (CLOs) and other asset backed securities.

Valuation: Where available, valuations are based on observable market prices sourced from broker quotes and inter-dealer prices. Otherwise, valuations are determined using industry standard discounted cash flow analysis that calculates the fair value based on valuation inputs such as constant default rate, conditional prepayment rate, loss given default and yield. These inputs are determined by reference to a number of sources including proxying to observed transactions, market indices or market research, and by assessing underlying collateral performance.

Proxying to observed transactions, indices or research requires an assessment and comparison of the relevant securities' underlying attributes including collateral, tranche, vintage, underlying asset composition (historical losses, borrower characteristics and loan attributes such as loan to value ratio and geographic concentration) and credit ratings (original and current).

Observability: Where an asset backed product does not have an observable market price and the valuation is determined using a discounted cash flow analysis, the instrument is considered unobservable.

Level 3 sensitivity: The sensitivity analysis for asset backed products is based on externally sourced pricing dispersion or by stressing the inputs of discount cash flow analysis.

Issued debt
Description: Debt notes issued by Barclays Bank Group.

Valuation: Issued debt is valued using discounted cash flow techniques and industry standard models incorporating various inputs observed for each instrument.

Observability: Barclays Bank Group issued notes are generally observable. Structured notes are debt instruments containing embedded derivatives. Where either an input to the embedded derivative or the debt instrument is deemed unobservable and significant to the overall valuation of the note, the structured note is classified as Level 3.

Level 3 sensitivity: Sensitivity to the unobservable input in the embedded derivative is calculated in line with the method used for the derivative instrument concerned.

Equity cash products
Description: Includes listed equities, Exchange Traded Funds (ETF) and preference shares.

Valuation: Valuation of equity cash products is primarily determined through market observable prices.

Observability: Prices for actively traded equity cash products are considered observable. Unobservable equity prices are generally determined by reference to actively traded instruments that are similar in nature, or inferred via another reasonable method.

Level 3 sensitivity: Sensitivity is generally calculated based on applying a shift to the valuation of the underlying asset.

Private equity investments
Description: Includes private equity holdings and principal investments.

Valuation: Private equity investments are valued in accordance with the 'International Private Equity and Venture Capital Valuation Guidelines' which require the use of a number of individual pricing benchmarks such as the prices of recent transactions in the same or similar entities, discounted cash flow analysis and comparison with the earnings multiples of listed companies. While the valuation of unquoted equity instruments is subjective by nature, the relevant methodologies are commonly applied by other market participants and have been consistently applied over time.

Observability: Inputs are considered observable if there is active trading in a liquid market of products with significant sensitivity to the inputs. Unobservable inputs include earnings estimates, multiples of comparative companies, marketability discounts and discount rates.

Level 3 sensitivity: Private equity valuation models are each sensitive to a number of key assumptions, such as projected future earnings, comparator multiples, marketability discounts and discount rates. Valuation sensitivity is generally estimated by shifting assumptions to reasonable alternative levels.

Assets and liabilities held for sale
Description: Assets and liabilities held for sale consist of disposal groups Barclays Bank Group intend to sell.

Valuation: Assets and liabilities held for sale are valued at the lower of carrying value and fair value less costs to sell.

Level 3 sensitivity: The disposal groups that are measured at fair value less cost to sell are valued at the agreed price less costs to sell and are not expected to display significant sensitivity. The sensitivity of the assets and liabilities measured at carrying value is explained within the relevant product descriptions.

Other
Description: Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, physical commodities and investment property.

Assets and liabilities reclassified between Level 1 and Level 2
During the period, there were no material transfers between Level 1 to Level 2 (2017: £3,807m of government bond assets, and £1,023m/£(950)m of commodity derivative assets and liabilities transferred from Level 1 to Level 2).

Level 3 movement analysis
The following table summarises the movements in the Level 3 balances during the period. Transfers have been reflected as if they had taken place at the beginning of the year.

Assets and liabilities included in disposal groups classified as held for sale and measured at fair value less cost to sell are not included as these are measured at fair value on a non-recurring basis.

Asset and liability transfers between Level 2 and Level 3 are primarily due to 1) an increase or decrease in observable market activity related to an input or 2) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

Analysis of movements in Level 3 assets and liabilities
	As at 1 January 2018a					Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 31 December 2018
		Purchases	Sales	Issues	Settlements	Trading income	Other income		In	Out
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government and government sponsored debt	49	14	(49)	-	-	-	-	-	-	-	14
Corporate debt	871	108	(88)	-	(23)	9	-	-	39	(528)	388
Non-asset backed loans	166	5,514	(3,480)	-	-	-	-	-	71	(8)	2,263
Asset backed securities	627	205	(168)	-	(2)	(21)	-	-	58	(35)	664
Equity cash products	68	18	(9)	-	-	(16)	-	-	107	(32)	136
Other	196	4	(6)	-	(20)	(32)	-	-	145	(139)	148
Trading portfolio assets	1,977	5,863	(3,800)	-	(45)	(60)	-	-	420	(742)	3,613

Non-asset backed loans	6,073	364	(4,432)	-	(194)	25	-	-	-	-	1,836
Private equity investments	688	188	(7)	-	(231)	2	(10)	-	60	(499)	191
Equity cash products	398	87	(1)	-	-	1	74	-	-	-	559
Other	360	6,624	(4,920)	-	(47)	29	18	-	-	-	2,064
Financial assets at fair value through the income statement	7,519	7,263	(9,360)	-	(472)	57	82	-	60	(499)	4,650

Equity cash products	36	-	(16)	-	-	-	-	-	-	(18)	2
Private equity investments	129	-	-	-	-	-	-	-	-	(129)	-
Other	40	-	-	-	-	-	-	(1)	314	-	353
Financial assets at fair value through other comprehensive income	205	-	(16)	-	-	-	-	(1)	314	(147)	355

Investment property	116	9	(115)	-	-	-	(1)	-	-	-	9

Trading portfolio liabilities	(4)	-	-	-	-	(3)	-	-	-	4	(3)

Certificates of deposit, commercial paper and other money market instruments	(250)	-	-	-	5	-	(3)	-	-	238	(10)
Issued debt	(214)	-	-	(4)	9	33	-	-	(225)	150	(251)
Other	(16)	-	-	-	-	-	-	-	-	16	-
Financial liabilities designated at fair value	(480)	-	-	(4)	14	33	(3)	-	(225)	404	(261)

Interest rate derivatives	(150)	1	(1)	-	196	(25)	-	-	(71)	72	22
Foreign exchange derivatives	37	-	-	-	(9)	5	-	-	(13)	(13)	7
Credit derivatives	1,146	(6)	3	-	(12)	(85)	-	-	7	(3)	1,050
Equity derivatives	(896)	72	(570)	-	125	73	1	-	128	460	(607)
Commodity derivatives	-	-	-	-	-	-	-	-	-	-	-
Net derivative financial instrumentsb	137	67	(568)	-	300	(32)	1	-	51	516	472
Total	9,470	13,202	(13,859)	(4)	(203)	(5)	79	(1)	620	(464)	8,835

Notes
a	Balances as at 1 January 2018 include the IFRS 9 transition impact. Balances as at 31 December 2017 have been presented on an IAS 39 basis.
b
The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £5,215m (2017: £5,334m) and derivative financial liabilities are £4,743m (2017: £5,197m).

Analysis of movements in Level 3 assets and liabilities
	As at 1 January 2017	Purchases	Sales	Issues	Settlements	Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 31 December 2017
						Trading income	Other income		In	Out
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government and government sponsored debt	3	46	-	-	-	-	-	-	-	-	49
Corporate debt	969	73	(47)	-	(98)	21	-	-	6	(53)	871
Non-asset backed loans	151	435	(187)	-	(221)	(8)	-	-	1	(5)	166
Asset backed securities	515	195	(78)	-	(9)	9	-	-	-	(5)	627
Equity cash products	77	24	(11)	-	-	(19)	-	-	-	(3)	68
Other	350	2	(77)	-	(97)	25	(1)	-	3	(9)	196
Trading portfolio assets	2,065	775	(400)	-	(425)	28	(1)	-	10	(75)	1,977

Non-asset backed loans	8,616	-	-	-	(2,284)	159	-	-	-	-	6,491
Asset backed loans	201	27	(25)	-	(3)	(17)	(3)	-	6	(31)	155
Private equity investments	562	26	(127)	-	(1)	(1)	29	-	21	(11)	498
Equity cash productsa	185	-	-	-	(1)	(7)	205	-	16	-	398
Othera	383	4,675	(4,646)	-	(247)	41	(8)	-	16	(9)	205
Financial assets at fair value through the income statement	9,947	4,728	(4,798)	-	(2,536)	175	223	-	59	(51)	7,747

Equity cash products	73	-	-	-	-	-	1	2	5	(45)	36
Private equity investments	294	15	(78)	-	-	-	(5)	37	60	(4)	319
Other	5	36	-	-	(2)	-	-	1	-	-	40
Available for sale investments	372	51	(78)	-	(2)	-	(4)	40	65	(49)	395

Investment property	81	114	(69)	-	-	-	(10)	-	-	-	116

Trading portfolio liabilities	(7)	(4)	1	-	-	2	-	-	(1)	5	(4)

Certificates of deposit, commercial paper and other money market instruments	(319)	-	69	-	-	-	9	-	(104)	95	(250)
Issued debt	(298)	-	84	-	-	-	-	-	-	-	(214)
Other	(223)	-	-	-	204	-	(6)	-	-	9	(16)
Financial liabilities designated at fair value	(840)	-	153	-	204	-	3	-	(104)	104	(480)

Interest rate derivatives	899	58	(1)	-	(208)	(166)	-	-	(11)	(721)	(150)
Foreign exchange derivatives	81	-	-	-	(12)	27	-	-	(13)	(46)	37
Credit derivatives	1,370	5	(2)	-	(29)	(128)	-	-	(69)	(1)	1,146
Equity derivatives	(970)	(220)	(14)	-	374	(43)	-	-	(16)	(7)	(896)
Commodity derivatives	(5)	-	-	-	-	4	-	-	1	-	-
Net derivative financial instruments	1,375	(157)	(17)	-	125	(306)	-	-	(108)	(775)	137

Assets and liabilities held for sale	574	-	(574)	-	-	-	-	-	-	-	-

Total	13,567	5,507	(5,782)	-	(2,634)	(101)	211	40	(79)	(841)	9,888
Net assets held for sale measured at fair value on non-recurring basis											29

Total	13,567	5,507	(5,782)	-	(2,634)	(101)	211	40	(79)	(841)	9,917

Note
a	Preference shares of £390m were reclassified from others to equity cash products

Analysis of movements in Level 3 assets and liabilities
	As at 1 January 2018a					Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 31 December 2018
		Purchases	Sales	Issues	Settlements	Trading income	Other income		In	Out
Barclays Bank PLC	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	1,929	5,722	(3,724)	-	(44)	(45)	-	-	354	(730)	3,462
Financial assets at fair value through the income statement	7,404	6,867	(9,356)	-	(78)	(6)	73	-	12	(903)	4,013
Fair value through other comprehensive income	187	-	(16)	-	-	-	-	(1)	314	(129)	355
Financial liabilities designated at fair value	(226)	-	-	(4)	6	33	-	-	(225)	165	(251)
Net derivative financial instrumentsb	(16)	67	(568)	-	354	11	1	-	51	516	416
Total	9,278	12,656	(13,664)	(4)	238	(7)	74	(1)	506	(1,081)	7,995

Analysis of movements in Level 3 assets and liabilities
	As at 1 January 2017					Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 31 December 2017
		Purchases	Sales	Issues	Settlements	Trading income	Other income		In	Out
Barclays Bank PLC	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	2,003	534	(214)	-	(383)	36	-	-	11	(59)	1,928
Financial assets at fair value through the income statement	9,135	4,657	(4,666)	-	(2,502)	(34)	193	-	15	-	6,798
Available for sale investments	250	14	(24)	-	-	-	(4)	28	54	(41)	277
Investment property	16	-	(16)	-	-	-	-	-	-	-	-
Trading portfolio liabilities	-	(5)	-	-	-	(1)	-	-	(1)	7	-
Financial liabilities designated at fair value	(467)	-	3	-	238	16	-	-	(7)	7	(210)
Net derivative financial instrumentsb	1,226	(159)	(12)	-	124	(312)	-	-	(110)	(774)	(17)
Total	12,163	5,041	(4,929)	-	(2,523)	(295)	189	28	(38)	(860)	8,776

Notes
a	Balances as at 1 January 2018 include the IFRS 9 transition impact. Balances as at 31 December 2017 have been presented on an IAS 39 basis.
b
The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £5,214m (2017: £5,332m) and derivative financial liabilities are £4,798m (2017: £5,349m).

Unrealised gains and losses on Level 3 financial assets and liabilities
The following tables disclose the unrealised gains and losses recognised in the year arising on Level 3 financial assets and liabilities held at year end.

Unrealised gains and losses recognised during the period on Level 3 assets and liabilities held at year end
	2018				2017
	Income statement		Other compre- hensive income		Income statement		Other compre- hensive income
Barclays Bank Group	Trading income	Other income		Total	Trading income	Other income		Totala
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	(60)	-	-	(60)	(34)	-	-	(34)
Financial assets at fair value through the income statement	44	68	-	112	147	200	-	347
Available for sale investments	-	-	-	-	-	(4)	29	25
Fair value through other comprehensive income	-	-	(1)	(1)	-	-	-	-
Investment property	-	(1)	-	(1)	-	(10)	-	(10)
Trading portfolio liabilities	(3)	-	-	(3)	3	-	-	3
Financial liabilities designated at fair value	55	-	-	55	58	10	-	68
Net derivative financial instruments	(14)	-	-	(14)	(301)	-	-	(301)
Total	22	67	(1)	88	(127)	196	29	98

Unrealised gains and losses recognised during the period on Level 3 assets and liabilities held at year end
	2018				2017
	Income statement		Other compre-hensive income	Total	Income statement		Other compre-hensive income	Totala
Barclays Bank PLC	Trading income	Other income			Trading income	Other income
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	(45)	-	-	(45)	(20)	-	-	(20)
Financial assets designated at fair value	40	58	-	98	158	217	-	375
Available for sale assets	-	-	-	-	-	(4)	28	24
Fair value through other comprehensive income	-	-	(1)	(1)	-	-	-	-
Financial liabilities designated at fair value	55	-	-	55	58	-	-	58
Net derivative financial instruments	29	-	-	29	(307)	-	-	(307)
Total	79	58	(1)	136	(111)	213	28	130

Sensitivity analysis of valuations using unobservable inputs
	2018				2017
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes
	Income statement	Equity	Income statement	Equity	Income statement	Equity	Income statement	Equity
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate derivatives	80	-	(162)	-	114	-	(138)	-
Foreign exchange derivatives	7	-	(10)	-	6	-	(6)	-
Credit derivatives	126	-	(73)	-	106	-	(79)	-
Equity derivatives	110	-	(112)	-	99	-	(99)	-
Commodity derivatives	1	-	(1)	-	3	-	(3)	-
Corporate debt	10	-	(2)	-	4	-	(3)	-
Non asset backed loans	141	-	(210)	-	243	-	(468)	-
Asset backed securities	-	-	-	-	1	-	-	-
Equity cash products	121	-	(155)	-	12	24	(8)	(24)
Private equity investments	-	-	(10)	-	133	13	(138)	(13)
Othera	2	-	(2)	-	5	-	(5)	-
Total	598	-	(737)	-	726	37	(947)	(37)

Note
a	Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, physical commodities and investment property.

The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £598m (2017: £763m) or to decrease fair values by up to £737m (2017: £984m) with all the potential effect impacting profit and loss.

Significant unobservable inputs
The following table discloses the valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 along with the range of values used for those significant unobservable inputs:

	Valuation technique(s) a	Significant unobservable inputs	2018 Range		2017 Range
			Min	Max	Min	Max	Unitsb
Derivative financial instrumentsc
Interest rate derivatives	Discounted cash flows	Inflation forwards	1	2	1	3%
		Credit spread	6	897	45	1,320	bps
		Yield	0.1	0.2	0.1	0.1	bps
	Comparable pricing	Price	-	100	-	100	points
	Option model	Inflation volatility	33	174	35	201	bps vol
		IR - IR correlation	(26)	100	(24)	99%
		FX - IR correlation	(30)	78	(30)	24%
		Interest rate volatility	10	199	5	353	bps vol
Credit derivatives	Discounted cash flows	Credit spread	142	209	122	190	bps
	Comparable pricing	Price	10	96	97	97	points
Equity derivatives	Option model	Equity volatility	2	81	3	92%
		Equity - equity correlation	(100)	100	(100)	100%
	Discounted cash flow	Discounted margin	(171)	301	(105)	301	bps
Non-derivative financial instruments
Non-asset backed loans	Discounted cash flows	Loan spread	30	196	30	596	bps
		Credit spread	25	800	300	726	bps
		Price	-	118	-	50	points
	Comparable pricing	Price	-	100	-	100	points
Reverse repurchase and repurchase agreements	Discounted cash flows	Funding spread	(20)	139	-	-	bps
Asset backed securities	Comparable pricing	Price	-	102	-	99	points
Otherd	Discounted cash flows	Credit spread	143	575	152	299	bps

Notes
a	A range has not been provided for Net Asset Value as there would be a wide range reflecting the diverse nature of the positions.
b
The units used to disclose ranges for significant unobservable inputs are percentages, points and basis points. Points are a percentage of par; for example, 100 points equals 100%   of par. A basis point equals 1/100th of 1%; for example, 150 basis points equals 1.5%.

c
Certain derivative instruments are classified as Level 3 due to a significant unobservable credit spread input into the calculation of the Credit Valuation Adjustment for the instruments. The range of significant unobservable credit spreads is between 6-897bps (2017: 31-596bps).

d	Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, physical commodities and investment property.

The following section describes the significant unobservable inputs identified in the table above, and the sensitivity of fair value measurement of the instruments categorised as Level 3 assets or liabilities to increases in significant unobservable inputs. Where sensitivities are described, the inverse relationship will also generally apply.

Where reliable interrelationships can be identified between significant unobservable inputs used in fair value measurement, a description of those interrelationships is included below.

Forwards
A price or rate that is applicable to a financial transaction that will take place in the future.

In general, a significant increase in a forward in isolation will result in a fair value increase for the contracted receiver of the underlying (currency, bond, commodity, etc.), but the sensitivity is dependent on the specific terms of the instrument.

Credit spread
Credit spreads typically represent the difference in yield between an instrument and a benchmark security or reference rate. Credit spreads reflect the additional yield that a market participant demands for taking on exposure to the credit risk of an instrument and form part of the yield used in a discounted cash flow calculation.

In general, a significant increase in credit spread in isolation will result in a movement in a fair value decrease for a cash asset.

For a derivative instrument, a significant increase in credit spread in isolation can result in a fair value increase or decrease depending on the specific terms of the instrument.

Volatility
Volatility is a measure of the variability or uncertainty in return for a given derivative underlying. It is an estimate of how much a particular underlying instrument input or index will change in value over time. In general, volatilities are implied from observed option prices. For unobservable options the implied volatility may reflect additional assumptions about the nature of the underlying risk, and the strike/maturity profile of a specific contract.

In general, a significant increase in volatility in isolation will result in a fair value increase for the holder of a simple option, but the sensitivity is dependent on the specific terms of the instrument.

There may be interrelationships between unobservable volatilities and other unobservable inputs (e.g. when equity prices fall, implied equity volatilities generally rise) but these are generally specific to individual markets and may vary over time.

Correlation
Correlation is a measure of the relationship between the movements of two variables. Correlation can be a significant input into valuation of derivative contracts with more than one underlying instrument. Credit correlation generally refers to the correlation between default processes for the separate names that make up the reference pool of a CDO structure.

A significant increase in correlation in isolation can result in a fair value increase or decrease depending on the specific terms of the instrument.

Comparable price
Comparable instrument prices are used in valuation by calculating an implied yield (or spread over a liquid benchmark) from the price of a comparable observable instrument, then adjusting that yield (or spread) to account for relevant differences such as maturity or credit quality. Alternatively, a price-to-price basis can be assumed between the comparable and unobservable instruments in order to establish a value.

In general, a significant increase in comparable price in isolation will result in an increase in the price of the unobservable instrument. For derivatives, a change in the comparable price in isolation can result in a fair value increase or decrease depending on the specific terms of the instrument.

Loan spread
Loan spreads typically represent the difference in yield between an instrument and a benchmark security or reference rate. Loan spreads typically reflect credit quality, the level of comparable assets such as gilts and other factors, and form part of the yield used in a discounted cash flow calculation.

The ESHLA portfolio primarily consists of long-dated fixed rate loans extended to counterparties in the UK Education, Social Housing and Local Authority sectors. The loans are categorised as Level 3 in the fair value hierarchy due to their illiquid nature and the significance of unobservable loan spreads to the valuation. Valuation uncertainty arises from the long-dated nature of the portfolio, the lack of secondary market in the loans and the lack of observable loan spreads. The majority of ESHLA loans are to borrowers in heavily regulated sectors that are considered extremely low credit risk, and have a history of zero defaults since inception. While the overall loan spread range is from 30bps to 196bps (2017: 30bps to 596bps), the vast majority of spreads are concentrated towards the bottom end of this range, with 99% of the loan notional being valued with spreads less than 200bps consistently for both years.

In general, a significant increase in loan spreads in isolation will result in a fair value decrease for a loan.

Loss given default
Loss given default represents the expected loss upon liquidation of the collateral as a percentage of the balance outstanding.

In general, a significant increase in the loss given default in isolation will translate to lower recovery and lower projected cash flows to pay to the securitisation, resulting in a movement in fair value that is unfavourable for the holder of the securitised product.

EBITDA multiple
EBITDA multiple is the ratio of the valuation of the investment to the earnings before interest, taxes, depreciation and amortisation.

In general, a significant increase in the multiple will result in a fair value increase for an investment.

Fair value adjustments
Key balance sheet valuation adjustments are quantified below:

	2018	2017
	£m	£m
Exit price adjustments derived from market bid-offer spreads	(451)	(391)
Uncollateralised derivative funding	(47)	(45)
Derivative credit valuation adjustments	(125)	(103)
Derivative debit valuation adjustments	237	131

Exit price adjustments derived from market bid-offer spreads
Barclays Bank Group uses mid-market pricing where it is a market maker and has the ability to transact at, or better than, mid-price (which is the case for certain equity, bond and vanilla derivative markets). For other financial assets and liabilities, bid-offer adjustments are recorded to reflect the exit level for the expected close out strategy. The methodology for determining the bid-offer adjustment for a derivative portfolio involves calculating the net risk exposure by offsetting long and short positions by strike and term in accordance with the risk management and hedging strategy.

Bid-offer levels are generally derived from market quotes such as broker data. Less liquid instruments may not have a directly observable bid-offer level. In such instances, an exit price adjustment may be derived from an observable bid-offer level for a comparable liquid instrument, or determined by calibrating to derivative prices, or by scenario or historical analysis.

Exit price adjustments derived from market bid-offer spreads have increased by £60m to £451m as a result of movements in market bid offer spreads.

Discounting approaches for derivative instruments
Collateralised
In line with market practice, the methodology for discounting collateralised derivatives takes into account the nature and currency of the collateral that can be posted within the relevant credit support annex (CSA). The CSA aware discounting approach recognises the 'cheapest to deliver' option that reflects the ability of the party posting collateral to change the currency of the collateral.

Uncollateralised
A fair value adjustment of £47m is applied to account for the impact of incorporating the cost of funding into the valuation of uncollateralised and partially collateralised derivative portfolios and collateralised derivatives where the terms of the agreement do not allow the rehypothecation of collateral received. This adjustment is referred to as the Funding Fair Value Adjustment (FFVA). FFVA has increased by £2m to £47m mainly as a result of change in Barclays funding spreads and trading activity.

FFVA is determined by calculating the net expected exposure at a counterparty level and applying a funding rate to the exposure that reflects the market cost of funding. Barclays Bank Group's internal Treasury rates are used as an input to the calculation. The approach takes into account the probability of default of each counterparty, as well as any mandatory break clauses.

FFVA incorporates a scaling factor which is an estimate of the extent to which the cost of funding is incorporated into observed traded levels. On calibrating the scaling factor, it is with the assumption that Credit Valuation Adjustments (CVA) and Debit Valuation Adjustments (DVA) are retained as valuation components incorporated into such levels. The effect of incorporating this scaling factor at 31 December 2018 was to reduce FFVA by £141m (2017: £138m).

The approach outlined above has been in use since 2012 with no significant changes.

Barclays Bank Group continues to monitor market practices and activity to ensure the approach to uncollateralised derivative valuation remains appropriate.

Derivative credit and debit valuation adjustments
CVA and DVA are incorporated into derivative valuations to reflect the impact on fair value of counterparty credit risk and Barclays Bank Group's own credit quality respectively. These adjustments are calculated for uncollateralised and partially collateralised derivatives across all asset classes. CVA and DVA are calculated using estimates of exposure at default, probability of default and recovery rates, at a counterparty level. Counterparties include (but are not limited to) corporates, sovereigns and sovereign agencies and supranationals.

Exposure at default is generally estimated through the simulation of underlying risk factors through approximating with a more vanilla structure, or by using current or scenario-based mark to market as an estimate of future exposure.

Probability of default and recovery rate information is generally sourced from the CDS markets. Where this information is not available, or considered unreliable, alternative approaches are taken based on mapping internal counterparty ratings onto historical or market-based default and recovery information. In particular, this applies to sovereign related names where the effect of using the recovery assumptions implied in CDS levels would imply a £50m (2017: £50m) increase in CVA.

Correlation between counterparty credit and underlying derivative risk factors, termed 'wrong-way,' or 'right-way' risk, is not systematically incorporated into the CVA calculation but is adjusted where the underlying exposure is directly related to the counterparty.

CVA increased by £22m to £125m because of widening of counterparty credit spreads, changes in non-credit factors impacting CVA and trading activity. DVA increased by £106m to £237m, primarily as a result of Barclays' credit spreads widening.

Portfolio exemptions
Barclays Bank Group uses the portfolio exemption in IFRS 13 Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, Barclays Bank Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.

Unrecognised gains as a result of the use of valuation models using unobservable inputs
The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £141m (2017: £109m) for financial instruments measured at fair value and £31m (2017: £253m) for financial instruments carried at amortised cost. The increase in financial instruments measured at fair value of £32m was driven by additions £65m (2017: £34m) offset by a transfer out of £15m (December 2017: £nil) to Barclays Bank UK PLC and £18m (2017: £104m) of amortisation and releases.  The decrease of £222m in financial instruments carried at amortised cost was driven by the transfer out of £222m (December 2017: £nil) to Barclays Bank UK PLC and £2m (2017: £22m) of amortization and releases offset by additions of £2m (2017: £119m).

Third party credit enhancements
Structured and brokered certificates of deposit issued by Barclays Bank Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the US. The FDIC is funded by premiums that Barclays Bank Group and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £4,797m (2017: £4,070m).

Comparison of carrying amounts and fair values
The following tables summarises the fair value of financial assets and liabilities measured at amortised cost on Barclays Bank Group's and Barclays Bank PLC's balance sheet:

Barclays Bank Group	2018					2017
	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets
Loans and advances at amortised cost
- Home loans	13,160	12,592	-	-	12,592	147,002	145,262	-	-	145,262
- Credit cards, unsecured and other retail lending	31,921	33,115	-	-	33,115	55,767	55,106	655	-	54,451
- Finance lease receivablesa	1,886	2,057				2,854	2,964
- Corporate loans	89,992	89,671	223	66,703	22,745	124,076	122,209	8,986	64,472	48,751
Reverse repurchase agreements and other similar secured lending	1,613	1,613	-	1,613	-	12,546	12,546	-	12,546	-
Assets included in disposal groups classified as held for saleb	-	-	-	-	-	1,164	1,195	-	-	1,195

Financial liabilities
Deposits at amortised cost
- Banks	(15,569)	(15,569)	(4,623)	(10,946)	-	(12,335)	(12,341)	(4,375)	(7,966)	-
- Current and demand accounts	(77,264)	(77,264)	(77,264)	-	-	(146,255)	(146,232)	(146,232)	-	-
- Savings accounts	(26,980)	(26,980)	(26,980)	-	-	(134,339)	(134,369)	(134,369)	-	-
- Other time deposits	(79,524)	(79,524)	(48,573)	(30,951)	-	(106,260)	(106,325)	(62,750)	(37,724)	(5,851)
Repurchase agreements and other similar secured lending	(7,378)	(7,378)	-	(7,378)	-	(40,338)	(40,338)	-	(40,338)	-
Debt securities in issue	(39,063)	(39,083)	-	(36,967)	(2,116)	(69,386)	(70,824)	-	(68,503)	(2,321)
Subordinated liabilities	(35,327)	(36,174)	-	(36,174)	-	(24,193)	(25,451)	-	(25,451)	-

Notes
a	The fair value hierarchy for finance lease receivables is not required as part of the standard.
b	Disposal groups held for sale and measured at fair value less cost to sell are included in the fair value table.

Barclays Bank PLC	2018					2017
	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets
Loans and advances at amortised cost
- Home loans	12,229	11,679	-	-	11,679	146,052	144,311	-	-	144,311
- Credit cards, unsecured and other retail lending	4,716	4,716	-	-	4,716	31,542	30,972	655	-	30,317
- Corporate loans	139,819	139,617	223	118,005	21,389	182,770	180,964	5,532	127,794	47,638
Reverse repurchase agreements and other similar secured lending	5,766	5,766	-	5,766	-	22,964	22,964	-	22,964	-

Financial liabilities
Deposits at amortised cost
- Banks	(17,524)	(17,524)	(4,581)	(12,943)	-	(13,494)	(13,494)	(4,047)	(9,447)	-
- Current and demand accounts	(70,942)	(70,942)	(70,942)	-	-	(203,347)	(203,325)	(140,143)	(63,106)	(76)
- Savings accounts	(17,440)	(17,440)	(17,440)	-	-	(126,794)	(126,824)	(126,824)	-	-
- Other time deposits	(125,111)	(125,111)	(48,573)	(76,538)	-	(82,267)	(82,281)	(60,615)	(15,812)	(5,854)
Repurchase agreements and other similar secured lending	(11,113)	(11,113)	-	(11,113)	-	(49,883)	(49,883)	-	(49,883)	-
Debt securities in issue	(26,391)	(26,428)	-	(26,249)	(179)	(55,874)	(56,758)	-	(56,580)	(178)
Subordinated liabilities	(35,085)	(35,894)	-	(35,894)	-	(24,203)	(25,222)	-	(25,222)	-

The fair value is an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As a wide range of valuation techniques are available, it may not be appropriate to directly compare this fair value information to independent market sources or other financial institutions. Different valuation methodologies and assumptions can have a significant impact on fair values which are based on unobservable inputs.

Financial assets
The carrying value of financial assets held at amortised cost (including loans and advances to banks and customers, and other lending such as reverse repurchase agreements and cash collateral on securities borrowed) is determined in accordance with the relevant accounting policy in Note 20 in Barclays Bank PLC Annual Report.

Loans and advances at amortised cost
The fair value of loans and advances, for the purpose of this disclosure, is derived from discounting expected cash flows in a way that reflects the current market price for lending to issuers of similar credit quality. Where market data or credit information on the underlying borrowers is unavailable, a number of proxy/extrapolation techniques are employed to determine the appropriate discount rates.

For retail lending (i.e. Home loans and Credit cards) tailored discounted cash flow models are predominantly used to estimate the fair value of different product types. For example, for home loans different models are used to estimate fair values of tracker, offset and fixed rate mortgage products. Key inputs to these models are the differentials between historic and current product margins and estimated prepayment rates.

The fair value of Corporate loans is calculated by the use of discounted cash flow techniques where the gross loan values are discounted at a rate of difference between contractual margins and hurdle rates or spreads where Barclays Bank Group charges a margin over LIBOR depending on credit quality and loss given default and years to maturity.

Reverse repurchase agreements
The fair value of reverse repurchase agreements approximates carrying amount as these balances are generally short dated and fully collateralised.

Financial liabilities
The carrying value of financial liabilities held at amortised cost (including customer accounts, other deposits, repurchase agreements and cash collateral on securities lent, debt securities in issue and subordinated liabilities) is determined in accordance with the accounting policy in Note 1.

Deposits at amortised cost
In many cases, the fair value disclosed approximates carrying value because the instruments are short term in nature or have interest rates that reprice frequently, such as customer accounts and other deposits and short-term debt securities.

The fair value for deposits with longer-term maturities, mainly time deposits, are estimated using discounted cash flows applying either market rates or current rates for deposits of similar remaining maturities. Consequently, the fair value discount is minimal.

Debt securities in issue
Fair values of other debt securities in issue are based on quoted prices where available, or where the instruments are short dated, carrying amount approximates fair value.

Repurchase agreements
The fair value of repurchase agreements approximates carrying amounts as these balances are generally short dated.

Subordinated liabilities
Fair values for dated and undated convertible and non-convertible loan capital are based on quoted market rates for the issuer concerned or issuers with similar terms and conditions.

8.	Subordinated liabilities

Accounting for subordinated liabilities
Subordinated liabilities are measured at amortised cost using the effective interest method under IFRS 9.

	Barclays Bank Group		Barclays Bank PLC
	2018	2017	2018	2017
	£m	£m	£m	£m
Opening balance as at 1 January	24,193	23,871	24,203	23,878
Issuances	221	3,041	-	3,041
Redemptions	(3,246)	(1,378)	(3,246)	(1,371)
Other	14,159	(1,341)	14,128	(1,345)
Total subordinated liabilities	35,327	24,193	35,085	24,203

Issuances of USD floating rate notes totalling £221m.

Redemptions totalling £3,246m include £500m Fixed/Floating Rate Subordinated Callable Notes, €1,750m 6% Fixed Rate Subordinated Notes (£1,532m), $1,000m 7.75% Contingent Capital Notes (£713m), $99m 7.7% Undated Subordinated Notes (£72m), €40m Floating Rate Subordinated Notes 2018 (£35m), €235m CMS Linked Subordinated Notes (£206m), £140m 8.25% Undated Subordinated Notes and a number of small redemptions by Barclays Securities Japan Limited totalling £48m.

Other movements include an increase of £16,987m due to a change in the level of subordination of certain loans made to Barclays Bank PLC by Barclays PLC which were previously reported as debt securities in issue. This was part of amendments made to the loans to meet internal minimum requirements for own funds and eligible liabilities (MREL) criteria to ensure they will qualify as internal MREL resources under MREL requirements applying in 2019.  In addition, there was an increase of £294m as a result of a 2018 reclassification of equity to debt. These increases were partially offset by £3,001m relating to the disposal of the UK banking business.

Subordinated liabilities include accrued interest and comprise undated and dated subordinated liabilities as follows:

	Barclays Bank Group		Barclays Bank PLC
	2018	2017	2018	2017
	£m	£m	£m	£m
Undated subordinated liabilities	4,313	4,192	4,454	4,261
Dated subordinated liabilities	31,014	20,001	30,631	19,942
Total subordinated liabilities	35,327	24,193	35,085	24,203

None of the Barclays Bank Group's subordinated liabilities are secured.

Undated subordinated liabilities		Barclays Bank Group		Barclays Bank PLC
		2018	2017	2018	2017
	Initial call date	£m	£m	£m	£m
Barclays Bank PLC externally issued subordinated liabilities
Tier One Notes (TONs)
6% Callable Perpetual Core Tier One Notes	2032	16	16	16	16
6.86% Callable Perpetual Core Tier One Notes (USD 179m)	2032	199	197	199	197
Reserve Capital Instruments (RCIs)
6.3688% Step-up Callable Perpetual Reserve Capital Instruments	2019	34	36	34	36
14% Step-up Callable Perpetual Reserve Capital Instruments	2019	3,189	3,142	3,189	3,142
5.3304% Step-up Callable Perpetual Reserve Capital Instruments	2036	51	52	51	52
Undated Notes
7.7% Undated Subordinated Notes (USD 99m)	2018	-	74	-	74
8.25% Undated Subordinated Notes	2018	-	144	-	144
7.125% Undated Subordinated Notes	2020	173	182	173	182
6.125% Undated Subordinated Notes	2027	42	43	42	43
Junior Undated Floating Rate Notes (USD 38m)	Any interest payment date	30	28	104	98
Undated Floating Rate Primary Capital Notes Series 1 (USD 167m)a	Any interest payment date	95	-	130	-
Undated Floating Rate Primary Capital Notes Series 2 (USD 295m)a	Any interest payment date	199	-	231	-
Undated Floating Rate Primary Capital Notes Series 3	Any interest payment date	21	21	21	21
Bonds
9.25% Perpetual Subordinated Bonds (ex-Woolwich Plc)	2021	83	87	83	87
9% Permanent Interest Bearing Capital Bonds	At any time	44	45	44	45
Loans
5.03% Reverse Dual Currency Undated Subordinated Loan (JPY 8,000m)	2028	56	51	56	51
5% Reverse Dual Currency Undated Subordinated Loan (JPY 12,000m)	2028	81	73	81	73
Total undated subordinated liabilities		4,313	4,192	4,454	4,261

Note
a
Following a review, these instruments are deemed to have characteristics that would qualify them as subordinated liabilities rather than equity. They have subsequently been reclassified in December 2018 resulting in a £294m movement.

Undated subordinated liabilities
Undated subordinated liabilities are issued by Barclays Bank PLC and its subsidiaries for the development and expansion of their business and to strengthen their capital bases. The principal terms of the undated subordinated liabilities are described below:

Subordination
All undated subordinated liabilities rank behind the claims against the bank of depositors and other unsecured unsubordinated creditors and holders of dated subordinated liabilities in the following order: Junior Undated Floating Rate Notes; other issues of Undated Notes, Bonds and Loans ranking pari passu with each other; followed by TONs and RCIs ranking pari passu with each other.

Interest
All undated subordinated liabilities bear a fixed rate of interest until the initial call date, with the exception of the 9% Bonds which are fixed for the life of the issue, and the Junior and Series 1, Series 2 and Series 3 Undated Notes which are floating rate at rates fixed periodically in advance based on the related interbank rate.

After the initial call date, in the event that they are not redeemed, the 7.125%, 6.125% Undated Notes, and the 9.25% Bonds will bear interest at rates fixed periodically in advance for five-year periods based on market rates. All other undated subordinated liabilities will bear interest at rates fixed periodically in advance based on London interbank rates.

Payment of interest
Barclays Bank PLC is not obliged to make a payment of interest on its Undated Notes, Bonds and Loans excluding the 9.25% Bonds if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC or, in certain cases, any class of preference shares of Barclays Bank PLC. Barclays Bank PLC is not obliged to make a payment of interest on its 9.25% Perpetual Subordinated Bonds if, in the immediately preceding 12 month interest period, a dividend has not been paid on any class of its share capital. Interest not paid becomes payable in each case if such a dividend is subsequently paid or in certain other circumstances. During the year, Barclays Bank PLC declared and paid dividends on its ordinary shares and on all classes of preference shares

No payment of principal or any interest may be made unless Barclays Bank PLC satisfies a specified solvency test.

Barclays Bank PLC may elect to defer any payment of interest on the RCIs. Any such deferred payment of interest must be paid on the earlier of: (i) the date of redemption of the RCIs, (ii) the coupon payment date falling on or nearest to the tenth anniversary of the date of deferral of such payment, and (iii) in respect of the 14% RCIs only, substitution. Whilst such deferral is continuing, neither Barclays Bank PLC nor Barclays PLC may declare or pay a dividend, subject to certain exceptions, on any of its ordinary shares or preference shares.

Barclays Bank PLC may elect to defer any payment of interest on the TONs if it determines that it is, or such payment would result in it being, in non-compliance with capital adequacy requirements and policies of the PRA. Any such deferred payment of interest will only be payable on a redemption of the TONs. Until such time as Barclays Bank PLC next makes a payment of interest on the TONs, neither Barclays Bank PLC nor Barclays PLC may (i) declare or pay a dividend, subject to certain exceptions, on any of their respective ordinary shares or Preference Shares, or make payments of interest in respect of Barclays Bank PLC's Reserve Capital Instruments and (ii) certain restrictions on the redemption, purchase or reduction of their respective share capital and certain other securities also apply.

Repayment
All undated subordinated liabilities are repayable, at the option of Barclays Bank PLC generally in whole at the initial call date and on any subsequent coupon or interest payment date or in the case of the 7.125%, 6.125% Undated Notes and the 9.25% Bonds on any fifth anniversary after the initial call date. In addition, each issue of undated subordinated liabilities is repayable, at the option of Barclays Bank PLC, in whole for certain tax reasons, either at any time, or on an interest payment date. There are no events of default except non-payment of principal or mandatory interest. Any repayments require the prior approval of the PRA.

Other
All issues of undated subordinated liabilities are non-convertible.

Dated subordinated liabilities			Barclays Bank Group		Barclays Bank PLC
			2018	2017	2018	2017
	Initial call date	Maturity date	£m	£m	£m	£m
Barclays Bank PLC externally issued subordinated liabilities
Floating Rate Subordinated Notes (EUR 40m)		2018	-	36	-	36
6% Fixed Rate Subordinated Notes (EUR 1,750m)		2018	-	1,643	-	1,643
CMS-Linked Subordinated Notes (EUR 100m)		2018	-	93	-	93
CMS-Linked Subordinated Notes (EUR 135m)		2018	-	124	-	124
Fixed/Floating Rate Subordinated Callable Notes	2018	2023	-	533	-	533
7.75% Contingent Capital Notes (USD 1,000m)	2018	2023	-	888	-	888
Floating Rate Subordinated Notes (EUR 50m)		2019	45	44	45	44
5.14% Lower Tier 2 Notes (USD 1,094m)		2020	851	841	851	841
6% Fixed Rate Subordinated Notes (EUR 1,500m)		2021	1,474	1,484	1,474	1,484
9.5% Subordinated Bonds (ex-Woolwich Plc)		2021	256	273	256	273
Subordinated Floating Rate Notes (EUR 100m)		2021	89	88	89	88
10% Fixed Rate Subordinated Notes		2021	2,194	2,261	2,194	2,261
10.179% Fixed Rate Subordinated Notes (USD 1,521m)		2021	1,143	1,118	1,143	1,118
Subordinated Floating Rate Notes (EUR 50m)		2022	45	44	45	44
6.625% Fixed Rate Subordinated Notes (EUR 1,000m)		2022	1,032	1,043	1,032	1,043
7.625% Contingent Capital Notes (USD 3,000m)		2022	2,502	2,429	2,502	2,429
Subordinated Floating Rate Notes (EUR 50m)		2023	45	44	45	44
5.75% Fixed Rate Subordinated Notes		2026	351	366	351	366
5.4% Reverse Dual Currency Subordinated Loan (JPY 15,000m)		2027	107	97	107	97
6.33% Subordinated Notes		2032	61	62	61	62
Subordinated Floating Rate Notes (EUR 68m)		2040	61	60	61	60
External issuances by other subsidiaries		2019-2023	384	59	-	-
Barclays Bank PLC notes issued intra-group to Barclays PLC
2.625% Fixed Rate Subordinated Callable Notes (EUR 1,250m)	2020	2025	-	1,118	-	1,118
2% Fixed Rate Subordinated Callable Notes (EUR 1,500m)	2023	2028	1,361	1,314	1,361	1,314
4.375% Fixed Rate Subordinated Notes (USD 1,250m)		2024	-	945	-	945
3.75% Fixed Rate Resetting Subordinated Callable Notes (SGD 200m)	2025	2030	116	111	116	111
5.20% Fixed Rate Subordinated Notes (USD 1,367m)		2026	1,001	1,424	1,001	1,424
4.836% Fixed Rate Subordinated Callable Notes (USD 1,200m)	2027	2028	911	1,459	911	1,459
Barclays Bank PLC intra-group loans from Barclays PLC
Various Fixed Rate Subordinated Loans			10,147	-	10,147	-
Various Subordinated Floating Rate Loans			1,023	-	1,023	-
Various Fixed Rate Subordinated Callable Loans			3,754	-	3,754	-
Various Subordinated Floating Rate Callable Loans			2,061	-	2,061	-
Total dated subordinated liabilities			31,014	20,001	30,631	19,942

Dated subordinated liabilities
Dated subordinated liabilities are issued by Barclays Bank PLC and respective subsidiaries for the development and expansion of their business and to strengthen their respective capital bases. The principal terms of the dated subordinated liabilities are described below:

Currency and maturity
In addition to the individual dated subordinated liabilities listed in the table, the £16,985m of intra-group loans is made up of various fixed and floating rate loans from Barclays PLC with notional amounts denominated in USD (13,994m), EUR (4,024m), GBP (£250m), JPY (213,600m), AUD (775m), SEK (500m), NOK (970m) and CHF (175m), with maturities ranging from 2020 to 2047.  Certain intra-group loans have a call date one year prior to their maturity

Subordination
All dated subordinated liabilities, both externally issued and issued intra-group to Barclays PLC, rank behind the claims against the bank of depositors and other unsecured unsubordinated creditors but before the claims of the undated subordinated liabilities and the holders of their equity.  The Barclays Bank PLC intra-group loans from Barclays PLC rank pari passu amongst themselves but ahead of the Barclays Bank PLC notes issued intra-group to Barclays PLC and the Barclays Bank PLC externally issued subordinated liabilities.  The external dated subordinated liabilities issued by subsidiaries, are similarly subordinated as the external subordinated liabilities issued by Barclays Bank PLC

Interest
Interest on floating rate notes and loans is set by reference to market rates at the time of issuance and fixed periodically in advance, based on the related interbank or local bank rates.

Interest on fixed rate notes and loans is set by reference to market rates at the time of issuance and fixed until maturity.

Interest on fixed rate callable notes and loans is set by reference to market rates at the time of issuance and fixed until the call date.  After the call date, in the event that the notes or loans are not redeemed, the interest rate will be re-set to either a fixed or floating rate until maturity based on market rates.

Repayment
Those subordinated liabilities with a call date are repayable at the option of the issuer, on conditions governing the respective debt obligations, some in whole or in part, and some only in whole. The remaining dated subordinated liabilities outstanding at 31 December 2018 are redeemable only on maturity, subject in particular cases, to provisions allowing an early redemption in the event of certain changes in tax law or, to certain changes in legislation or regulations.

Any repayments prior to maturity may require, in the case of Barclays Bank PLC, the prior approval of the PRA, or in the case of the overseas issues, the approval of the local regulator for that jurisdiction and of the PRA in certain circumstances.

There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.

Other
The 7.625% Contingent Capital Notes will be automatically transferred from investors to Barclays PLC (or another entity within the Barclays Group) for nil consideration in the event the Barclays PLC consolidated CRD IV CET1 ratio (FSA October 2012 transitional statement) falls below 7.0%.

9.	Ordinary shares, share premium, and other equity

Called up share capital, allotted and fully paid
	Ordinary share capital	Preference share capital	Share premium	Total share capital and share premium	Other equity instruments
	£m	£m	£m	£m	£m
As at 1 January 2018	2,342	19	12,092	14,453	8,982
AT1 securities issuance	-	-	-	-	1,925
AT1 securities redemption	-	-	-	-	(1,242)
Redemption of preference shares	-	(13)	-	(13)	-
Capital reorganisation	-	-	(12,092)	(12,092)	-
Net equity impact of intra-group transfers	-	-	-	-	(2,070)
As at 31 December 2018	2,342	6	-	2,348	7,595

As at 1 January 2017	2,342	28	12,092	14,462	6,486
AT1 securities issuance	-	-	-	-	2,496
Redemption of preference shares	-	(9)	-	(9)	-
As at 31 December 2017	2,342	19	12,092	14,453	8,982

Ordinary shares
The issued ordinary share capital of Barclays Bank PLC, as at 31 December 2018, comprised 2,342m (2017: 2,342m) ordinary shares of £1 each.

Ordinary share capital and share premium constitutes 100% (2017: 60%) of total share capital and share premium issued.

Preference shares
The issued preference share capital of Barclays Bank PLC, as at 31 December 2018, comprised 1,000 Sterling Preference Shares of £1 each (2017: 1,000); 31,856 Euro Preference Shares of €100 each (2017: 31,856); and 58,133 US Dollar Preference Shares of $100 each (2017: 58,133). In the last quarter of 2018, 106 million US Dollar Preference Shares of $0.25 each were redeemed.

Sterling £1 Preference Shares
1,000 Sterling cumulative callable preference shares of £1 each (the £1 Preference Shares) were issued on 31 December 2004 at nil premium.

The £1 Preference Shares entitle the holders thereof to receive Sterling cumulative cash dividends out of distributable profits of Barclays Bank PLC, semi-annually at a rate reset semi-annually equal to the Sterling interbank offered rate for six-month sterling deposits.

Barclays Bank PLC shall be obliged to pay such dividends if: (1) it has profits available for the purpose of distribution under the Companies Act 2006 as at each dividend payment date; and (2) it is solvent on the relevant dividend payment date, provided that a capital regulations condition is satisfied on such dividend payment date. The dividends shall not be due and payable on the relevant dividend payment date except to the extent that Barclays Bank PLC could make such payment and still be solvent immediately thereafter. Barclays Bank PLC shall be considered solvent on any date if: (1) it is able to pay its debts to senior creditors as they fall due; and (2) its auditors have reported within the previous six months that its assets exceed its liabilities. If Barclays Bank PLC shall not pay, or shall pay only in part, a dividend for a period of seven days or more after the due date for payment, the holders of the £1 Preference Shares may institute proceedings for the winding-up of Barclays Bank PLC. No remedy against Barclays Bank PLC shall be available to the holder of any £1 Preference Shares for the recovery of amounts owing in respect of £1 Preference Shares other than the institution of proceedings for the winding-up of Barclays Bank PLC and/or proving in such winding-up.

On a winding-up or other return of capital (other than a redemption or purchase by Barclays Bank PLC of any of its issued shares, or a reduction of share capital, permitted by the Articles of Barclays Bank PLC and under applicable law), the assets of Barclays Bank PLC available to shareholders shall be applied in priority to any payment to the holders of ordinary shares and any other class of shares in the capital of Barclays Bank PLC then in issue ranking junior to the £1 Preference Shares on such a return of capital and pari passu on such a return of capital with the holders of any other class of shares in the capital of Barclays Bank PLC then in issue (other than any class of shares in the capital of Barclays Bank PLC then in issue ranking in priority to the £1 Preference Shares on a winding-up or other such return of capital), in payment to the holders of the £1 Preference Shares of a sum equal to the aggregate of: (1) an amount equal to the dividends accrued thereon for the then current dividend period (and any accumulated arrears thereof) to the date of the commencement of the winding-up or other such return of capital; and (2) an amount equal to £1 per £1 Preference Share. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of the £1 Preference Shares will have no right or claim to any of the remaining assets of Barclays Bank PLC and will not be entitled to any further participation in such return of capital.

The £1 Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, subject to the Companies Act 2006 and its Articles. Holders of the £1 Preference Shares are not entitled to receive notice of, or to attend, or vote at, any general meeting of Barclays Bank PLC.

Euro Preference Shares
140,000 Euro 4.75% non-cumulative callable preference shares of €100 each (the 4.75% Preference Shares) were issued on 15 March 2005 for a consideration of €1,383.3m (£966.7m), of which the nominal value was €14m and the balance was share premium. The 4.75% Preference Shares entitle the holders thereof to receive Euro non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, annually at a fixed rate of 4.75% per annum on the amount of €10,000 per preference share until 15 March 2020, and thereafter quarterly at a rate reset quarterly equal to 0.71% per annum above the Euro interbank offered rate for three-month Euro deposits.

The 4.75% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15 March 2020, and on each dividend payment date thereafter at €10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

US Dollar Preference Shares
100,000 US Dollar 6.278% non-cumulative callable preference shares of $100 each (the 6.278% Preference Shares), represented by 100,000 American Depositary Shares, Series 1, were issued on 8 June 2005 for a consideration of $995.4m (£548.1m), of which the nominal value was $10m and the balance was share premium. The 6.278% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, semi-annually at a fixed rate of 6.278% per annum on the amount of $10,000 per preference share until 15 December 2034, and thereafter quarterly at a rate reset quarterly equal to 1.55% per annum above the London interbank offered rate for three-month US Dollar deposits.

The 6.278% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15 December 2034, and on each dividend payment date thereafter at $10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

106 million US Dollar 8.125% non-cumulative callable preference shares of $0.25 each (the 8.125% Preference Shares), represented by 106 million American Depositary Shares, Series 5, were issued on 11 April 2008 and 25 April 2008 for a total consideration of $2,650m (£1,345m), of which the nominal value was $26.5m and the balance was share premium. The 8.125% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, quarterly at a fixed rate of 8.125% per annum on the amount of $25 per preference share.

The 8.125% Preference Shares were redeemed in full on December 15, 2018, with payment being made on Monday, December 17, 2018.

No redemption or purchase of any 4.75% Preference Shares and the 6.278% Preference Shares (together, the Preference Shares) may be made by Barclays Bank PLC without the prior approval of the UK PRA and any such redemption will be subject to the Companies Act 2006 and the Articles of Barclays Bank PLC.

On a winding-up of Barclays Bank PLC or other return of capital (other than a redemption or purchase of shares of Barclays Bank PLC, or a reduction of share capital), a holder of Preference Shares will rank in the application of assets of Barclays Bank PLC available to shareholders: (1) junior to the holder of any shares of Barclays Bank PLC in issue ranking in priority to the Preference Shares; (2) equally in all respects with holders of other preference shares and any other shares of Barclays Bank PLC in issue ranking pari passu with the Preference Shares; and (3) in priority to the holders of ordinary shares and any other shares of Barclays Bank PLC in issue ranking junior to the Preference Shares.

The holders of the £13m 6% Callable Perpetual Core Tier One Notes and the $179m 6.86% Callable Perpetual Core Tier One Notes of Barclays Bank PLC (together, the TONs) and the holders of the £35m 5.3304% Step-up Callable Perpetual Reserve Capital Instruments, the £33m 6.3688% Step-up Callable Perpetual Reserve Capital Instruments and the £3,000m 14% Step-up Callable Perpetual Reserve Capital Instruments of Barclays Bank PLC (together, the RCIs) would, for the purposes only of calculating the amounts payable in respect of such securities on a winding-up of Barclays Bank PLC, subject to limited exceptions and to the extent that the TONs and the RCIs are then in issue, rank pari passu with the holders of the most senior class or classes of preference shares then in issue in the capital of Barclays Bank PLC. Accordingly, the holders of the preference shares would rank equally with the holders of such TONs and RCIs on such a winding-up of Barclays Bank PLC (unless one or more classes of shares of Barclays Bank PLC ranking in priority to the preference shares are in issue at the time of such winding-up, in which event the holders of such TONs and RCIs would rank equally with the holders of such shares and in priority to the holders of the preference shares).

Subject to such ranking, in such event, holders of the preference shares will be entitled to receive out of assets of Barclays Bank PLC available for distributions to shareholders, liquidating distributions in the amount of €10,000 per 4.75% Preference Share and $10,000 per 6.278% Preference Share, plus, in each case, an amount equal to the accrued dividend for the then current dividend period to the date of the commencement of the winding-up or other such return of capital. If a dividend is not paid in full on any preference shares on any dividend payment date, then a dividend restriction shall apply.

This dividend restriction will mean that neither Barclays Bank PLC nor Barclays PLC may (a) declare or pay a dividend (other than payment by Barclays PLC of a final dividend declared by its shareholders prior to the relevant dividend payment date, or a dividend paid by Barclays Bank PLC to Barclays PLC) on any of their respective ordinary shares, other preference shares or other share capital or (b) redeem, purchase, reduce or otherwise acquire any of their respective share capital, other than shares of Barclays Bank PLC held by Barclays PLC or a wholly owned subsidiary, until the earlier of: (1) the date on which Barclays Bank PLC next declares and pays in full a preference dividend; and (2) the date on or by which all the preference shares are redeemed in full or purchased by Barclays Bank PLC.

Holders of the preference shares are not entitled to receive notice of, or to attend, or vote at, any general meeting of Barclays Bank PLC. Barclays Bank PLC is not permitted to create a class of shares ranking as regards participation in the profits or assets of Barclays Bank PLC in priority to the preference shares, save with the sanction of a special resolution of a separate general meeting of the holders of the preference shares (requiring a majority of not less than three-fourths of the holders of the preference shares voting at the separate general meeting) or with the consent in writing of the holders of three-fourths of the preference shares.

Except as described above, the holders of the preference shares have no right to participate in the surplus assets of Barclays Bank PLC.

Capital Reorganisation
On 11 September 2018, the High Court of Justice in England and Wales confirmed the cancellation of the share premium account of Barclays Bank PLC, with the balance of £12,092m credited to retained earnings.

Other equity instruments
Other equity instruments of £7,595m (2017: £8,982m) include AT1 securities issued by Barclays Bank PLC. The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRD IV.

In 2018, there was one issuance (2017: two issuances) of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, with principal amount totalling $2.5bn (2017: £2.5bn). There was also one redemption in 2018 (2017: none), with principal amount totalling $2.0bn. During the year, £2,070m of Additional Tier 1 (AT1) securities issued by Barclays PLC were transferred from Barclays Bank PLC to Barclays Bank UK PLC.

AT1 equity instruments
		2018	2017
	Initial call date	£m	£m
AT1 equity instruments - Barclays Bank PLC
8.25% Perpetual Subordinated Contingent Convertible Securities (USD 2,000m)	2018	-	1,242
7.0% Perpetual Subordinated Contingent Convertible Securities	2019	-	698
6.625% Perpetual Subordinated Contingent Convertible Securities (USD 1,211m)	2019	715	715
6.5% Perpetual Subordinated Contingent Convertible Securities (EUR 1,077m)	2019	860	860
8.0% Perpetual Subordinated Contingent Convertible Securities (EUR 1,000m)	2020	836	836
7.875% Perpetual Subordinated Contingent Convertible Securities	2022	1,000	1,000
7.875% Perpetual Subordinated Contingent Convertible Securities (USD 1,500m)	2022	1,136	1,136
7.25% Perpetual Subordinated Contingent Convertible Securities	2023	500	1,250
7.75% Perpetual Subordinated Contingent Convertible Securities (USD 2,500m)	2023	1,925	-
5.875% Perpetual Subordinated Contingent Convertible Securities	2024	623	1,245
Total AT1 equity instruments		7,595	8,982

10.	Reserves

Currency translation reserve
The currency translation reserve represents the cumulative gains and losses on the retranslation of the Barclays Bank Group net investment in foreign operations, net of the effects of hedging.

Available for sale reserve
Following the adoption of IFRS 9, accumulated fair value changes of £260m previously recognised in the available for sale reserve are now recorded in fair value through other comprehensive income.

Fair value through other comprehensive income reserve
The fair value through other comprehensive income reserve represent the changes in the fair value of fair value through other comprehensive income investments since initial recognition.

Cash flow hedging reserve
The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

Own credit reserve
The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.

Other reserves and other shareholders' equity
Other reserves relate to redeemed ordinary and preference shares issued by the Barclays Bank Group.

Included in other shareholders' equity are capital notes which bear interest at rates fixed periodically in advance, based on London interbank rates. These notes are repayable at the option of the Barclays Bank PLC, in whole on any interest payment date. Barclays Bank PLC is not obliged to make a payment of interest on its capital notes if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC.

	Barclays Bank Group		Barclays Bank PLC
	2018	2017	2018	2017
	£m	£m	£m	£m
Currency translation reserve	3,927	3,084	857	719
Available for sale reserve	-	396	-	(19)
Fair value through other comprehensive income reserve	(298)	-	(302)	-
Cash flow hedging reserve	(123)	184	(123)	185
Own credit reserve	(121)	(179)	(121)	(178)
Other reserves and other shareholders' equity	(24)	323	72	386
Total	3,361	3,808	383	1,093

11.	Non-controlling interests

	Profit attributable to non-controlling interest			Equity attributable to non-controlling interest			Dividends paid to non-controlling interest
	2018	2017	2016	2018	2017	2016	2018	2017	2016
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays Africa Group Limited	-	140	402	-	-	3,507	-	173	235
Other non-controlling interests	-	4	3	2	1	15	-	-	-
Total	-	144	405	2	1	3,522	-	173	235

Barclays Bank PLC's shareholding in BAGL has reduced from 50.1% in 2016 to 14.9% in 2017. Following the disposal BAGL is not considered as a subsidiary of Barclays Bank Group and has been deconsolidated for accounting purposes and is accounted for as an asset available for sale in 2017.

12.	Related party transactions and Directors' remuneration

Related party transactions
Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both.

The disposal of the UK banking business to Barclays Bank UK PLC and transfer of ownership of Barclays Bank UK PLC to Barclays PLC has materially affected the financial position and the performance of the Barclays Bank Group during this period with regards to its related party transactions. Refer to Note 2 for further details, including intra-group balances.

Parent company
The parent company, which is also the ultimate parent company, is Barclays PLC, which holds 100% of the issued ordinary shares of Barclays Bank PLC.

Subsidiaries
Transactions between Barclays Bank PLC and its subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Barclays Bank Group's financial statements. A list of the Barclays Bank Group's principal subsidiaries is shown in Note 36 in Barclays Bank PLC Annual Report.

Fellow subsidiaries
Transactions between the Barclays Bank Group and other subsidiaries of the parent company also meet the definition of related party transactions.

Associates, joint ventures and other entities
The Barclays Bank Group provides banking services to its associates, joint ventures and the Barclays Bank Group pension funds (principally the UK Retirement Fund), providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Barclays Bank Group companies also provide investment management and custodian services to the Barclays Bank Group pension schemes. All of these transactions are conducted on the same terms as third party transactions. Summarised financial information for the Barclays Bank Group's investments in associates and joint ventures is set out in Note 38 in Barclays Bank PLC Annual Report.

Amounts included in the Barclays Bank Group's financial statements, in aggregate, by category of related party entity are as follows:

	Parent	Fellow subsidiaries	Associates	Joint ventures	Pension funds
	£m	£m	£m	£m	£m
For the year ended and as at 31 December 2018
Total income	(416)	(3)	-	7	3
Credit impairment and other provisions	-	-	-	-	-
Operating expenses	(122)	(3,630)	(1)	(7)	-
Total assets	727	1,091	12	1,288	3
Total liabilities	21,405	2,058	85	2	139
For the year ended and as at 31 December 2017
Total income	3	1	(20)	61	4
Credit impairment and other provisions	-	-	2	-	-
Operating expenses	(999)	(4,009)	-	(23)	-
Total assets	716	163	2	1,048	2
Total liabilities	24,205	1,015	75	2	162

Guarantees, pledges or commitments given in respect of these transactions in the year were £20m (2017: £27m) predominantly relating to associates. No guarantees, pledges or commitments were received in the year. Derivatives transacted on behalf of the pensions funds were £3m (2017: £3m).

Amounts included in Barclays Bank PLC's financial statements, in aggregate, by category of related party entity are as follows:

	Parent	Subsidiaries	Fellow subsidiaries	Associates	Joint ventures	Pension funds
	£m	£m	£m	£m	£m	£m
As at 31 December 2018
Total assets	721	178,571	1,069	8	1,282	3
Total liabilities	21,405	122,546	2,000	85	(2)	139
As at 31 December 2017
Total assets	716	148,542	159	2	1,048	2
Total liabilities	24,204	123,795	969	75	2	162

It is the normal practice of Barclays Bank PLC to provide its subsidiaries with support and assistance by way of guarantees, indemnities, letters of comfort and commitments, as may be appropriate, with a view to enabling them to meet their obligations and to maintain their good standing, including commitment of capital and facilities. For dividends paid to Barclays PLC see Note 6.

Key Management Personnel
Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays Bank PLC (directly or indirectly) and comprise the Directors and Officers of Barclays Bank PLC, certain direct reports of the Chief Executive Officer and the heads of major business units and functions.

There were no material related party transactions with entities under common directorship where a member of Key Management Personnel (or any connected person) is also a member of Key Management Personnel (or any connected person) of Barclays Bank PLC.

The Barclays Bank Group provides banking services to Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding were as follows:

Loans outstanding
	2018	2017
	£m	£m
As at 1 January	4.8	9.2
Loans issued during the yeara	12.6	0.5
Loan repayments during the yearb	(2.8)	(4.9)
As at 31 December	14.6	4.8

Notes
a	Includes loans issued to existing Key Management Personnel and new or existing loans issued to newly appointed Key Management Personnel.
b	Includes loan repayments by existing Key Management Personnel and loans to former Key Management Personnel.

No allowances for impairment were recognised in respect of loans to Key Management Personnel (or any connected person).

Deposits outstanding
	2018	2017
	£m	£m
As at 1 January	6.9	7.3
Deposits received during the yeara	17.4	25.7
Deposits repaid during the yearb	(21.4)	(26.1)
As at 31 December	2.9	6.9

Notes
a	Includes deposits received from existing Key Management Personnel and new or existing deposits received from newly appointed Key Management Personnel.
b	Includes deposits repaid by existing Key Management Personnel and deposits of former Key Management Personnel.

Total commitments outstanding
Total commitments outstanding refer to the total of any undrawn amounts on credit card and/or overdraft facilities provided to Key Management Personnel. Total commitments outstanding as at 31 December 2018 were £0.5m (2017: £0.3m).

Loans to Directors and other Key Management Personnel (and persons connected to them), (a) were made in the ordinary course of business, (b) were generally made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and (c) did not involve more than a normal risk of collectability or present other unfavourable features.

Remuneration of Key Management Personnel
Total remuneration awarded to Key Management Personnel below represents the awards made to individuals that have been approved by the Board Remuneration Committee as part of the latest remuneration decisions. Costs recognised in the income statement reflect the accounting charge for the year included within operating expenses. The difference between the values awarded and the recognised income statement charge principally relates to the recognition of deferred costs for prior year awards. Figures are provided for the period that individuals met the definition of Key Management Personnel.

	2018	2017
	£m	£m
Salaries and other short-term benefits	50.7	33.9
Pension costs	0.3	0.1
Other long-term benefits	12.6	18.4
Share-based payments	24.8	26.8
Employer social security charges on emoluments	8.5	9.6
Costs recognised for accounting purposes	96.9	88.8
Employer social security charges on emoluments	(8.5)	(9.6)
Other long-term benefits - difference between awards granted and costs recognised	4.5	(9.8)
Share-based payments - difference between awards granted and costs recognised	(2.1)	(11.7)
Total remuneration awarded	90.8	57.7

Disclosure required by the Companies Act 2006
The following information regarding the Barclays Bank PLC Board of Directors is presented in accordance with the Companies Act 2006:

	2018	2017
	£m	£m
Aggregate emolumentsa	10.5	8.5
Amounts paid under LTIPsb	0.6	1.1
	11.1	9.6

Notes
a
The aggregate emoluments include amounts paid for the 2018 year. In addition, deferred cash and share awards for 2018 with a total value at grant of £5.1m will be made to Directors which will only vest subject to meeting certain conditions.

b	The figure above for 'Amounts paid under LTIPs' for 2018 relates to an LTIP award that was released to a Director in 2018. Dividend shares released on the award are excluded.

Pension contributions totalling £11,848 were paid to defined contribution schemes on behalf of Directors (2017: £nil). There were no notional pension contributions to defined contribution schemes.

As at 31 December 2018, there were no Directors accruing benefits under a defined benefit scheme (2017: nil).

Of the figures in the table above, the amounts attributable to the highest paid Director are as follows:

	2018	2017
	£m	£m
Aggregate emolumentsa	3.6	2.3
Amounts paid under LTIPs	-	1.1
	3.6	3.4

Note
a
The aggregate emoluments include amounts paid for the 2018 year. In addition, deferred cash and share awards for 2018 with a total value at grant of £4.1m will be made to the highest paid Director which will only vest subject to meeting certain conditions.

There were no actual pension contributions paid to defined contribution schemes (2017: £nil). There were no notional pension contributions to defined contribution schemes.

Advances and credit to Directors and guarantees on behalf of Directors
In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in 2018 to persons who served as Directors during the year was £nil (2017: £0.2m). The total value of guarantees entered into on behalf of Directors during 2018 was £nil (2017: £nil).

Notes

The term Barclays Bank Group refers to Barclays Bank PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31 December 2018 to the corresponding twelve months of 2017 and balance sheet analysis as at 31 December 2018 with comparatives relating to 31 December 2017. The abbreviations '£m' and '£bn' represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations '$m' and '$bn' represent millions and thousands of millions of US Dollars respectively; the abbreviations '€m' and '€bn' represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/results.

The information in this announcement, which was approved by the Board of Directors on 20 February 2019, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2018, which contain an unqualified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006) will be delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be filed as a Form 20-F to the SEC as soon as practicable following their publication. Once filed with the SEC, copies of the Form 20-F will also be available from the Barclays Investor Relations website at home.barclays/results and from the SEC's website at www.sec.gov.

Barclays Bank Group is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Barclays Bank Group.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Bank Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Barclays Bank Group's future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS 9 impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards including the continuing impact of IFRS 9 implementation, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Barclays Bank Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; instability as a result of the exit by the United Kingdom from the European Union and the disruption that may subsequently result in the UK and globally; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Barclays Bank Group's control. As a result, the Barclays Bank Group's actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Barclays Bank Group's forward-looking statements. Additional risks and factors which may impact the Barclays Bank Group's future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2018), which are available on the SEC's website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0) 20 77730708	+44 (0) 20 7116 6927

About Barclays
Barclays is a transatlantic consumer and wholesale bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 83,500 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com